     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 1996


                                                       REGISTRATION NO. 333-4419
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                 GUESS ?, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                       2345                      95-3679695
      (State or other             (Primary Standard            (I.R.S. Employer
      jurisdiction of                Industrial             Identification Number)
     incorporation or        Classification Code Number)
       organization)

                           1444 SOUTH ALAMEDA STREET
                         LOS ANGELES, CALIFORNIA 90021
                                 (213) 765-3100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ROGER A. WILLIAMS
                            CHIEF FINANCIAL OFFICER
                                 GUESS ?, INC.
                           1444 SOUTH ALAMEDA STREET
                         LOS ANGELES, CALIFORNIA 90021
                                 (213) 765-3100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           William H. Hinman, Jr., Esq.                            Gregg A. Noel, Esq.
               Shearman & Sterling                                Jeffrey H. Cohen, Esq.
              555 California Street                        Skadden, Arps, Slate, Meagher & Flom
       San Francisco, California 94104-1522                 300 South Grand Avenue, Suite 3400
                                                              Los Angeles, California 90071

                           --------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 GUESS ?, INC.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

  ITEM
 NUMBER                           ITEM                                        LOCATION IN PROSPECTUS
- ---------  --------------------------------------------------  ----------------------------------------------------
    1.     Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Facing  Page;  Cross-Reference Sheet;  Outside Front
                                                                Cover Page of Prospectus
    2.     Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front  Cover Page  of Prospectus;  Additional
                                                                Information;  Table of Contents; Outside Back Cover
                                                                Page of Prospectus
    3.     Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors
    4.     Use of Proceeds...................................  Prospectus Summary; Use of Proceeds
    5.     Determination of Offering Price...................  Underwriting
    6.     Dilution..........................................  Dilution
    7.     Selling Security Holders..........................  Not Applicable
    8.     Plan of Distribution..............................  Outside Front Cover Page of Prospectus; Underwriting
    9.     Description of Securities to Be Registered........  Outside Front Cover  Page of Prospectus;  Prospectus
                                                                Summary; Description of Capital Stock
   10.     Interests of Named Experts and Counsel............  Not Applicable
   11.     Information with Respect to Registrant............  Prospectus  Summary; Risk  Factors; Company History,
                                                                the Reorganization and Prior S Corporation  Status;
                                                                Dividend Policy; Capitalization; Selected Financial
                                                                Data;    Selected   Pro   Forma   Financial   Data;
                                                                Management's Discussion and  Analysis of  Financial
                                                                Condition  and  Results  of  Operations;  Business;
                                                                Management;   Certain    Transactions;    Principal
                                                                Stockholders;  Shares  Eligible  for  Future  Sale;
                                                                Description of Capital Stock; Financial Statements
   12.     Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities......................................  Not Applicable

                            ------------------------

    This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front and back cover pages and the "Underwriting" section. The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 11, 1996

PROSPECTUS
                                9,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    Of the 9,200,000 shares of Common Stock of Guess ?, Inc. offered hereby, 7,360,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters and 1,840,000 shares are initially being offered outside the United States and Canada by the International Managers. The initial public offering price and the aggregate underwriting discount per share are identical for each of the Offerings. See "Underwriting."

    Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share of Common Stock will be between $21 and $23. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price of the Common Stock.


    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "GES," subject to official notice of issuance.



    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND   EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR  HAS
  THE  SECURITIES   AND   EXCHANGE   COMMISSION  OR   ANY   STATE   SECURITIES
    COMMISSION    PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE TO         UNDERWRITING        PROCEEDS TO
                                           PUBLIC          DISCOUNT (1)        COMPANY (2)
Per Share...........................          $                  $                  $
Total (3)...........................          $                  $                  $

(1) The Company and the Principal Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $         .
(3) The Company has granted to the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,104,000 and 276,000 shares of Common Stock, respectively, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $         , $       and $         ,
    respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about            , 1996.

                            ------------------------

MERRILL LYNCH & CO.  MORGAN STANLEY & CO.
                            INCORPORATED
                       ----------------------------------
               The date of this Prospectus is            , 1996.

                                   [PICTURES]

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, ALL COMMON STOCK SHARE AMOUNTS, PER SHARE DATA AND OTHER INFORMATION SET FORTH IN THIS PROSPECTUS (I) HAVE BEEN ADJUSTED TO REFLECT A 32.66 FOR 1 STOCK SPLIT, WHICH WILL BE EFFECTED PRIOR TO CONSUMMATION OF THE OFFERINGS, AND (II) ASSUME THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS HAVE NOT BEEN EXERCISED. UNLESS THE CONTEXT REQUIRES OTHERWISE, THE "COMPANY" OR "GUESS," AS USED IN THIS PROSPECTUS, MEANS GUESS ?, INC. AND GUESS EUROPE, B.V., A NETHERLANDS CORPORATION ("GEBV"), GUESS ITALIA S.R.L., AN ITALIAN CORPORATION ("GUESS ITALIA," AND TOGETHER WITH GEBV, "GUESS EUROPE"), AND RANCHE LIMITED, A HONG KONG CORPORATION ("RANCHE" OR "GUESS ASIA"), EACH OF WHICH IS A CONSOLIDATED SUBSIDIARY OF GUESS ?, INC.


                                  THE COMPANY

    Guess ?, Inc. (the "Company" or "Guess"), founded in 1981 by the Marciano brothers, designs, markets, distributes and licenses one of the world's leading lifestyle collections of casual apparel, accessories and related consumer products. The Company's apparel for men and women is inspired by an appreciation of the American lifestyle combined with a European flair and is marketed under the trademarks GUESS, GUESS U.S.A., GUESS? AND TRIANGLE DESIGN and GUESS COLLECTION. The lines include full collections of denim and cotton clothing, including jeans, pants, overalls, skirts, dresses, shorts, blouses, shirts, jackets and knitwear. In addition, the Company has granted licenses to manufacture and distribute a broad range of products that complement the Company's apparel lines, including watches, clothing for infants and children, eyewear, footwear, activewear, home products and other fashion accessories. The Company's product quality combined with captivating advertising images have created a global brand franchise with products that appeal to style-conscious consumers across a broad spectrum of ages. The Company generates net revenue from wholesale and retail operations and licensing activities, which accounted for 56%, 35% and 9%, respectively, of net revenue in 1995. The Company's total net revenue in 1995 was $486.7 million and pro forma net earnings (as described herein) were $43.3 million.

    The Company achieves premium pricing for its products by emphasizing superior styling and quality. The Company maintains rigorous control over the quality of its products by performing its own design and development work and by closely monitoring the workmanship of its contractors and licensees. The enduring strength of the GUESS brand name and image is reinforced by the Company's consistent emphasis on innovative and distinctive design. Under the direction of Maurice Marciano, the Company's design department creates full lines of casual apparel that appeal to both men and women. During 1995, net sales of apparel for men and for women accounted for approximately 48% and 52%, respectively, of net revenue from the sale of apparel products. Each of the lines consists of a broad array of basic, recurring styles, complemented by more fashion-oriented items which reflect contemporary trends. During 1995, net sales of basic and fashion items accounted for approximately 49% and 51%, respectively, of the Company's net revenue from the sale of apparel products.

    The Company seeks to reach a broad consumer base through multiple channels of distribution. As of March 31, 1996, GUESS brand products were distributed by the Company, its licensees and international distributors to better department stores and upscale specialty stores, 112 stores operated by the Company (of which 65 were retail stores and 47 were factory outlet stores) and 205 stores operated by licensees and distributors. As a critical element of its distribution to department stores, the Company and its licensees utilize shop-in-shops to enhance brand recognition, permit more complete merchandising of the lines and differentiate the presentation of GUESS products. As of December 31, 1995, the Company's and its licensees'


    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

products were sold in approximately 1,600 shop-in-shops worldwide. In order to protect the Guess image and enhance the exclusivity of the brand, the Company began in 1993 to withdraw its products from certain wholesale accounts which did not meet the Company's merchandising standards. Sales to such discontinued accounts represented approximately $51.1 million, $32.9 million and $3.8 million of the Company's net revenue in 1993, 1994 and 1995, respectively. The Company's own network of stores, in addition to providing a key opportunity for growth, allows the Company to present and merchandise its entire collection and to test market new product concepts.


    The Company intends to capitalize on the worldwide recognition of its brand name and the breadth of Guess lifestyle products by expanding its international operations. The Company has established Guess Europe in Italy and Guess Asia in Hong Kong to design, source and market products in Europe and the Pacific Rim. Guess has granted licenses for the manufacture and sale of GUESS branded products similar to the Company's, including men's and women's denim and knitwear, in markets such as Canada, Argentina, Mexico, the Philippines, South Korea, Brazil and Japan. Although Guess is in the early stages of its international expansion, GUESS brand products are currently sold in over 70 countries primarily through licensees and distributors. See "Business --Business Strategy -- Increase International Presence."



    The desirability of the GUESS brand name among consumers has allowed the Company to selectively expand its product offerings through licensing arrangements. The Company believes its licensing strategy significantly broadens the distribution of GUESS brand products while limiting the Company's capital investment and operating expenses. The Company carefully selects its licensees and maintains strict control over the design, advertising, marketing and distribution of all licensed products in order to maintain a consistent global GUESS brand image. The Company's 26 licensees manufacture and distribute a broad array of related consumer products in the United States and international markets. The Company's most significant licenses include GUESS WATCHES, BABY GUESS, GUESS KIDS and GUESS EYEWEAR, which together accounted for approximately 48.1% of the Company's net royalties in 1995. The Company continues to capitalize on the GUESS brand image by granting licenses to introduce related products. Recently, the Company licensed the GUESS HOME COLLECTION and GUESS OUTERWEAR, as well as various accessory products.



    Under Paul Marciano's direction and supervision, Guess has created a consistent, high profile image through the use of its distinctive black and white print ads. The Company's in-house Advertising Department directs the media placement of all advertising worldwide, including placement by its licensees and distributors. On numerous occasions since 1986, the Company's advertising has garnered prestigious awards for creativity and excellence, including CLIO, BELDING and MOBIUS awards. Such awards are generally awarded on the basis of the judgment of prominent members of the advertising industry. By retaining control over its advertising programs, the Company is able to maintain the integrity of the GUESS brand image while realizing a substantial cost savings compared to the use of outside agencies. The Company requires its licensees and distributors to invest a percentage of their net sales of licensed products and net purchases of Guess products, respectively, in advertising, promotion and marketing. From 1992 through 1995, the Company's advertising expenditures, together with amounts spent by its licensees and its distributors (as reported to the Company by such licensees and distributors), exceeded $160 million.


    The Company's business strategy is designed to increase sales and profitability, while preserving the integrity and expanding the product depth and global reach of the GUESS brand. To provide greater management depth, the Company has recently recruited several key executives with substantial industry experience to faciliate the implementation of its business strategy. The business strategy consists of the following key elements: (i) to maintain high brand recognition, (ii) to increase international operations through increasing sales to existing and new distributors, increasing royalties from the growth of licensees' businesses, increasing the number of licensee- and distributor-operated retail stores and shop-in-shops and expanding direct sales penetration through Guess Europe, (iii) to increase both product and geographic licensing arrangements, (iv) to deepen the Company's product offerings to include new fabrications and product lines, (v) to expand and improve the productivity of the Company-operated retail and factory outlet store network and
(vi) to expand and upgrade domestic shop-in-shops.

COMPANY HISTORY

    Maurice, Paul and Armand Marciano (the "Principal Executive Officers"), together with their brother Georges, began in the apparel business in France in 1972 and opened their first retail apparel stores in the United States in 1978 in California. The business of GUESS was founded in 1981 by the Marciano brothers. The Company was founded on the concept of a fashion jean with the first GUESS product being the "three-zip Marilyn" jean, which was stone-washed and adapted to fit the contours of a woman's body. Since that time, the Company's product offerings have grown to include full lines of men's and women's casual apparel. In August 1993, Georges Marciano sold his interest in Guess to the Company and a trust for the benefit of Paul Marciano.

                                 THE OFFERINGS

    Of the 9,200,000 shares of Common Stock, par value $.01 per share ("Common Stock"), to be sold in the Offerings, 7,360,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,840,000 shares are initially being offered outside the United States and Canada by the International Managers (the "International Offering," and together with the U.S. Offering, the "Offerings").


Common Stock offered by the Company hereby..........  9,200,000 shares
Common Stock to be outstanding after the Offerings
 (1)................................................  41,882,000 shares
Use of proceeds.....................................  The estimated  net  proceeds  to  the
                                                      Company  of  $188.0  million  will be
                                                      used  to  repay  the  S  Distribution
                                                      Notes  (as defined herein) (estimated
                                                      to have an aggregate principal amount
                                                      between  $180.0  million  and  $190.0
                                                      million).  Any remaining net proceeds
                                                      will be used to repay outstanding ad-
                                                      vances under the Company's  revolving
                                                      credit facility.
Listing.............................................  The  Common  Stock has  been approved for listing  on  the New  York  Stock
                                                      Exchange  ("NYSE")  under  the symbol
                                                      "GES," subject to official notice  of
                                                      issuance.


- ------------------------

(1) Excludes approximately 4,690,000 shares of Common Stock reserved for issuance pursuant to awards under the Company's 1996 Equity Incentive Plan (the "1996 Equity Plan") and 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), including options to purchase 1,333,205 shares of Common Stock to be granted immediately prior to the Offerings. Of such options, 1,263,398 will have an exercise price per share equal to the initial public offering price of the Common Stock and 69,807 will have an exercise price of $21.49 per share. The Company does not anticipate recording compensation expense relating to the grant of any such options. See "Management -- Employment Agreements," "-- 1996 Equity Incentive Plan" and "-- 1996 Non-Employee Directors' Stock Option Plan."

                         ------------------------------


    GUESS-Registered  Trademark-,  GUESS?-Registered   Trademark-,  GUESS?   AND
TRIANGLE DESIGN-Registered Trademark-, BABY GUESS-TM-, GUESS
KIDS-Registered Trademark-, GUESS WATCHES-TM-, GUESS JEANS-TM-, GUESS U.S.A.-TM-and GUESS COLLECTION-TM- are included among the Company's trademarks.

                             SUMMARY FINANCIAL DATA


                                                                                                                 FIRST
                                                                                                             QUARTER ENDED
                                                                                                           ------------------
                                                                     YEAR ENDED DECEMBER 31,                          MARCH
                                                         ------------------------------------------------  APRIL 2,    31,
                                                           1991      1992      1993      1994      1995      1995      1996
                                                         --------  --------  --------  --------  --------  --------  --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net revenue (1)........................................  $450,531  $512,766  $520,224  $547,812  $486,733  $124,903  $134,898
Earnings from operations...............................   104,469   109,973   114,464   117,807    82,928    25,476   29,187
Earnings before income taxes...........................   102,527   111,224   105,281   101,181    66,814    21,271   25,318
Net earnings...........................................    99,832   108,368   103,471    97,641    63,919    20,712   24,047
SUPPLEMENTAL STATEMENT OF EARNINGS DATA (2):
Earnings before income taxes...........................   102,527   111,224   105,281   101,181    66,814    21,271   25,318
Income taxes...........................................    41,011    44,490    42,112    40,472    26,726     8,508   10,127
                                                         --------  --------  --------  --------  --------  --------  --------
Net earnings...........................................  $ 61,516  $ 66,734  $ 63,169  $ 60,709  $ 40,088  $ 12,763  $15,191
                                                         --------  --------  --------  --------  --------  --------  --------
                                                         --------  --------  --------  --------  --------  --------  --------
Net earnings per share (3).............................                                          $   1.00            $   .38
Weighted average common shares outstanding (3).........                                            40,026             40,319



PRO FORMA STATEMENT OF EARNINGS DATA (4):
Earnings from operations.......................................................................  $ 87,985  $ 28,224  $31,026
Earnings before income taxes...................................................................    72,145    24,302   27,486
Income taxes...................................................................................    28,858     9,721   10,912
                                                                                                 --------  --------  --------
Net earnings...................................................................................  $ 43,287  $ 14,581  $16,574
                                                                                                 --------  --------  --------
                                                                                                 --------  --------  --------
Net earnings per share (3).....................................................................  $   1.08            $   .41
Weighted average common shares outstanding (3).................................................    40,026             40,319


                                                                                         AS OF MARCH 31, 1996
                                                                                        ----------------------
                                                                                                       AS
                                                                                                    ADJUSTED
                                                                                         ACTUAL        (5)
                                                                                        ---------  -----------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................  $  93,870   $  98,278
Total assets..........................................................................    239,267     246,604
Notes payable and long-term debt......................................................    152,508     145,308
Net stockholders' equity..............................................................     17,470      32,007

- ------------------------------
(1) Includes net revenue from sales (i) to discontinued wholesale accounts that the Company determined did not meet its merchandising standards of $42.3 million, $51.1 million, $32.9 million and $3.8 million for 1992, 1993, 1994 and 1995, respectively, and $2.5 million and $411,000 for the quarters ended April 2, 1995 and March 31, 1996, respectively, and (ii) of discontinued product lines of $82.6 million, $31.7 million, $5.3 million and $1.7 million for 1992, 1993, 1994 and 1995, respectively, and $1.1 million and $339,000 for the quarters ended April 2, 1995 and March 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
(2) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation.

(3) Reflects 32,682,000 shares of Common Stock outstanding prior to the Offerings and the assumed issuance of 7,344,000 and 7,637,000 shares of Common Stock at an assumed initial public offering price of $22.00 per share to generate sufficient cash to pay the S Corporation Distribution (as defined herein) in an amount equal to retained earnings as of December 31, 1995 and March 31, 1996, respectively.


(4) Pro forma operating results reflect adjustments to historical operating results for (a) the elimination of salaries and bonuses paid to the Principal Executive Officers in excess of an aggregate of $4.9 million per year, or $1.2 million per quarter (the estimated aggregate salaries and bonuses to be paid to the Principal Executive Officers under their respective employment agreements following the Offerings), (b) the decrease in depreciation and operating costs (net of approximate operating lease cost) of $2.6 million, $677,000 and $623,000 for the year ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, associated with an aircraft owned by the Company, which aircraft will be distributed to the Principal Stockholders as part of the S Corporation Distribution prior to consummation of the Offerings, (c) the elimination of the minority interest in GEBV and Guess Italia through the merger of Marciano International (as defined herein) with and into the Company in connection with the Reorganization (as defined herein), resulting in the inclusion in net earnings of $274,000, $283,000 and $329,000 for the year ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, which amounts had previously been recorded as minority interest and (d) adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation. The Principal Stockholders have informed the Company of their intention to dispose of the aircraft to be distributed to them. Pending any such sale, the Company expects to enter into an operating lease of the aircraft to be distributed under which the Company would remain responsible for the expenses of operating and maintaining the aircraft and would make nominal lease payments for the use thereof. See "Company History, the Reorganization and Prior S Corporation Status" and "Management -- Employment Agreements." For additional pro forma statement of earnings data for 1993, 1994 and 1995 and for the quarters ended April 2, 1995 and March 31, 1996, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


(5) The as adjusted amount includes $180.8 million of S Distribution Notes which represent the undistributed S corporation taxable earnings at March 31, 1996 that would have been distributed had the Company's S corporation status been terminated at such date and reflects the sale of shares of Common Stock by the Company hereby at the assumed initial public offering price of $22.00 per share and the application of the estimated net proceeds therefrom to repay indebtedness of the Company, including indebtedness under the S Distribution Notes. No adjustment has been made to give effect to (i) the Company's earned and undistributed taxable S corporation earnings for the period from April 1, 1996 through the S Termination Date (as defined herein), which will be distributed as part of the S Corporation Distribution or (ii) for the distribution of an aircraft (with a net book value of approximately $7.2 million) in lieu of cash as part of the S Corporation Distribution. Between April 1, 1996 and the S Termination Date, the Company anticipates the increase in the S Distribution Notes to be between approximately $2.0 million and $12.0 million. See "Use of Proceeds" and "Company History, the Reorganization and Prior S Corporation Status."

                              RECENT DEVELOPMENTS



    The following is a summary of preliminary unaudited consolidated operating results and pro forma operating results for the second quarter and six months ended July 2, 1995 and June 30, 1996. The preliminary historical and pro forma operating results set forth below are not necessarily indicative of the results to be expected for the entire year or future periods and are provided for informational purposes only:



                                                              SECOND QUARTER ENDED          SIX MONTHS ENDED
                                                           --------------------------  --------------------------
                                                             JULY 2,                     JULY 2,
                                                              1995      JUNE 30, 1996     1995      JUNE 30, 1996
                                                           -----------  -------------  -----------  -------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRELIMINARY OPERATING RESULTS:
Net revenue:
  Product sales..........................................   $  92,933    $   108,836    $ 206,579    $   232,111
  Net royalties..........................................      11,816         13,672       23,073         25,295
                                                           -----------  -------------  -----------  -------------
    Total net revenue....................................     104,749        122,508      229,652        257,406
Gross profit.............................................      49,207         55,874      108,843        120,293
Selling, general and administrative expenses (1).........      32,308         37,597       66,468         72,829
Reorganization charge (2)................................           0         10,259            0         10,259
                                                           -----------  -------------  -----------  -------------
Earnings from operations.................................      16,899          8,018       42,375         37,205
Interest expense, net....................................      (3,885)        (3,742)      (7,926)        (7,291)
Non-operating income (expense), net......................         (16)           173         (180)          (147)
                                                           -----------  -------------  -----------  -------------
Earnings before income taxes.............................      12,998          4,449       34,269         29,767
Income taxes.............................................         716            218        1,275          1,489
                                                           -----------  -------------  -----------  -------------
Net earnings.............................................   $  12,282    $     4,231    $  32,994    $    28,278
                                                           -----------  -------------  -----------  -------------
                                                           -----------  -------------  -----------  -------------

PRELIMINARY PRO FORMA OPERATING RESULTS (2)(3):
Net revenue:
  Product sales..........................................   $  92,933    $   108,836    $ 206,579    $   232,111
  Net royalties..........................................      11,816         13,672       23,073         25,295
                                                           -----------  -------------  -----------  -------------
    Total net revenue....................................     104,749        122,508      229,652        257,406
Gross profit.............................................      49,207         55,874      108,843        120,293
Selling, general and administrative expenses (1).........      31,614         36,070       63,026         69,463
                                                           -----------  -------------  -----------  -------------
Earnings from operations.................................      17,593         19,804       45,817         50,830
Interest expense, net....................................      (3,885)        (3,742)      (7,926)        (7,291)
Non-operating income (expense), net......................         (98)             4           21             13
                                                           -----------  -------------  -----------  -------------
Earnings before income taxes.............................      13,610         16,066       37,912         43,552
Income taxes.............................................       5,444          6,378       15,165         17,290
                                                           -----------  -------------  -----------  -------------
Net earnings.............................................   $   8,166    $     9,688    $  22,747    $    26,262
                                                           -----------  -------------  -----------  -------------
                                                           -----------  -------------  -----------  -------------


- ----------------------------------


(1) Selling, general and administrative expense includes a $1.0 million charge for a payment to be made to Ken Duane pursuant to the terms of Mr. Duane's employment agreement. Mr. Duane serves as the Company's President of Worldwide Sales -- Corporate.



(2) In connection with the Offerings, the Company has recorded reserves for certain non-recurring expenses in the second quarter aggregating $10.3 million for: (i) disposal of certain real estate not expected to be used in the operations after the Offerings, (ii) the distribution of an aircraft owned by the Company and the related operating costs to be incurred until the disposal of such aircraft by the Principal Stockholders is completed, and (iii) the estimated costs associated with closing four under-performing retail stores. The reorganization reserve has not been reflected in the preliminary pro forma operating results.



(3) See "Selected Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Results of Operations" for a description of pro forma adjustments herein.

    Net revenue for the second quarter ended June 30, 1996 increased by $17.8 million or 17.0% from the comparable 1995 period, through increases in each of the Company's wholesale, retail and licensing operations. Net revenue from wholesale operations increased $4.6 million or 8.0% primarily due to growth in product sales outside the United States, as well as modest growth in domestic sales. Net revenue from retail operations for the second quarter ended June 30, 1996 increased $11.3 million or 31.6% from the comparable 1995 period. This increase was attributable to an increase of 12.5% in comparable store net revenue and 13 new stores, partially offset by the closing of 5 stores. The increase in comparable store net revenue was primarily due to a more favorable merchandise mix and the implementation of improved inventory management systems. Net royalties from licensing operations increased $1.9 million or 15.7% from the comparable 1995 period.



    Net revenue for the six months ended June 30, 1996 increased by $27.8 million or 12.1% from the comparable 1995 period. Net revenue from wholesale operations increased $2.4 million or 1.7% primarily due to growth in product sales outside the United States, somewhat offset by a decline in domestic wholesale sales. Net revenue from retail operations for the six months ended June 30, 1996 increased $23.2 million or 36.1% from the comparable 1995 period. This increase was attributable to an increase of 14.4% in comparable store net revenue and 13 new stores, partially offset by the closing of 5 stores. The increase in comparable store net revenue was due to a more favorable merchandise mix and the implementation of improved inventory management systems. Net royalties from licensing operations increased $2.2 million or 9.6% from the comparable 1995 period.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS DISCUSSED IN THIS PROSPECTUS, INCLUDING THE FACTORS SET FORTH BELOW AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

COMPETITION AND OTHER FACTORS AFFECTING THE APPAREL AND RETAILING INDUSTRIES

    The apparel industry is highly competitive, fragmented and subject to rapidly changing consumer demands and preferences. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the Guess image. Failure by the Company to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect consumer acceptance of Guess products and may have a material adverse effect on the Company's financial condition and results of operations. Guess competes with numerous apparel manufacturers and distributors (including Calvin Klein, Ralph Lauren, DKNY, Tommy Hilfiger and Nautica). Moreover, several well-known designers have recently entered or re-entered the designer denim market with products generally priced lower than the Company's designer jeans products. Guess's retail and factory outlet stores face competition from other retailers. Additionally, the Company encounters substantial competition from department stores, including some of the Company's major retail customers. Many of the Company's competitors have greater financial resources than Guess. The Company's licensed apparel and accessories also compete with a substantial number of designer and non-designer lines. Although the level and nature of competition differ among its product categories, Guess believes that it competes primarily on the basis of its brand image, quality of design and workmanship and product assortment. Increased competition by existing and future competitors could result in reductions in sales or prices of Guess products that could have a material adverse effect on the Company's financial condition and results of operations. In addition, the apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE UPON CERTAIN CUSTOMERS AND LICENSEES


    The Company's department store customers include major United States retailers. The Company's three largest customers accounted for approximately 26.0% of net revenue in 1995. During 1995, Bloomingdale's, Macy's and affiliated stores owned by Federated Department Stores together accounted for approximately 11.0% of the Company's net revenue; The May Company accounted for approximately 7.7% of the Company's net revenue; and Dillard's stores accounted for approximately 7.3% of the Company's net revenue. Although several of the Company's department store customers are under common ownership, no other single customer or group of related customers accounted for more than 3.0% of the Company's net revenue in this period. While the Company believes that purchasing decisions in many cases are made independently by each department store chain under common ownership, the trend may be toward more centralized purchasing decisions. A decision by the controlling owner of a group of department stores or any other significant customer to decrease the amount purchased from the Company or to cease carrying Guess products could have a material adverse effect on the Company's financial condition and results of operations. The retail industry has periodically experienced consolidation and other ownership changes. In the future, the Company's wholesale customers may consolidate, undergo restructurings or reorganizations, or realign these affiliations, any of which could decrease the number of stores that carry the Company's or its licensees' products or increase the ownership concentration within the retail industry. Approximately 48.1% of the Company's net royalties was derived from its top four licensed product lines, GUESS WATCHES (18.9% of 1995 net royalties), BABY GUESS (12.3%), GUESS KIDS (9.2%) and GUESS EYEWEAR (7.7%). The BABY GUESS and GUESS KIDS lines are licensed to the same entity. A substantial portion of sales of GUESS brand products by its licensees are also made to the Company's three largest customers. The inability of the Company to control the quality, focus, image or distribution of its licensed products could impact consumer receptivity to the Company's products generally and, therefore, adversely affect the Company's financial condition and results of operations.

RISKS ASSOCIATED WITH ACHIEVING AND MANAGING GROWTH

    To manage growth effectively, Guess will be required to continue to implement changes in certain aspects of its business, continue to expand its information systems and operations to respond to increased demand, attract and retain qualified personnel (including management), and develop, train and manage an increasing number of management-level and other employees. Failure to continue to enhance operating control systems or unexpected difficulties encountered during expansion could adversely affect the Company's financial condition and results of operations.

    As part of its operating strategy, Guess intends to continue to expand its network of retail stores. Factors beyond the Company's control may affect the Company's ability to expand, including general economic and business conditions affecting consumer spending. The actual number and type of such stores to be opened and their success will depend on various factors, including the performance of the Company's wholesale and retail operations, the acceptance by consumers of the Company's retail concepts, the ability of the Company to manage such expansion and hire and train personnel, the availability of desirable locations and the negotiation of acceptable lease terms for new locations. Certain of these factors are also beyond the Company's control.

    In addition, Guess's strategy relies heavily upon its ability to align itself with effective distributors and licensees that are able to deliver high-quality products consistent with the GUESS brand image in a timely fashion and to successfully integrate such distributors and licensees into its global distribution channels. A general failure by the Company to maintain and control its existing distribution and licensing arrangements or to procure additional distribution and licensing relationships could adversely affect the Company's growth strategy, which could adversely affect the Company's financial condition and results of operations.

    The Company's strategic plan for its wholesale division depends in part on its ability to expand its sales to international distributors, deepen its product offerings and expand and upgrade its shop-in-shop program. This strategy is subject to a number of factors beyond the Company's control including general economic conditions and changing consumer preferences. Between 1992 and 1995, net revenue from wholesale operations decreased 32%. There can be no assurance that the Company's business strategy will be successful in halting or reversing this decline in net revenue.

DEPENDENCE UPON KEY PERSONNEL


    The success of Guess is largely dependent upon the personal efforts and abilities of its senior management, particularly Mr. Maurice Marciano, Chairman of the Board and Chief Executive Officer, Mr. Paul Marciano, President and Chief Operating Officer, and Mr. Armand Marciano, Senior Executive Vice President and Secretary. Effective upon consummation of the Offerings, Maurice, Paul and Armand Marciano will continue to beneficially own an aggregate of 78.0% of the Company's outstanding Common Stock and each will enter into employment agreements with the Company. Although the Company has recently recruited several key executives with substantial industry expertise, the extended loss of the services of one or more of the Principal Executive Officers could have a material adverse effect on the Company's operations. The Company does not currently have "key man" insurance with respect to any of such individuals. See "Management -- Employment Agreements."


FOREIGN OPERATIONS AND SOURCING; IMPORT RESTRICTIONS


    During 1995, approximately 18% of the Company's purchases of raw materials, labor and finished goods for its apparel were made in Hong Kong and other Asian countries; approximately 4% were made in Europe; approximately 1% were made elsewhere outside the United States; and the balance of 77% were made in the United States, all through arrangements with independent contractors. In recent years, Guess has been increasing its sourcing of fabrics outside of the United States. In addition, Guess has been increasing its international sales and, in 1995, approximately 5.0% and 1.9% of the Company's net revenue was from product sales to customers in international markets and from net royalties paid by international licensees, respectively. As a result, the Company's operations may be affected adversely by political instability resulting in the disruption of trade with the countries in which the Company's contractors, suppliers or customers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. The inability of a contractor to ship orders in a timely manner could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in sales prices. Further, since Guess is unable to return merchandise to its suppliers, it could be faced with a significant amount of unsold merchandise, which could have a material adverse effect on the Company's financial condition and results of operations.


    Sovereignty over Hong Kong is scheduled to be transferred from the United Kingdom to The People's Republic of China effective July 1, 1997. If the business climate in Hong Kong were to experience an adverse change as a result of the transfer, the Company believes it could relocate its production and sourcing facilities outside Hong Kong and replace the merchandise currently produced in Hong Kong with merchandise produced elsewhere without a material adverse effect on the Company's financial condition or results of operations. Nevertheless, there can be no assurance that the Company would be able to do so.

    The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries, including Hong Kong, China, Taiwan and South Korea. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the United States to impose restraints at any time and on very short notice on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specified limits. Imported products are also subject to United States customs duties which comprise a material portion of the cost of the merchandise. A substantial increase in customs duties could have an adverse effect on the Company's financial condition or results of operations. The United States and the countries in which the Company's products are produced or sold may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's financial condition or results of operations.

DEPENDENCE ON UNAFFILIATED MANUFACTURERS

    The Company does not own or operate any manufacturing facilities other than cutting, silk-screen and embroidery machinery, and is therefore dependent upon independent contractors for the manufacture of its products. The Company's products are manufactured to its specifications by both domestic and international manufacturers. The inability of a manufacturer to ship the Company's products in a timely manner or to meet the Company's quality standards could adversely affect the Company's ability to deliver products to its customers in a timely manner. Delays in delivery could result in missing certain retailing seasons with respect to some or all of the Company's products or could otherwise have an adverse effect on the Company's financial condition and results of operations. The Company does not have long-term contracts with any manufacturers.

PROTECTION OF TRADEMARKS

    Guess believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, Guess devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. Nevertheless, there can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of Guess products as violative of the trademarks and proprietary rights of others. No assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of Guess. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks."

FUTURE SALES BY PRINCIPAL STOCKHOLDERS; SHARES ELIGIBLE FOR FUTURE SALE


    The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) without restriction or registration under the Securities Act. Immediately after the Offerings, trusts controlled by and for the benefit of Maurice Marciano, Paul Marciano and Armand Marciano and their families, respectively (the "Principal Stockholders"), will beneficially own approximately 35.8%, 28.4% and 13.8%, respectively, of the outstanding Common Stock. Subject to the restrictions set forth below, the Principal Stockholders will be free to sell such shares from time to time to take advantage of favorable market conditions or for any other reason. Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. Guess and the Principal Stockholders have entered into lock-up agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated, as representatives of the U.S. Underwriters (the "U.S. Representatives"), and with Merrill Lynch International and Morgan Stanley & Co. International Limited, as representatives of the International Managers (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), pursuant to which the Company and the Principal Stockholders have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus. After such time, approximately 32,682,000 shares of Common Stock will be eligible for sale pursuant to Rule 144 promulgated under the Securities Act. In addition, the Principal Stockholders have rights to demand or participate in future registrations of shares of Common Stock under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


CONTROL BY PRINCIPAL STOCKHOLDERS

    Following the consummation of the Offerings, the Principal Stockholders will have majority control of the Company and the ability to control the election of directors and the results of other matters submitted to a vote of stockholders. Such concentration of ownership, together with the anti-takeover effects of certain provisions in the Delaware General Corporation Law and in the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock." The Board of Directors of the Company is expected to be comprised entirely of designees of the Principal Stockholders. See "Management" and "Principal Stockholders."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company, the Principal Stockholders and the Representatives and may bear no relationship to the market price for the Common Stock after the Offerings. Subsequent to the Offerings, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including depth and liquidity of the market for the Common Stock, investor perceptions of the Company, changes in conditions or trends in the Company's industry or in the industry of the Company's significant customers, publicly traded comparable companies and general economic and other conditions. See "Underwriting."

DILUTION


    The initial public offering price is expected to be substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offerings will therefore incur immediate and substantial dilution of $21.27 per share, based upon the mid-point of the filing range set forth on the cover page of this Prospectus. See "Dilution."

FORWARD-LOOKING STATEMENTS

    When used  in  this Prospectus  and  the documents  incorporated  herein  by reference, the words "believes," "anticipates," "expects" and similar expressions are intended to identify in certain circumstances, forward-looking statements. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this "Risk Factors" section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such statements. The Company also undertakes no obligation to update these forward-looking statements.

       COMPANY HISTORY, THE REORGANIZATION AND PRIOR S CORPORATION STATUS

    Maurice, Paul and Armand Marciano, together with their brother Georges, began in the apparel business in France in 1972 and opened their first retail apparel stores in the United States in 1978 in California. The business of GUESS was founded in 1981 by the Marciano brothers. The Company was founded on the concept of a fashion jean with the first GUESS product being the "three-zip Marilyn" jean, which was stone-washed and adapted to fit the contours of a woman's body. Since that time, the Company's product offerings have grown to include full lines of men's and women's casual apparel.

    Guess ?, Inc. is a Delaware corporation organized in 1993 to succeed to the business of Guess ?, Inc., a California corporation ("Guess California"), that commenced operations in 1981. Guess California was the entity through which Maurice, Paul, Armand and Georges Marciano conducted the Guess business until August 1993. At that time, Guess California was merged into Guess ?, Inc., and the Company and a trust for the benefit of Paul Marciano repurchased the shares of Common Stock owned by Georges Marciano, who simultaneously resigned as Chairman and Chief Executive Officer of the Company and from its Board of Directors. Since the inception of Guess California, Georges Marciano, together with Maurice Marciano, had been primarily responsible for the creation of Guess California's product. Georges Marciano was primarily responsible for design while Maurice Marciano was responsible for product development. After the resignation of Georges Marciano, Maurice Marciano became responsible for all aspects of design along with his prior responsibilities for the development of the Company's strategic focus and expansion of its business and was named Chairman and Chief Executive Officer. See "Management."

    The purchase price for the shares of Common Stock repurchased by the Company was approximately $203.5 million. The Company financed such purchase with the proceeds from an offering of $130.0 million principal amount of 9 1/2% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") and an $80.0 million short term loan (the "Bridge Loan"). The Bridge Loan was repaid in full in December 1993. As of the date hereof, $105.0 million principal amount of the Senior Subordinated Notes remains outstanding.


    Since 1983, Guess has elected to be treated for Federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. As a result, the earnings of the Company (including its predecessor) for such years have been included in the taxable income of the Company's stockholders for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than California and other state franchise taxes. Prior to the consummation of the transactions related to the Offerings (the "Closing Date"), the Company's S corporation status will be terminated (the "S Termination Date"). Prior to the S Termination Date, the Company will declare a distribution to its stockholders that will include all of its previously earned and undistributed S corporation earnings through the S Termination Date (the "S Corporation Distribution"). The S Corporation Distribution will occur prior to the S Termination Date and will be comprised of an aircraft (with a net book value of approximately $7.2 million) owned by the Company and promissory notes bearing interest at 8% per annum (the "S Distribution Notes"). Guess estimates that such undistributed taxable S corporation earnings will be between $180.0 million and $190.0 million as of the Closing Date, including a gain for income tax purposes expected to be recognized upon the disposition of one of the Company's aircraft. See "Use of Proceeds." On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to Federal and state income taxes. See "Capitalization" and note 7 to the Company's consolidated financial statements.


    The Company's current primary subsidiaries include GEBV and Guess Italia. Marciano International, Inc., a Delaware corporation owned by certain of the Principal Stockholders ("Marciano International"), currently holds minority interests in GEBV and Guess Italia. Ranche is currently a wholly-owned subsidiary of GEBV.


    Prior to the consummation of the Offerings, (i) Marciano International will be merged with and into Guess, (ii) all of the capital stock of Guess Italia will be contributed to GEBV, (iii) the Company will effect a 32.66 for 1 split of the Common Stock and (iv) the S Corporation Distribution will be effected, whereby the

Company will distribute to the Principal Stockholders an aircraft owned by the Company and the S Distribution Notes. All of such transactions (together with the termination of the Company's S corporation status described above) are referred to herein as the "Reorganization."

    The Company's principal executive offices are located at 1444 South Alameda Street, Los Angeles, California 90021 and its telephone number is (213) 765-3100.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $188.0 million, based on an assumed initial public offering price of $22.00 per share. The Company intends to immediately use such net proceeds to repay substantially all of the S Distribution Notes (estimated to have an aggregate principal amount between $180.0 million and $190.0 million). The remaining net proceeds, if any, will be used to repay outstanding advances under the Company's revolving credit facility. The S Distribution Notes will bear interest at 8% and will mature one year from the Closing Date. Pending repayment of the S Distribution Notes, the Company will invest the net proceeds in short-term, interest bearing instruments or other investment grade securities. As of March 31, 1996, there was $40.8 million outstanding under the revolving credit facility, which bears interest at 6.9%. See "Company History, the Reorganization and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

    The Company anticipates that, after payment of the S Corporation Distribution to the Principal Stockholders in connection with the termination of the S corporation status of the Company, all earnings will be retained for the foreseeable future for use in the operations of the business. Purchasers of shares of Common Stock in the Offerings will not receive any portion of the S
Corporation Distribution. Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. The agreement governing the Company's revolving credit facility (the "Credit Agreement") and the indenture pursuant to which the Senior Subordinated Notes were issued (the "Indenture") restrict the payment of dividends by the Company. For certain information regarding distributions made by the Company in 1993, 1994, 1995 and the quarter ended March 31, 1996, see "Management's
Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1996 and as adjusted as of that date to give effect to
(i) the S Corporation Distribution as if the Company's S corporation status had terminated on such date and (ii) an estimated $7.3 million of net deferred tax assets that would have been recorded had the Company's S corporation status been terminated on March 31, 1996, and as further adjusted to reflect the sale of shares of Common Stock by the Company in the Offerings and the application of the estimated net proceeds therefrom to repay indebtedness under the S Distribution Notes and the Credit Agreement. The information below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto which are included elsewhere in this Prospectus. See "Use of Proceeds."


                                                                                   AS OF MARCH 31, 1996
                                                                           -------------------------------------
                                                                                                     AS FURTHER
                                                                             ACTUAL     AS ADJUSTED   ADJUSTED
                                                                           -----------  -----------  -----------
                                                                                      (IN THOUSANDS)
Short-term debt:
  Current installments of long-term debt.................................  $       978   $     978    $     978
  Short-term notes payable...............................................        4,778     185,578(1)      4,778
                                                                           -----------  -----------  -----------
    Total short-term debt................................................  $     5,756   $ 186,556    $   5,756
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
Long-term debt:
  Long-term debt, net of current installments............................  $    41,752   $  41,752    $  34,552
  9 1/2% Senior Subordinated Notes due 2003..............................      105,000     105,000      105,000
                                                                           -----------  -----------  -----------
    Total long-term debt.................................................      146,752     146,752      139,552
Stockholders' equity:
  Preferred Stock, par value $.01 per share; 10,000,000 shares
   authorized, no shares issued and outstanding..........................      --           --           --
  Common Stock, par value $.01 per share; 150,000,000 shares authorized,
   52,713,000 shares issued, 32,682,000 shares outstanding actual and as adjusted, 41,882,000 shares outstanding as further adjusted,
   20,031,000 shares held in treasury (2)................................           35          35          127
  Paid-in capital........................................................          181     (12,605)(3)    175,303(3)
  Retained earnings (4)..................................................      168,014       7,337        7,337
  Foreign currency translation adjustment................................           16          16           16
  Treasury stock, 20,031,000 shares repurchased (5)......................     (150,776)   (150,776)    (150,776)
                                                                           -----------  -----------  -----------
    Net stockholders' equity (deficiency)................................       17,470    (155,993)      32,007
                                                                           -----------  -----------  -----------
    Total capitalization.................................................  $   164,222   $  (9,241)   $ 171,559
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------


- ------------------------------
(1) The as adjusted amount includes $180.8 million of S Distribution Notes which represent the undistributed S corporation taxable earnings at March 31, 1996 that would have been distributed had the Company's S corporation status been terminated on such date.


(2) Excludes approximately 4,690,000 shares of Common Stock reserved for issuance pursuant to awards under the 1996 Equity Plan and the Directors' Plan, including options to purchase 1,333,205 shares of Common Stock to be granted immediately prior to the Offerings. Of such options, 1,263,398 will have an exercise price per share equal to the initial public offering price of Common Stock and 69,807 will have an exercise price of $21.49 per share. The Company does not anticipate recording compensation expense relating to the grant of any such options. See "Management -- Employment Agreements," "-- 1996 Equity Incentive Plan" and "-- 1996 Non-Employee Directors' Stock Option Plan."


(3) Reflects a reduction of $12.8 million of paid-in capital for that portion of the S Corporation Distribution which is in excess of financial statement retained earnings. The S Corporation Distribution exceeds financial statement retained earnings because of differences in the basis of certain assets and liabilities between the financial reporting and income tax presentation.


(4) No adjustment has been made to give effect to (i) the Company's earned and undistributed taxable S corporation earnings for the period from April 1, 1996 through the S Termination Date, which will be distributed as part of the S Corporation Distribution or (ii) for the distribution of an aircraft (with a net book value of approximately $7.2 million) in lieu of cash as part of the S Corporation Distribution. Between April 1, 1996 and the S Termination Date, the Company anticipates the increase in the S Distribution Notes to be between approximately $2.0 million and $12.0 million. See "Use of Proceeds" and "Company History, the Reorganization and Prior S Corporation Status."


(5) Represents the cost in excess of the allocable portion of retained earnings associated with the repurchase of Common Stock from a former principal stockholder of the Company. See note 7 to the Company's consolidated financial statements.

                                    DILUTION


    The net tangible book value of the Company at March 31, 1996 was approximately $16.1 million, or $.38 per share of Common Stock. After giving effect to the Reorganization and the S Corporation Distribution as if it had been made as of March 31, 1996 and the Company's S corporation status had terminated at such date, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $(157.4) million, or $(3.76) per share of Common Stock. After giving effect to the sale by the Company of shares of Common Stock in the Offerings and the application of the estimated net proceeds therefrom to repay indebtedness under the S Distribution Notes and the Company's Credit Agreement, the pro forma net tangible book value of the Company as adjusted at March 31, 1996 would have been approximately $30.6 million, or $.73 per share. See "Company History, the Reorganization and Prior S Corporation Status" and "Use of Proceeds." This represents an immediate increase in net tangible book value of $4.49 per share to the Principal Stockholders and an immediate net tangible book value dilution of $21.27 per share to investors purchasing shares in the Offerings. The following table illustrates this per share dilution:



Assumed initial public offering price per share (1)...............             $   22.00

    Net tangible book value at March 31, 1996.....................  $     .38

    Increase attributable to the establishment of deferred tax
     assets.......................................................        .18

    Decrease attributable to S Corporation Distribution...........      (4.32)
                                                                    ---------

    Adjusted net tangible book value per share before the
     Offerings....................................................      (3.76)

    Increase attributable to new investors in the Offerings.......       4.49
                                                                    ---------
Net tangible book value, as further adjusted, per share after the
 Offerings (2)....................................................                   .73
                                                                               ---------
Dilution per share to new investors...............................             $   21.27
                                                                               ---------
                                                                               ---------


- ------------------------------

(1) Before deducting estimated underwriting discounts and commissions and estimated expenses of the Offerings payable by the Company.


(2) Excludes approximately 4,690,000 shares of Common Stock reserved for issuance pursuant to awards under the 1996 Equity Plan and the Directors' Plan, including options to purchase 1,333,205 shares of Common Stock to be granted immediately prior to the Offerings. Of such options, 1,263,398 will have an exercise price per share equal to the initial public offering price of the Common Stock and 69,807 will have an exercise price of $21.49 per share. The Company does not anticipate recording compensation expense relating to the grant of any such options. See "Management -- Employment Agreements," "-- 1996 Equity Incentive Plan" and "-- 1996 Non-Employee Directors' Stock Option Plan."

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below have been derived from the consolidated financial statements of the Company and the related notes thereto. The statement of earnings data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors and which are contained elsewhere in this Prospectus. The statement of earnings data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from the consolidated financial statements of the Company, which have been audited but are not contained herein. Financial data as of March 31, 1996, and for the quarters ended April 2, 1995 and March 31, 1996, are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for the quarter ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year. The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus.


                                                                                                      FIRST QUARTER ENDED
                                                             YEAR ENDED DECEMBER 31,                 ----------------------
                                              -----------------------------------------------------  APRIL 2,    MARCH 31,
                                                1991       1992       1993       1994       1995       1995        1996
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net revenue:
  Product sales (1).........................  $ 436,398  $ 491,978  $ 491,444  $ 507,462  $ 440,359  $ 113,646   $ 123,275
  Net royalties.............................     14,133     20,788     28,780     40,350     46,374     11,257      11,623
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Total net revenue.......................    450,531    512,766    520,224    547,812    486,733    124,903     134,898
Cost of sales...............................    226,238    274,920    260,409    291,989    262,142     65,267      70,479
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
Gross profit................................    224,293    237,846    259,815    255,823    224,591     59,636      64,419
Selling, general and administrative
 expenses...................................    119,824    127,873    145,351    138,016    141,663     34,160      35,232
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Earnings from operations..................    104,469    109,973    114,464    117,807     82,928     25,476      29,187
Interest, net...............................     (2,108)    (1,162)   (11,735)   (16,948)   (15,957)    (4,041)     (3,549)
Non-operating income (expense)..............        166      2,413      2,552        322       (157)      (164)       (320)
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Earnings before income taxes..............    102,527    111,224    105,281    101,181     66,814     21,271      25,318
Income taxes................................      2,695      2,856      1,810      3,540      2,895        559       1,271
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Net earnings..............................  $  99,832  $ 108,368  $ 103,471  $  97,641  $  63,919  $  20,712   $  24,047
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
SUPPLEMENTAL STATEMENT OF EARNINGS DATA (2):
Earnings before income taxes................  $ 102,527  $ 111,224  $ 105,281  $ 101,181  $  66,814  $  21,271   $  25,318
Income taxes................................     41,011     44,490     42,112     40,472     26,726      8,508      10,127
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net earnings................................  $  61,516  $  66,734  $  63,169  $  60,709  $  40,088  $  12,763   $  15,191
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net earnings per share (3)..................                                              $    1.00              $     .38
Weighted average common shares outstanding
 (3)........................................                                                 40,026                 40,319



                                                                                                      AS OF MARCH 31, 1996
                                                             AS OF DECEMBER 31,                      -----------------------
                                         ----------------------------------------------------------                  AS
                                            1991        1992        1993        1994        1995       ACTUAL    ADJUSTED (4)
                                         ----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................  $   91,635  $  114,732  $   74,094  $   83,127  $   57,572  $   93,870   $  98,278
Total assets...........................     214,346     226,824     181,017     207,696     202,635     239,267     246,604
Notes payable and long-term debt.......      21,461       8,548     189,414     156,495     123,335     152,508     145,308
Net stockholders' equity
 (deficiency)..........................     149,022     167,390     (50,284)        373      10,997      17,470      32,007


                                               (FOOTNOTES ON THE FOLLOWING PAGE)

(CONTINUED FROM PRIOR PAGE)
(1) Includes net revenue from sales (i) to discontinued wholesale accounts that the Company determined did not meet its merchandising standards of $42.3 million, $51.1 million, $32.9 million and $3.8 million for 1992, 1993, 1994 and 1995, respectively, and $2.5 million and $411,000 for the quarters ended April 2, 1995 and March 31, 1996, respectively, and (ii) of discontinued product lines of $82.6 million, $31.7 million, $5.3 million and $1.7 million for 1992, 1993, 1994 and 1995, respectively, and $1.1 million and $339,000 for the quarters ended April 2, 1995 and March 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(2) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation.


(3) Reflects 32,682,000 shares of Common Stock outstanding prior to the Offerings and the assumed issuance of 7,344,000 and 7,637,000 shares of Common Stock at an assumed initial public offering price of $22.00 per share to generate sufficient cash to pay the S Corporation Distribution in an amount equal to retained earnings as of December 31, 1995 and March 31, 1996, respectively.



(4) The as adjusted amount includes $180.8 million of S Distribution Notes which represents the undistributed S corporation taxable earnings at March 31, 1996 that would have been distributed had the Company's S corporation status been terminated at such date, and reflects the sale of shares of Common Stock by the Company hereby at the assumed initial public offering price of $22.00 per share and the application of the estimated net proceeds therefrom to repay indebtedness of the Company, including indebtedness under the S Distribution Notes. No adjustment has been made to give effect to (i) the Company's earned and undistributed taxable S corporation earnings for the period from April 1, 1996 through the S Termination Date, which will be distributed as part of the S Corporation Distribution or (ii) for the distribution of an aircraft (with a net book value of approximately $7.2 million) in lieu of cash as part of the S Corporation Distribution. Between April 1, 1996 and the S Termination Date, the Company anticipates the increase in the S Distribution Notes to be between approximately $2.0 million and $12.0 million. See "Use of Proceeds" and "Company History, the Reorganization and Prior S Corporation Status."

                       SELECTED PRO FORMA FINANCIAL DATA

    The selected pro forma statement of earnings data set forth below are presented for informational purposes only and may not necessarily be indicative of the results of operations of the Company as they may be in the future. The following selected pro forma financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus.


    Amounts  reflect pro forma  adjustments to historical  operating results for
(a) the elimination of salaries and bonuses paid to the three Principal Executive Officers in excess of an aggregate of $4.9 million per year, or $1.2 million per quarter (the estimated aggregate salaries and bonuses to be paid to the Principal Executive Officers under their respective employment agreements following the Offerings), (b) the decrease in depreciation and operating costs (net of approximate operating lease cost) of $2.6 million, $677,000 and $623,000 for the year ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, associated with an aircraft owned by the Company, which aircraft will be distributed to the Principal Stockholders as part of the S Corporation Distribution prior to consummation of the Offerings, (c) the elimination of the minority interest in GEBV and Guess Italia through the merger of Marciano International with and into the Company in connection with the Reorganization, resulting in the inclusion in net earnings of $274,000, $283,000 and $329,000 for the year ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, which amounts had previously been recorded as minority interest and (d) adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation. The Principal Stockholders have informed the Company of their intention to dispose of the aircraft to be distributed to them. Pending any such sale, the Company expects to enter into an operating lease of the aircraft to be distributed under which the Company would remain responsible for the expenses of operating and maintaining the aircraft and would make nominal lease payments for the use thereof. See "Company History, the Reorganization and Prior S Corporation Status" and "Management -- Employment Agreements." For additional pro forma statement of earnings data for 1993, 1994 and 1995 and for the quarters ended April 2, 1995 and March 31, 1996, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."



                                                                                                     FIRST QUARTER ENDED
                                                                                                 ----------------------------
                                                                                 YEAR ENDED        APRIL 2,
                                                                              DECEMBER 31, 1995      1995      MARCH 31, 1996
                                                                              -----------------  ------------  --------------
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF EARNINGS DATA:
Net revenue:
  Product sales.............................................................     $   440,359      $  113,646     $  123,275
  Net royalties.............................................................          46,374          11,257         11,623
                                                                                    --------     ------------  --------------
    Total net revenue.......................................................         486,733         124,903        134,898
Cost of sales...............................................................         262,142          65,267         70,479
                                                                                    --------     ------------  --------------
Gross profit................................................................         224,591          59,636         64,419
Selling, general and administrative expenses................................         136,606          31,412         33,393
                                                                                    --------     ------------  --------------
  Earnings from operations..................................................          87,985          28,224         31,026
Interest, net...............................................................         (15,957)         (4,041)        (3,549)
Non-operating income, net...................................................             117             119              9
                                                                                    --------     ------------  --------------
  Earnings before income taxes..............................................          72,145          24,302         27,486
Income taxes................................................................          28,858           9,721         10,912
                                                                                    --------     ------------  --------------
  Net earnings..............................................................     $    43,287      $   14,581     $   16,574
                                                                                    --------     ------------  --------------
                                                                                    --------     ------------  --------------
Net earnings per share (1)..................................................     $      1.08                     $      .41
Weighted average common shares outstanding (1)..............................          40,026                         40,319


- ------------------------

(1) Amounts reflect 32,682,000 shares of Common Stock outstanding prior to the Offerings and the assumed issuance of 7,344,000 and 7,637,000 shares of Common Stock at an assumed initial public offering price of $22.00 per share to generate sufficient cash to pay the S Corporation Distribution in an amount equal to retained earnings as of December 31, 1995 and March 31, 1996, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and "Selected Pro Forma Financial Data" and the Company's consolidated financial statements and the related notes thereto, which are included elsewhere in this Prospectus.

GENERAL

    The Company derives its revenue and net earnings from the worldwide sale of GUESS brand products through its wholesale, retail and licensing operations. Since its inception in 1982, the Company's net revenue has grown to $486.7 million in 1995. The Company has been profitable in every year of its operations and in 1995 generated pro forma net earnings (as described herein) of $43.3 million.

    The Company derives its net revenue from the sale of Guess men's and women's apparel to wholesale customers and distributors, the sale of Guess men's and women's apparel and its licensees' products through the Company's network of retail and factory outlet stores and net royalties from licensing activities. The following table sets forth the net revenue of the Company through its channels of distribution.

                                                                                                  FIRST QUARTER ENDED,
                                               YEAR ENDED DECEMBER 31,                       -------------------------------
                           ----------------------------------------------------------------                        MARCH 31,
                                   1993                  1994                  1995             APRIL 2, 1995        1996
                           --------------------  --------------------  --------------------  --------------------  ---------
                                                                    (IN THOUSANDS)
Net revenue:
  Wholesale operations...  $ 348,879      67.1%  $ 358,125      65.4%  $ 270,931      55.7%  $  85,344      68.3%  $  83,113
  Retail operations......    142,565      27.4     149,337      27.2     169,428      34.8      28,302      22.7      40,162
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net revenue from
     product sales.......    491,444      94.5     507,462      92.6     440,359      90.5     113,646      91.0     123,275
  Net royalties..........     28,780       5.5      40,350       7.4      46,374       9.5      11,257       9.0      11,623
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total net revenue....  $ 520,224     100.0%  $ 547,812     100.0%  $ 486,733     100.0%  $ 124,903     100.0%  $ 134,898
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


Net revenue:
  Wholesale operations...      61.6%
  Retail operations......      29.8
                           ---------
    Net revenue from
     product sales.......      91.4
  Net royalties..........       8.6
                           ---------
    Total net revenue....     100.0%
                           ---------
                           ---------

WHOLESALE OPERATIONS


    The Company, through its wholesale operations, designs, sources, markets and distributes its men's and women's apparel lines to wholesale customers in the United States and Italy, to international distributors and to the Company's network of retail and factory outlet stores. Wholesale operations include the Company's U.S. operations, Guess Europe and Guess Asia. Guess Europe was established in 1993 to provide a platform for increased international growth and to better service the Company's distributors and international licensees, and consists of a design studio, sales office, sourcing office and warehouse in Florence and a showroom in Milan. Ranche, which is a wholly owned subsidiary of the Company, consists of a sales office and sourcing office for the Company and a merchandising support operation for the Company's distributors and licensees. In addition, GEBV is a 50% joint venture partner in a sourcing agency located in Hong Kong.



    Since its inception, net revenue from the Company's wholesale operations grew to $396.9 million in 1992. Between 1992 and 1995, net revenue from wholesale operations decreased 32%, which, to a large extent, resulted from strategic business decisions implemented beginning in late 1992, including a renewed focus within the Company's wholesale operations on the sale of its core men's and women's product lines. As a result, the Company converted the boys' product line, the majority of the girls' product line and women's knits into licensing arrangements, which became effective at various times throughout 1993. Net revenue attributable to these discontinued product lines was $82.6 million, $31.7 million, $5.3 million and $1.7 million for 1992, 1993, 1994 and 1995, respectively. Net sales by such licensees, as reported to the Company, aggregated $75.6 million, $109.6 million and $99.5 million for 1993, 1994 and 1995, respectively. See Note 12 to the Company's consolidated financial statements.


    Beginning in late 1993, the Company made the strategic decision to curtail distribution of its products to certain accounts which did not meet the Company's merchandising standards in order to protect the Guess image and enhance the exclusivity of the brand. Net sales to such discontinued accounts represented approximately $42.3 million, $51.1 million, $32.9 million and $3.8 million of the Company's net revenue in 1992, 1993, 1994 and 1995, respectively. In addition, the Company's net revenue declined during this period as a result of increased competition in branded denim apparel, the then sluggish retail environment, the consolidation taking place among department store retailers and financial difficulties experienced by certain of the Company's wholesale customers.

    To address the decline in net revenue from wholesale operations, the Company is pursuing a strategy to deepen the Company's product offerings, increase the number of shop-in-shops and increase sales to international distributors. Based on positive consumer reaction, the Company has introduced the GUESS COLLECTION to selected better department stores for shipment in the Fall 1996 season. In addition, the Company intends to broaden its men's and women's lines to include khaki and other twill products beginning with the 1996 holiday/resort season. In November 1995 the Company introduced a new line of jeans under the "Bare Basics" label, with unique construction and fabrications and lower price points than traditional Guess jeans. The Company opened 18 shop-in-shops in the first quarter of 1996. The Company intends to open a total of 75 and 100 shop-in-shops in 1996 and 1997, respectively, and intends to support the introduction of the GUESS COLLECTION with a unique shop-in-shop program beginning in 1997.

RETAIL OPERATIONS


    The Company's retail operations include 112 Company-operated retail and factory outlet stores primarily located in regional shopping malls in the United States, including one Company-operated retail store located in Florence, Italy. The Company's factory outlet stores serve as a distribution channel for discontinued styles, slow-moving inventory, returned goods and seconds. As of March 31, 1996, the domestic retail network included 64 retail stores located in 20 states and 47 factory outlet stores located in 27 states. The Company's strategy is to increase domestic sales by selectively expanding its network of retail stores, increasing the comparable store sales of its existing stores and closing stores that do not meet its financial objectives. Consistent with this strategy, the Company has opened two retail stores in the first quarter of 1996, and intends to open up to five additional retail stores and close one retail store during the remainder of 1996 and to open up to 15 additional retail stores during 1997.


    The Company's retail management team recently refined the Company's strategy to improve the productivity of its retail network by establishing new models for optimal store size, design and construction costs as well as staffing levels. In addition, in late 1995, the Company began to improve the merchandising mix in its stores and implement sophisticated information systems to improve inventory control. The Company believes that the implementation of these initiatives contributed to the increase in comparable retail and factory outlet store net revenue of 16.7% in the first quarter of 1996.

    The Company monitors the performance of each of its retail and factory outlet stores to ensure they meet minimum operating performance standards. Stores that do not meet these minimum standards or are unprofitable become candidates for closure. Since the beginning of 1993, the Company has closed 16 stores, including ten that were closed in 1995. During 1995, the Company recorded provisions for store closing expenses of $2.9 million and $1.0 million during the third and fourth quarters, respectively.

    The following chart sets forth the store openings and closing since 1993, total average gross square footage, comparable store net revenue and net revenue per square foot.



                                                                          FIRST QUARTER
                                                                              ENDED
                                                                        -----------------
                                            YEAR ENDED DECEMBER 31,      APRIL     MARCH
                                          ---------------------------     2,        31,
                                           1993      1994      1995      1995      1996
                                          -------   -------   -------   -------   -------
Retail stores
    Beginning of period.................       39        36        53        53        63
    Opened during period................        1        19        15         1         2
    Closed during period................       (4)       (2)       (5)       (2)    --
                                          -------   -------   -------   -------   -------
    End of Period.......................       36        53        63        52        65
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------

Factory stores
    Beginning of period.................       22        43        47        47        47
    Opened during period................       21         4         5         1     --
    Closed during period................    --        --           (5)       (1)    --
                                          -------   -------   -------   -------   -------
    End of Period.......................       43        47        47        47        47
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------

Comparable store sales increase
 (decrease).............................     (4.0)%    (5.3)%    (7.4)%    (0.1)%    16.7%

Total average gross square footage
 (1)....................................  341,000   425,000   543,000   507,000   593,000

Net revenue per average gross square
 foot...................................  $   418   $   351   $   312   $    56   $    68


- ------------------------

(1) Average gross square footage represents the square footage (including selling, stocking and all other areas) of the Company's stores. In the event a store was open for less than the full period presented, the average gross square footage was computed based on the percentage of time such store was open during the period.


LICENSING OPERATIONS

    Guess has selectively licensed the use of its trademarks since 1982. The Company's strategy is to increase net royalties from selectively licensing the Guess name to producers of high-quality products that complement its lifestyle collection in the United States and other territories. In addition to licensing products which complement the Company's apparel products, Guess has granted licenses for the manufacture and sale of GUESS branded products similar to the Company's, including men's and women's denim and knitwear, in markets such as Canada, Argentina, Mexico, the Philippines, South Korea, Brazil and Japan. Licensing both expands distribution into new territories and broadens the spectrum of GUESS brand products. Licensed products include watches, clothing for infants and children, eyewear, footwear, activewear, home products and other fashion accessories. The Company's royalties, net of direct expenses, from such sales and nonrecurring fees increased from $28.8 million in 1993 to $46.4 million in 1995. Guess has 26 licensees, all of which are currently generating royalties. Net royalties from the four most significant licensees accounted for approximately 48.1% and 46.3% of the Company's net royalties in 1995 and the first quarter of 1996, respectively.


    In order to maintain its reputation for quality and style and to control the integrity of the brand name, the Company's licensing department strictly monitors product design, development, merchandising and marketing and meets regularly with licensees to ensure consistency with the Company's overall strategies, and to ensure uniformity and quality control. The Company regularly reviews the financial reports provided by its licensees in order to monitor sales trends, royalty calculations and pricing policies, among other things. All GUESS brand products, advertising, promotional and packaging materials must be approved in advance by Guess. The Company operates centers in Los Angeles, Hong Kong and Milan that assist in monitoring the quality of the products and operations of its licensees, as well as its distributors, in developing their territories and products. These centers allow the Company to ensure that all licensees and distributors comply with the strict Guess quality standards.

PRO FORMA RESULTS OF OPERATIONS


    The following table sets forth pro forma operating results for the periods indicated. Pro forma operating results reflect adjustments to historical operating results for (i) the elimination of salaries and bonuses paid to the Principal Executive Officers in excess of an aggregate of $4.9 million per year, or $1.2 million per quarter (the estimated aggregate salaries and bonuses to be paid to the Principal Executive Officers under their respective employment agreements following the Offerings), (ii) the decrease in depreciation and operating costs (net of approximate operating lease cost) of $2.6 million, $677,000 and $623,000 for the year ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, associated with an aircraft owned by the Company, which aircraft will be distributed to the Principal Stockholders as part of the S Corporation Distribution prior to consummation of the Offerings, (iii) the elimination of the minority interest in GEBV and Guess Italia through the merger of Marciano International with and into the Company in connection with the Reorganization, resulting in the inclusion in net earnings of $24,000, $280,000, $274,000, $283,000 and $329,000 for the years ended December 31, 1993, 1994 and 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively, which amounts had previously been recorded as minority interest and (iv) adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation. The Principal Stockholders have informed the Company of their intention to dispose of the aircraft to be distributed to them. Pending any such sale, the Company expects to enter into an operating lease of the aircraft to be distributed under which the Company would remain responsible for the expenses of operating and maintaining the aircraft and would make nominal lease payments for the use thereof. See "Company History, the Reorganization and Prior S Corporation Status" and "Management -- Employment Agreements."



                                                                                            FIRST QUARTER ENDED
                                                            YEAR ENDED DECEMBER 31,        ----------------------
                                                       ----------------------------------   APRIL 2,   MARCH 31,
                                                          1993        1994        1995        1995        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
Net revenue:
  Product sales......................................  $  491,444  $  507,462  $  440,359  $  113,646  $  123,275
  Net royalties......................................      28,780      40,350      46,374      11,257      11,623
                                                       ----------  ----------  ----------  ----------  ----------
      Total net revenue..............................     520,224     547,812     486,733     124,903     134,898
Cost of sales........................................     260,409     291,989     262,142      65,267      70,479
                                                       ----------  ----------  ----------  ----------  ----------
Gross profit.........................................     259,815     255,823     224,591      59,636      64,419
Selling, general and administrative expenses.........     127,971     131,711     136,606      31,412      33,393
                                                       ----------  ----------  ----------  ----------  ----------
  Earnings from operations...........................     131,844     124,112      87,985      28,224      31,026
Interest expense, net................................     (11,735)    (16,948)    (15,957)     (4,041)     (3,549)
Non-operating income, net............................       2,528          42         117         119           9
                                                       ----------  ----------  ----------  ----------  ----------
  Earnings before income taxes.......................     122,637     107,206      72,145      24,302      27,486
Pro forma income taxes...............................      49,055      42,882      28,858       9,721      10,912
                                                       ----------  ----------  ----------  ----------  ----------
  Pro forma net earnings.............................  $   73,582  $   64,324  $   43,287  $   14,581  $   16,574
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

    The following table sets forth pro forma operating results as a percentage of net revenue for the periods indicated.


                                                                                               FIRST QUARTER ENDED
                                                                YEAR ENDED DECEMBER 31,      ------------------------
                                                            -------------------------------   APRIL 2,     MARCH 31,
                                                              1993       1994       1995        1995         1996
                                                            ---------  ---------  ---------  -----------  -----------
Net revenue:
  Product sales...........................................       94.5%      92.6%      90.5%       91.0%        91.4%
  Net royalties...........................................        5.5        7.4        9.5         9.0          8.6
                                                            ---------  ---------  ---------       -----        -----
      Total net revenue...................................      100.0      100.0      100.0       100.0        100.0
Cost of sales.............................................       50.1       53.3       53.9        52.3         52.2
                                                            ---------  ---------  ---------       -----        -----
Gross profit..............................................       49.9       46.7       46.1        47.7         47.8
Selling, general and administrative expenses..............       24.6       24.0       28.0        25.1         24.8
                                                            ---------  ---------  ---------       -----        -----
  Earnings from operations................................       25.3       22.7       18.1        22.6         23.0
Interest expense, net.....................................       (2.3)      (3.1)      (3.3)       (3.2)        (2.6)
Non-operating income, net.................................        0.5        0.0        0.0         0.1          0.0
                                                            ---------  ---------  ---------       -----        -----
  Earnings before income taxes............................       23.5       19.6       14.8        19.5         20.4
Pro forma income taxes....................................        9.4        7.9        5.9         7.8          8.1
                                                            ---------  ---------  ---------       -----        -----
  Pro forma net earnings..................................       14.1%      11.7%       8.9%       11.7%        12.3%
                                                            ---------  ---------  ---------       -----        -----
                                                            ---------  ---------  ---------       -----        -----


    FIRST QUARTER ENDED MARCH 31, 1996 COMPARED TO FIRST QUARTER ENDED APRIL 2, 1995


    NET REVENUE. Net revenue increased $10.0 million or 8.0% to $134.9 million in the quarter ended March 31, 1996 from $124.9 million in the quarter ended April 2, 1995. Net revenue from wholesale operations decreased $2.2 million to $83.1 million from $85.3 million, due principally to a $10.2 million decline in domestic wholesale sales (including a decline of $2.1 million in off-price revenue, which represents net revenue from the liquidation of discontinued merchandise which carries lower margins), partially offset by increased sales outside the United States of $8.0 million. Net revenue from retail operations increased $11.9 million to $40.2 million from $28.3 million, primarily attributable to an increase of 16.7% in comparable store net revenue and from volume generated by 20 new store openings, offset by the closing of seven stores. The increase in comparable store net revenue was primarily attributable to a more favorable merchandise mix and the implementation of improved inventory management systems. Net royalties increased 3.3% in the quarter ended March 31, 1996 to $11.6 million from $11.3 million in the quarter ended April 2, 1995. Revenue from international operations comprised 13.7% and 7.3% of the Company's net revenue during the first quarters of 1996 and 1995, respectively.


    GROSS PROFIT. Gross profit increased 8.0% to $64.4 million in the quarter ended March 31, 1996 from $59.6 million in the quarter ended April 2, 1995. The increase in gross profit resulted from increased net royalties and increased net revenue from product sales. Gross profit from product sales increased 9.1% to $52.8 million in the quarter ended March 31, 1996 from $48.4 million in the quarter ended April 2, 1995. Gross profit as a percentage of net revenue improved slightly to 47.8% in the quarter ended March 31, 1996 as compared to 47.7% in the quarter ended April 2, 1995. Excluding royalties, gross profit from product sales as a percentage of net revenue increased to 42.8% from 42.6% in the comparable 1995 period primarily due to an improvement in the gross profit margins in both the retail and wholesale operations, partially offset by growth in the retail contribution (which generally has a lower gross margin).

    SG&A EXPENSES. Selling, general and administrative ("SG&A") expenses increased 3.1% in the quarter ended March 31, 1996 to $35.2 million, or 26.1% of net revenue, from $34.2 million, or 27.4% of net revenue, in the quarter ended April 2, 1995. On a pro forma basis, SG&A expenses would have increased 6.3% in the quarter ended March 31, 1996 to $33.4 million, or 24.8% of net revenue, from $31.4 million, or 25.2% of net revenue, in the quarter ended April 2, 1995. The increase in SG&A expense was primarily the result of increased store expenses related to the expansion of the retail operation, partially offset by administrative cost containment efforts. The decrease in SG&A expenses as a percentage of net revenue was the result of cost containment efforts and fixed expenses being spread over a larger revenue base in the 1996 period.

    EARNINGS FROM OPERATIONS. Earnings from operations increased 14.6% to $29.2 million, or 21.6% of net revenue in the quarter ended March 31, 1996, from $25.5 million, or 20.4% of net revenue, in the quarter ended April 2, 1995. On a pro forma basis, earnings from operations would have increased 9.9% in the quarter ended March 31, 1996 to $31.0 million, or 23.0% of net revenue, from $28.2 million, or 22.6% of net revenue, in the quarter ended April 2, 1995. This increase resulted primarily from the increase in revenue and slightly improved gross profit margins.

    INTEREST EXPENSE, NET. Net interest expense decreased 12.2% to $3.5 million in the quarter ended March 31, 1996 from $4.0 million in the quarter ended April 2, 1995. This decrease resulted from lower outstanding debt. For the first quarter of 1996, the average debt balance was $144.8 million, with an average effective interest rate of 9.3%. For the first quarter of 1995, the average debt balance was $164.4 million, with an average effective interest rate of 9.3%.

    INCOME TAXES. For Federal and certain state income tax purposes, the Company has elected to be treated as an S corporation and therefore has generally not been subject to income tax on its earnings. The Company's income taxes, which represent state income taxes and foreign taxes, were $1.3 million and $0.6 million in the quarters ended March 31, 1996 and April 2, 1995, respectively. The Company's S corporation status will terminate upon the consummation of the Offerings and, therefore, the Company will be fully subject to Federal, state and foreign income taxes. On a pro forma basis, income taxes would have been $10.9 million and $9.7 million in the quarters ended March 31, 1996 and April 2, 1995.

    NET EARNINGS. Net earnings increased 16.1% to $24.0 million, or 17.8% of net revenue, in the quarter ended March 31, 1996, from $20.7 million, or 16.6% of net revenue, in the quarter ended April 2, 1995. On a pro forma basis, net earnings would have increased 13.7% to $16.6 million, or 12.3% of net revenue, in the quarter ended March 31, 1996, from $14.6 million, or 11.7% of net revenue, in the quarter ended April 2, 1995.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


    NET REVENUE. Net revenue decreased $61.1 million or 11.1% to $486.7 million in 1995 from $547.8 million in 1994. Net revenue from wholesale operations decreased $87.2 million to $270.9 million from $358.1 million, including a $29.1 million decline due to closing certain accounts, and a $3.6 million decline due to the licensing out of certain apparel lines as described above. Excluding these items, net revenue from wholesale operations would have decreased $54.5 million. The principal reasons for the decrease were a $49.3 million decline in domestic sales of men's and women's apparel and a $15.5 million decrease in off-price revenue, partially offset by increased sales outside the United States to international distributors of $10.3 million. The Company's domestic net sales declined during this period as a result of increased competition in branded denim apparel, the sluggish retail environment, the consolidation taking place among department store retailers and financial difficulties experienced by certain of the Company's wholesale customers. Net revenue from retail operations increased $20.1 million to $169.4 million from $149.3 million. This net increase reflects a 37.2% increase in Guess retail store net revenue resulting from new store openings, somewhat offset by a 7.4% decline in comparable store net revenue, primarily attributable to the continued sluggish market conditions affecting the factory outlet stores. Net royalties increased 14.9% in 1995 to $46.4 million from $40.4 million in 1994. This increase was attributable to the continued growth in existing licensees' businesses as well as the addition of new licensees. Revenue from international operations (including net royalties from international licensees) comprised 6.9% and 3.7% of the Company's net revenue during 1995 and 1994, respectively.


    GROSS PROFIT. Gross profit decreased 12.2% to $224.6 million in 1995 from $255.8 million in 1994. Gross profit as a percentage of net revenue decreased to 46.1% in 1995 from 46.7% in 1994. The decrease in gross profit was attributable to a $67.1 million decrease in net revenue from product sales, partially offset by a $6.0 million increase in net royalties. Gross profit from product sales decreased 17.3% to $178.2 million in

1995 from $215.5 million in 1994. During the second half of 1995, the Company recorded a provision of $3.9 million for anticipated store closing expenses. Without this provision, gross margin would have been 46.9% in 1995 as compared with 46.7% in 1994.

    SG&A EXPENSES. SG&A expenses increased 2.6% to $141.7 million, or 29.1% of net revenue, in 1995, from $138.0 million, or 25.2% of net revenue, in 1994. On a pro forma basis, SG&A expenses would have increased 3.7% in 1995 to $136.6 million, or 28.0% of net revenue, from $131.7 million, or 24.0% of net revenue, in 1994. This increase was primarily the result of the continued expansion of the retail division, an increase in advertising expenses and increased expenses relating to the installation and remodeling of twice as many shop-in-shops as were installed or remodeled in 1994. These increases were partially offset by reduced expenses resulting from cost containment efforts. The increase in SG&A expenses as a percentage of net revenue was the result of the above mentioned advertising and shop-in-shop expenditures being expensed as incurred together with fixed expenses being spread over a smaller revenue base during the 1995 period.

    EARNINGS FROM OPERATIONS. Earnings from operations decreased 29.6% to $82.9 million, or 17.0% of net revenue in 1995, from $117.8 million, or 21.5% of net revenue, in 1994. On a pro forma basis, earnings from operations would have decreased 29.1% in 1995 to $88.0 million, or 18.1% of net revenue, from $124.1 million, or 22.7% of net revenue, in 1994. This decline primarily resulted from a decrease in net revenue, which was partially offset by higher royalty income.

    INTEREST EXPENSE, NET. Net interest expense decreased 5.9% to $16.0 million for 1995 from $16.9 million in 1994. This decrease resulted from lower debt in 1995 which more than offset the effect of higher interest rates. For 1995, the average debt balance was $156.6 million, with an average effective interest rate of 9.5%. For 1994, the average debt balance was $183.2 million, with an average effective interest rate of 8.6%.

    INCOME TAXES. Income taxes were $2.9 million and $3.5 million in 1995 and 1994, respectively. On a pro forma basis, income taxes would have been $28.9 million and $42.9 million in 1995 and 1994, respectively.

    NET EARNINGS. Net earnings decreased 34.5% to $63.9 million, or 13.1% of net revenue, in 1995, from $97.6 million, or 17.8% of net revenue, in 1994. On a pro forma basis, net earnings would have decreased 32.7% to $43.3 million, or 8.9% of net revenue, in 1995, from $64.3 million, or 11.7% of net revenue, in 1994.

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    NET REVENUE. Net revenue increased $27.6 million or 5.3% to $547.8 million in 1994 from $520.2 million in 1993. Net revenue from wholesale operations increased $9.2 million to $358.1 million from $348.9 million, including a $26.3 million decline due to the licensing of certain apparel lines previously produced by the Company and a $18.2 million decline due to closing certain accounts. Excluding these items, net revenue from wholesale operations would have increased $53.7 million. Net revenue from retail operations increased $6.7 million to $149.3 million from $142.6 million. This increase was attributable to new store openings, somewhat offset by a decline of $5.6 million or 5.3% in comparable store net revenue. This decline in comparable store net revenue was attributable to the factory outlet stores, which were affected by the severe East Coast weather in the early part of 1994, product assortment changes which were instituted in the fall of 1993 and sluggish factory outlet market conditions. Net royalties increased 40.2% in 1994 to $40.4 million from $28.8 million in 1993. This increase was attributable to royalties from new licensees including the aforementioned boys, girls, and women's knit lines, as well as increased royalties from higher net revenue by existing licensees. Revenue from international operations comprised 3.7% and 2.7% of the Company's net revenue during 1994 and 1993, respectively.

    GROSS PROFIT. Gross profit decreased 1.5% to $255.8 million in 1994 from $259.8 million in 1993. Gross profit as a percentage of net revenue decreased to 46.7% in 1994 from 49.9% in 1993. The decrease in gross profit was attributable to a $15.6 million decrease in gross profit from product sales, partially offset by an $11.6 million increase in net royalties. Gross profit from product sales decreased 6.7% to $215.5 million in 1994 from $231.0 million in 1993. This decrease reflects an increase in production costs due to changes in fabrication and processing costs, as well as higher occupancy costs as a percentage of revenue due to the opening of new retail stores.

    SG&A EXPENSES. SG&A expenses decreased 5.1% to $138.0 million, or 25.2% of net revenue, in 1994, from $145.4 million, or 27.9% of net revenue, in 1993. On a pro forma basis, SG&A expenses would have increased 2.9% in 1994 to $131.7 million, or 24.0% of net revenue, from $128.0 million, or 24.6% of net revenue, in 1993. This increase was primarily attributable to the opening of a design studio in Florence, Italy and an increase in domestic design and selling expenses related to the additions of new stores.

    EARNINGS FROM OPERATIONS. Earnings from operations increased 2.9% to $117.8 million, or 21.5% of net revenue in 1994, from $114.5 million, or 22.0% of net revenue, in 1993. On a pro forma basis, earnings from operations would have decreased 5.9% in 1994 to $124.1 million, or 22.7% of net revenue, from $131.8 million, or 25.3% of net revenue, in 1993.

    NON-OPERATING INCOME.    Non-operating  income was  $0.3  million  for  1994
compared to $2.6 million in 1993. The non-operating income in 1993 was primarily a result of a lawsuit settlement.

    INTEREST EXPENSE, NET. Net interest expense increased to $16.9 million for 1994 from $11.7 million in 1993. This increase resulted from the full year effect of financing transactions entered into in connection with the recapitalization of the Company in August 1993, including the issuance of the Senior Subordinated Notes and borrowing under a revolving credit facility. For 1994, the average debt balance was $183.2 million, with an average effective interest rate of 8.6%. For 1993, the average debt balance was $90.5 million, with an average effective interest rate of 8.9%.

    INCOME TAXES. Income taxes were $3.5 million and $1.8 million in 1994 and 1993, respectively. On a pro forma basis, income taxes would have been $42.9 million and $49.1 million in 1994 and 1993, respectively.

    NET EARNINGS. Net earnings decreased 5.6% to $97.6 million, or 17.8% of net revenue, in 1994, from $103.5 million or 19.9% of net revenue, in 1993, primarily due to the increase in interest expense. On a pro forma basis, net earnings would have decreased 12.6% to $64.3 million, or 11.7% of net revenue, in 1994, from $73.6 million, or 14.1% of net revenue, in 1993.

LIQUIDITY AND CAPITAL RESOURCES


    The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion and to make periodic distributions to its stockholders. As of March 31, 1996, the Company had working capital of $93.9 million, compared to $57.6 million at December 31, 1995. The $36.3 million increase in working capital primarily resulted from a
$17.6 million increase in inventories and a $18.8 million increase in receivables. The increase in inventory and receivables relates to seasonal requirements and the buildup of initial inventories of the Company's BARE BASICS line.


    As part of the Company's management of its working capital, the Company performs all customer credit functions internally, including extension of credit and collections. The Company's bad debt write-offs were less than 0.5% of net revenue for the quarter ended March 31, 1996 and year ended December 31, 1995.

    The Company's Credit Agreement provides for a $100.0 million revolving credit facility which includes a $20.0 million sublimit for letters of credit. As of March 31, 1996, the Company had $40.8 million in outstanding borrowings under the revolving credit facility and outstanding letters of credit of $9.0 million. As of March 31, 1996, the Company had $50.2 million available for future borrowings under such facility. The revolving credit facility will expire in December 1997. In addition to the revolving credit, the Company also has a $25.0 million letter of credit facility. As of March 31, 1996, the Company had $10.5 million outstanding under this facility.

    Capital expenditures, net of lease incentives granted, totaled $21.7 million for 1995 and $18.3 million for 1994. The Company estimates that its capital expenditures for 1996 will be approximately $20.0 million, primarily for the expansion of its retail stores and operations.

    As a result of the Company's treatment as an S corporation for Federal and certain state income tax purposes, the Company has provided to the Principal Stockholders periodic distributions for the payment of income taxes, as well as a return on their investment. The Company paid dividends, including amounts for taxes, of $117.7 million, $47.0 million, $53.3 million and $17.6 million in 1993, 1994, 1995 and the first quarter ended  March  31,  1996,  respectively. Prior  to  consummation  of  the
Offerings, the Company will declare the S Corporation Distribution and distribute the S Distribution Notes, which notes will mature one year from the Closing Date of the Offerings. Prior to the consummation of the Offerings, the Company's S corporation status will be terminated. The Company anticipates that, after payment of the S Corporation Distribution (including repayment of the remaining balance of the S Distribution Notes), any earnings will be retained for the foreseeable future in the operations of the business. See "Company History, the Reorganization and Prior S Corporation Status" and "Dividend Policy."


    Subsequent to the consummation of the Offerings, the Company's cash flow needs will decrease as a result of decreased compensation to the Principal Executive Officers and the absence of stockholder distributions for the purposes of tax payments. Offsetting these decreases will be increases related to the need to apply funds to the payment of Federal and additional state income taxes. The net effect on cash for such changes is expected to increase the Company's cash flow.


    The Company anticipates that it will be able to satisfy its ongoing cash requirements through 1997, including retail and international expansion plans and interest payments on the Company's Senior Subordinated Notes, primarily with cash flow from operations, supplemented, if necessary, by borrowings under its Credit Agreement.


SEASONALITY

    The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. The Company's wholesale operations generally experience stronger performance in the first and third quarters, while retail operations are generally stronger in the third and fourth quarters. As the timing of the shipment of products may vary from year to year, the results for any particular quarter may not be indicative of results for the full year. The Company has not had significant overhead and other costs generally associated with large seasonal variations.

    The following table sets forth certain unaudited quarterly data for the periods shown.


                                        1994                                        1995                       1996
                     ------------------------------------------  ------------------------------------------  ---------
                       FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH      FIRST
                       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.
                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS)
Net revenue........  $ 122,729  $ 119,383  $ 160,783  $ 144,917  $ 124,903  $ 104,749  $ 133,129  $ 123,952  $ 134,898
Gross profit.......     59,784     53,611     79,232     63,196     59,636     49,207     59,148     56,600     64,419


INFLATION

    The Company does not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on its net revenue or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured, the Company does not believe that they have had a material effect on the Company's net revenue or profitability.

EXCHANGE RATES

    The Company receives United States dollars for substantially all of its product sales and its licensing revenues. Inventory purchases from offshore contract manufacturers are primarily denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. During the last two fiscal years, exchange rate fluctuations have not had a material impact on the Company's inventory costs. The Company currently does not engage in hedging activities with respect to such exchange rate risk. See "Risk Factors -- Foreign Operations."

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-

Lived Assets to be disposed of," in March 1995 which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to these assets and certain identifiable intangibles to be disposed of. Since the Company's current policy is consistent with the provisions of SFAS No. 121, it does not anticipate that the new pronouncement will impact its financial statements.

    In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of Accounting Principles Board pronouncement 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1996 and anticipates that SFAS 123 will not have a material impact on its financial statements. As of March 31, 1996, the Company had not issued any stock options or other instruments under which SFAS 123 would apply.

                                    BUSINESS

INTRODUCTION

    Guess, founded in 1981 by the Marciano brothers, designs, markets, distributes and licenses one of the world's leading lifestyle collections of casual apparel, accessories and related consumer products. The Company's apparel for men and women is inspired by an appreciation of the American lifestyle combined with a European flair and is marketed under the trademarks GUESS, GUESS U.S.A., GUESS? AND TRIANGLE DESIGN and GUESS COLLECTION. The lines include full collections of denim and cotton clothing, including jeans, pants, overalls, skirts, dresses, shorts, blouses, shirts, jackets and knitwear. In addition, the Company has granted licenses to manufacture and distribute a broad range of products that complement the Company's apparel lines, including watches, clothing for infants and children, eyewear, footwear, activewear, home products and other fashion accessories. The Company's product quality combined with captivating advertising images have created a global brand franchise with products that appeal to style-conscious consumers across a broad spectrum of ages. The Company generates revenue from wholesale and retail operations and licensing activities, which accounted for 56%, 35% and 9%, respectively, of net revenue in 1995. The Company's total net revenue in 1995 was $486.7 million and pro forma net earnings (as described herein) were $43.3 million.

    The Company achieves premium pricing for its products by emphasizing superior styling and quality. The Company maintains rigorous control over the quality of its products by performing its own design and development work and by closely monitoring the workmanship of its contractors and licensees. The enduring strength of the GUESS brand name and image is reinforced by the Company's consistent emphasis on innovative and distinctive design. Under the direction of Maurice Marciano, the Company's design department creates full lines of casual apparel that appeal to both men and women. During 1995, net sales of apparel for men and for women accounted for approximately 48% and 52%, respectively, of net revenue from the sale of apparel products. Each of the lines consists of a broad array of basic, recurring styles, complemented by more fashion-oriented items which reflect contemporary trends. During 1995, net sales of basic and fashion items accounted for approximately 49% and 51%, respectively, of the Company's net revenue from the sale of apparel products.


    The Company seeks to reach a broad consumer base through multiple channels of distribution. As of March 31, 1996, GUESS brand products were distributed by the Company, its licensees and international distributors to better department stores and upscale specialty stores, 112 stores operated by the Company (of which 65 were retail stores and 47 were factory outlet stores) and 205 stores operated by licensees and distributors. As a critical element of its distribution to department stores, the Company and its licensees utilize shop-in-shops to enhance brand recognition, permit more complete merchandising of the lines and differentiate the presentation of GUESS products. As of December 31, 1995, the Company's and its licensees' products were sold in approximately 1,600 shop-in-shops worldwide. In order to protect the Guess image and enhance the exclusivity of the brand, the Company began in 1993 to withdraw its products from certain wholesale accounts which did not meet the Company's merchandising standards. Sales to such discontinued accounts represented approximately $51.1 million, $32.9 million and $3.8 million of the Company's net revenue in 1993, 1994 and 1995, respectively. The Company's own network of stores, in addition to providing a key opportunity for growth, allows the Company to present and merchandise its entire collection and to test market new product concepts.


    The Company intends to capitalize on the worldwide recognition of its brand name and the breadth of Guess lifestyle products by expanding its international operations. The Company has established Guess Europe in Italy and Guess Asia in Hong Kong to design, source and market products in Europe and the Pacific Rim. Guess has granted licenses for the manufacture and sale of GUESS branded products similar to the Company's, including men's and women's denim and knitwear, in markets such as Canada, Argentina, Mexico, the Philippines, South Korea, Brazil and Japan. Although Guess is in the early stages of its international expansion, GUESS brand products are currently sold in over 70 countries primarily through licensees and distributors.

    The desirability of the GUESS brand name among consumers has allowed the Company to selectively expand its product offerings through licensing arrangements. The Company believes its licensing strategy significantly broadens the distribution of GUESS brand products while limiting the Company's capital investment and operating expenses. The Company carefully selects its licensees, maintains strict control over the design, advertising, marketing and distribution of all licensed products in order to maintain a consistent global GUESS brand image. The Company's 26 licensees manufacture and distribute a broad array of related consumer products in the United States and international markets. The Company's most significant licenses include GUESS WATCHES, BABY GUESS, GUESS KIDS and GUESS EYEWEAR, which together accounted for approximately 48.1% of the Company's net royalties in 1995. The Company continues to capitalize on the GUESS brand image by granting licenses to introduce related products. Recently, the Company licensed the GUESS HOME COLLECTION and GUESS OUTERWEAR, as well as various accessory products.



    Under Paul Marciano's direction and supervision, Guess has created a consistent, high profile image through the use of its distinctive black and white print ads. The Company's in-house Advertising Department directs the media placement of all advertising worldwide, including placement by its licensees and distributors. On numerous occasions since 1986, the Company's advertising has garnered prestigious awards for creativity and excellence, including CLIO, BELDING and MOBIUS awards. Such awards are generally awarded on the basis on the judgment of prominent members of the advertising industry. By retaining control over its advertising programs, the Company is able to maintain the integrity of the GUESS brand image while realizing a substantial cost savings compared to the use of outside agencies. The Company requires its licensees and distributors to invest a percentage of their net sales of licensed products and net purchases of Guess products, respectively, in advertising, promotion and marketing. From 1992 through 1995, the Company's advertising expenditures, together with amounts spent by its licensees and its distributors (as reported to the Company by such licensees and distributors), exceeded $160.0 million.


BUSINESS STRATEGY

    The Company's business strategy is designed to increase sales and profitability while preserving the integrity and expanding the product depth and global reach of the GUESS brand. Over the past three years, the Company has built the infrastructure necessary to support distribution and licensing of its products worldwide. To provide greater management depth, Company has recently recruited several key executives with substantial industry experience to facilitate the implementation of its business strategy, including Ken Duane, Andrea Weiss and Michael Wallen. The key elements of the strategy include:

        MAINTAIN HIGH BRAND RECOGNITION. The Company intends to continue its efforts to increase its revenues by enhancing consumer recognition of its brand name and image. Under the creative leadership of Paul Marciano, the Company's award-winning advertising has established the Guess signature image and reinforced the lifestyle concept of Guess and Guess-licensed products in mutually supportive marketing campaigns. In addition to the Company's expenditures, licensees are required to spend a percentage of total revenues in advertising. The aggregate advertising expenditures of the Company and its distributors and licensees (as reported to the Company by such licensees and distributors) were $50.7 million in 1995, a 16.2% increase over 1994.


        INCREASE INTERNATIONAL PRESENCE. The Company believes it is well-positioned to capitalize on the worldwide recognition of its brand name and the breadth of Guess lifestyle products by continuing to expand its distribution internationally through distributors and licensees. The Company has recently established Guess Europe in Italy and Guess Asia in Hong Kong to design, source and market products in Europe and the Pacific Rim, which will facilitate increased sales to existing and new distributors and licensees outside the United States. As of March 31, 1996, 164 Guess retail stores were operated internationally, 111 of which were operated by 13 licensees and 53 of which were operated by eight distributors. The Company has been advised by its distributors and licensees that they plan to establish approximately 35 new distributor-operated stores and approximately 21 licensee-operated stores, respectively, by the end of 1996, and approximately an additional 45 new distributor-operated stores and approximately 39 licensee-operated stores, respectively, by the end of 1997.

        EXPAND LICENSING ARRANGEMENTS. The Company expects to continue to license the GUESS name selectively to producers of high quality products that complement its lifestyle collection. Since the beginning of 1993, the Company has added new licenses, which in 1995 represented approximately 30% of the Company's net royalties. Recently, the Company licensed the GUESS HOME COLLECTION and GUESS OUTERWEAR, as well as various accessory products. To maintain its reputation for quality and style and control the integrity of the brand name, the Company will continue to provide design, production and technical and marketing assistance to its licensees to ensure compliance with its strict marketing and product standards.

        EXPAND RETAIL STORE NETWORK. The Company believes an expanded retail network will reinforce consumer recognition of its brand name and enhance the presentation of the complete Guess merchandise collections. Since the beginning of 1993, the Company has opened a total of 25 retail and 25 factory outlet stores (net of store closings). The percentage of net revenue generated by the retail network has increased from 19.3% to 38.5% of the Company's net revenue from product sales from 1992 through 1995. The Company plans to open six new retail stores (net of store closings) in 1996 and up to an additional 15 stores in 1997.

        DEEPEN PRODUCT OFFERINGS. The Company has recently introduced new product lines and categories to complement its existing lines. In 1993, the Company introduced in its retail stores the GUESS COLLECTION and has since expanded this collection to a full line of higher priced women's apparel that incorporates a sophisticated combination of styles and colors. In 1995 and the first quarter of 1996, the GUESS COLLECTION accounted for approximately 11.4% and 14.6%, respectively, of net revenue from the Company's stores. Based on positive consumer reaction, the Company has introduced the GUESS COLLECTION to selected better department stores for shipment in the Fall 1996 season. In addition, the Company intends to broaden its men's and women's lines to include khaki and other twill products beginning with the 1996 holiday/resort season. In November 1995 the Company introduced a new line of jeans under the "Bare Basics" label, with unique construction and fabrications and lower price points than traditional Guess jeans.

        IMPROVE PRODUCTIVITY OF THE RETAIL STORE NETWORK. The Company's retail management team has recently refined the Company's strategy to improve the productivity of its retail network by establishing new models for optimal store size, design and construction costs as well as staffing levels. In addition, in late 1995, the Company began to improve the merchandising mix in its stores and implemented sophisticated information systems to improve inventory management. The Company believes that the implementation of these initiatives contributed to the increase in comparable factory outlet and retail store net revenue of 16.7% in the first quarter of 1996.

        EXPAND AND UPGRADE SHOP-IN-SHOP PROGRAM. To enhance the presence of Guess products in department stores, the Company intends to develop approximately 80 new shop-in-shops in 1996 and 100 in 1997, and remodel approximately 45 additional shops in 1996 and 55 in 1997. The design of the shops utilizes the distinctive Guess advertising to promote brand recognition and differentiate the location from its competition. The shops also facilitate ease of shopping by presenting a complete presentation of the Company's merchandise. In addition, the installation of these shops enables the Company to establish premium locations within the department stores and, therefore, compete more effectively against other products.

GENERAL

    The Company derives its net revenue from the sale of Guess men's and women's apparel to wholesale customers and distributors and the sale of Guess men's and women's apparel and its licensees' products through the Company's network of retail and factory outlet stores. The following table sets forth the net revenue of the Company through its channels of distribution.

                                                                                                  FIRST QUARTER ENDED
                                              YEAR ENDED DECEMBER 31,                       -------------------------------
                          ----------------------------------------------------------------                        MARCH 31,
                                  1993                  1994                  1995             APRIL 2, 1995        1996
                          --------------------  --------------------  --------------------  --------------------  ---------
                                                              (IN THOUSANDS)
Net Revenue:
  Wholesale
   operations...........  $ 348,879       67.1% $ 358,125       65.4% $ 270,931       55.7% $  85,344       68.3% $  83,113
  Retail operations.....    142,565       27.4    149,337       27.2    169,428       34.8     28,302       22.7     40,162
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net revenue from
   product sales........    491,444       94.5    507,462       92.6    440,359       90.5    113,646       91.0    123,275
  Net royalties.........     28,780        5.5     40,350        7.4     46,374        9.5     11,257        9.0     11,623
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total net revenue...  $ 520,224      100.0% $ 547,812      100.0% $ 486,733      100.0% $ 124,903      100.0% $ 134,898
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


Net Revenue:
  Wholesale
   operations...........       61.6%
  Retail operations.....       29.8
                          ---------
  Net revenue from
   product sales........       91.4
  Net royalties.........        8.6
                          ---------
    Total net revenue...      100.0%
                          ---------
                          ---------


    The following table sets forth the Company's net revenue from product sales generated through such channels of distribution by product category (licensed products represent sales of licensed products by the Company's retail and factory outlet stores).

                                                                   YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------------------
                                                   1993                     1994                     1995
                                          -----------------------  -----------------------  -----------------------
PRODUCT
- ----------------------------------------
Men's apparel...........................  $  239,767       48.8%   $  250,687       49.4%   $  194,945       44.3%
Women's apparel.........................     199,405       40.6       225,268       44.4       210,945       47.9
Licensed products.......................      11,854        2.4        21,274        4.2        31,881        7.2
Discontinued apparel (1)................      40,418        8.2        10,233        2.0         2,588        0.6
                                          ----------      -----    ----------      -----    ----------      -----
  Total (2).............................  $  491,444      100.0%   $  507,462      100.0%   $  440,359      100.0%
                                          ----------      -----    ----------      -----    ----------      -----
                                          ----------      -----    ----------      -----    ----------      -----

- ------------------------------

(1) In late 1992, the Company entered into licensing agreements for the boys' product line, the majority of the girls' product line and women's knits, which were previously produced by the Company. While the licensing of such products reduced net revenue in 1993, the associated reduction in earnings from operations from such sales was substantially offset by the increase in net royalties from the new licenses.

(2) Beginning in 1993, the Company began to withdraw its products from selected accounts which did not meet the Company's standards for merchandising. Net product sales to discontinued accounts represented approximately $51.1 million, $32.9 million and $3.8 million of the Company's net revenue from product sales in 1993, 1994 and 1995, respectively.

PRODUCTS

    COMPANY PRODUCTS. The GUESS brand was founded upon its core product line of high-quality jeans and other denim casual wear. Guess has been marketing denim apparel since its inception in 1981, and has built and maintained a global brand franchise with products that appeal to style-conscious consumers across a broad spectrum of ages. The Company was founded on the concept of a fashion jean with the first Guess product being the "three-zip Marilyn" jean, which was stone-washed and adapted to fit the contours of a woman's body. Since its inception, the Company has expanded its products to include a broad range of denim and cotton clothing for men and women, including jeans, pants, overalls, skirts, dresses, shorts, blouses, shirts, jackets and knitwear.

    The Company's apparel products are organized into two primary categories: men's apparel and women's apparel (including the GUESS COLLECTION). The following table sets forth the approximate range of current retail prices for the Company's products:


                                            RANGE OF
                                           SUGGESTED
                                         RETAIL PRICES
                                     ----------------------                                                   RANGE OF
WOMEN'S                                                          MEN'S                                       SUGGESTED
- -----------------------------------                              ------------------------------------      RETAIL PRICES
                                                                                                       ----------------------
Jeans..............................  $   58    -    $    64      Jeans...............................  $   58    -    $    72
Shorts.............................      39    -         52      Shorts..............................      39    -         60
Tops...............................      38    -         76      Woven Tops..........................      40    -         78
Dresses............................      68    -         82      Jackets.............................      82    -        162
Pants..............................      60    -         68      T-Shirts............................      22    -         88
Jackets............................      78    -         80
Guess Collection...................      58    -        340


    A major portion of the Company's men's and women's apparel lines consists of basic, recurring styles which the Company believes are less susceptible to fashion obsolescence and are less seasonal in nature than fashion product styles. Basic product styles provide the Company with a base of business that usually carries over from season to season and year to year. Basic products are primarily made of denim and include jeans, skirts, dresses, overalls and shorts in a variety of fits, washes and styles. To take advantage of contemporary trends, the Company complements its basic styles with more fashion-oriented items. Fashion products range in style from contemporary sportswear to casual apparel and include colored denim items, pants, shirts, jackets and knitwear, made of a variety of materials including fine cotton, man-made fabric and leather. A limited number of best-selling fashion items in a collection may be included in one or more subsequent collections, and a select few may be added to the Company's basic styles.

    In 1993, the Company expanded its line of women's apparel to include the GUESS COLLECTION, a collection of women's skirts, tops, jackets, blazers and blouses incorporating a sophisticated combination of colors and styles. The GUESS COLLECTION was introduced exclusively through Guess stores and, based upon positive consumer reaction, the Company expanded distribution of the GUESS COLLECTION to selected better department stores for shipment in the 1996 Fall season. The GUESS COLLECTION appeals to the contemporary segment of the apparel market and will generally be sold in separate selling areas from other Guess denim and casual apparel.

    LICENSED PRODUCTS. The high level of desirability of the GUESS brand name among consumers has allowed the Company to selectively expand its product offerings through licensing arrangements. The Company currently has 26 licensees. Sales of licensed products (as reported to the Company by its licensees) have grown from $451.7 million in 1993 to $736.5 million in 1995. The Company's net royalties from such sales and fees from new licensees increased from $28.8 million in 1993 to $46.4 million in 1995. Approximately 48.1% of the Company's net royalties was derived from its top four licensed product lines. These product lines are GUESS WATCHES (18.9% of 1995 net royalties), BABY GUESS (12.3%), GUESS KIDS (9.2%) and GUESS EYEWEAR (7.7%).

    GUESS WATCHES have been manufactured and distributed since 1983. The GUESS WATCH line includes approximately 408 styles of watches for men, women and children, and clocks. Retail prices range from approximately $55 to $125. In 1996, an upscale, higher-priced line of watches is planned to be introduced at a retail price range of $175 to $250.

    The BABY GUESS and GUESS KIDS product lines include infants', boys' and girls' clothing, accessories, infant layette items and baby hair care products. These products retail for $4.50 to $70 and are sold domestically in free-standing licensed stores, better department stores and through distributors in Asia.

    GUESS EYEWEAR is manufactured and distributed worldwide. The eyewear line offers styles ranging in retail price from $37 to $200. Guess eyewear is sold through optical specialty and department stores.

    Guess also licenses a range of other products, including men's apparel, women's knitwear, footwear, activewear, athleticwear, leather goods, neckwear, jewelry and a home collection. Most of these licenses have been granted since 1993 and are in their early stage of development.

DESIGN

    The enduring strength of the GUESS brand name and image is partially due to the Company's consistent emphasis on innovative and distinctive design. For the past 15 years, the Guess design teams have anticipated and adapted to changing consumer tastes while retaining the distinctive Guess image. Under the direction of Maurice Marciano, Guess garments are designed by an in-house staff of four design teams (men's, women's, GUESS COLLECTION and Guess Europe) located in Los Angeles and Florence, Italy. Guess design teams travel around the world in order to monitor fashion trends and discover new fabrics. Fabric shows in Europe and the United States provide additional opportunities to discover and sample new fabrics. These fabrics, together with the trends uncovered by the Company's designers serve as the primary source of inspiration for the Company's lines and collections. The Company also maintains a fashion library consisting of antique and contemporary garments as an additional source of creative concepts. In addition, design teams regularly meet with members of the sales, merchandising and retail operations to further refine the Company's products in order to meet the particular needs of the Company's markets. Many Guess products are developed using computer-aided design equipment which allows a designer to view and modify two- and three-dimensional images of a new design. By the end of 1996, the Company intends to link its Los Angeles and Florence design centers electronically so that individual designs may be accessed, modified and shared by designers in both locations. After working prototypes of each garment are prepared and reviewed, the pattern makers oversee the final production of each garment's pattern. As of March 31, 1996, the Company's design department employed 130 persons, approximately 27 of whom were designers and assistant designers.

    Licensed products are designed by both the Company and its licensees. A separate design team of 12 associates works with the Company's licensees and all licensee designs must be approved by the Company to ensure consistency with the Guess image. See "-- Licensing Agreements and Terms."

DOMESTIC WHOLESALE CUSTOMERS

    The Company's domestic wholesale customers consist primarily of better department stores and select upscale specialty stores, which have the image and merchandising expertise that Guess requires for the effective presentation of its products. Leading wholesale customers include Federated Department Stores, The May Department Stores Company, Dillard Department Stores, Inc. and select upscale specialty stores. As of December 31, 1995, the Company sold its products directly to approximately 2,700 retail doors in the United States and approximately 350 doors in Italy.

    A key element of the Company's merchandising strategy is the shop-in-shop merchandising format, an exclusive selling area within a department store that presents a full array of Guess products using Guess signage and fixtures. As of December 31, 1995, there were approximately 1,160 shop-in-shops (excluding shop-in-shops installed by licensees) that feature Guess products (other than the GUESS COLLECTION) and the Company intends to increase the number of shop-in-shops by approximately 80 by the end of 1996 and approximately an additional 100 by the end of 1997. Guess also intends to establish GUESS COLLECTION shop-in-shops, in addition to existing shop-in-shops, in selected better department stores beginning in the Spring of 1997.

    The Company's close wholesale customer relationships have been achieved through innovative and effective marketing and merchandising and superior customer service. As of March 31, 1996, the Company had 77 sales representatives and 81 merchandise coordinators. The sales representatives are located in the Company's showrooms in New York, Los Angeles, Dallas, Atlanta, Chicago, Hong Kong, Milan and Florence. They coordinate with buyers for the Company's customers to determine the inventory level and product mix that should be carried in each store to maximize retail sell-through and enhance the customers' profit margins. Such inventory level and product mix are then used as the basis for developing sales projections and product needs for each wholesale customer. In addition, Guess sales representatives monitor the inventories of customers, which assists the Company in scheduling production. The merchandisers work with the store to ensure the Company's products are appropriately displayed.

    Certain of the Company's domestic wholesale customers, including some under common ownership, have accounted for significant portions of the Company's net revenue. During 1995, Bloomingdale's, Macy's and affiliated stores owned by Federated Department Stores together accounted for approximately 11.0% of the Company's net revenue. During the same period, The May Company and Dillard's accounted for approximately 7.7% and 7.3% of the Company's net revenue, respectively. See "Risk Factors -- Dependence on Certain Customers and Licensees."

DOMESTIC RETAIL OPERATIONS


    As of March 31, 1996, the Company's domestic retail operations consisted of 64 retail and 47 factory outlet stores operated directly by Guess in the United States, which principally sell GUESS label products. Guess retail stores outside the United States, with the exception of the Company-owned store in Florence, Italy, are owned and operated by the Company's distributors and licensees. See "-- International Business." Since the beginning of 1993, the Company has opened a total of 35 retail and 30 factory outlet stores and has closed 10 retail and five factory outlet stores. The percentage of net revenue generated by the retail network has increased from 19.3% to 38.5% of the Company's net revenue from product sales from 1992 through 1995.


    The Company's retail management team has recently refined the Company's strategy to improve the productivity of its retail network by establishing new models for optimal store size, design and construction costs as well as staffing levels. In addition, in late 1995, the Company began to improve the merchandising mix in its stores and implemented sophisticated information systems to improve inventory management. The Company believes that the implementation of these initiatives contributed to the increase in comparable retail and factory outlet store net revenue of 16.7% in the first quarter of 1996.

    RETAIL STORES. The Company's 64 domestic retail stores typically range in size from approximately 3,400 to 8,500 square feet, with 61 locations in regional shopping malls and three stand-alone stores in areas of high foot traffic. The retail stores are located in 20 states with approximately an equal number of stores on both the East and West Coasts. Of the retail stores on the West Coast, 22 are located in California. The Company's retail stores carry a full assortment of men's and women's Guess merchandise, including most of its licensed products. Distribution through its own retail stores allows the Company to influence the merchandising and presentation of its products and to test market new product concepts. The Company's strategy is to increase its domestic sales by selectively expanding its network of retail stores and by increasing the productivity of its existing stores. Over the past year, Guess has significantly strengthened its retail operations management through the selective hiring of experienced well-respected retail professionals.

    As of March 31, 1996, the Company had opened two retail stores in 1996. The Company intends to open up to five additional retail stores and close one retail store during the remainder of 1996 and to open up to 15 additional retail stores during 1997. The Company intends to continue to locate its stores in regional malls with a smaller number of flagship stores in major cities.


    FACTORY OUTLET STORES. The Company's 47 factory outlet stores typically range in size from approximately 2,100 to 7,500 square feet and are located in outlet malls and strip centers outside the shopping radius of the Company's wholesale customers and its retail stores. The factory outlet stores are located in 27 states, with no major concentration in any one state. These stores sell selected styles of Guess apparel and licensed products at a discount to value-conscious customers, enabling the Company to effectively control the distribution of its excess inventory, thereby protecting the Guess image. The Company plans to open one and close one factory outlet store in 1996. The Company has no plans to open additional factory outlet stores in 1997.


INTERNATIONAL BUSINESS

    Given the high level of GUESS brand awareness in countries outside the United States, the Company believes that international distribution of GUESS brand products represents a significant opportunity to increase revenue and profits. This awareness is partially a result of the substantial international advertising undertaken by the Company in advance of distributing products to these locations. Although Guess is in the early stages of its international expansion, GUESS brand products are currently sold in over 70 countries.

    Guess derives net revenue and earnings from outside the United States from four principal sources: (i) sales of GUESS brand apparel directly to 12 foreign distributors who distribute such apparel to better department stores, upscale specialty retail stores and Guess-licensed retail stores operated by Guess distributors or licensees, (ii) royalties from licensees who manufacture and distribute GUESS brand products outside the United States and (iii) sales of GUESS brand apparel by Guess Europe directly to upscale retail stores in Italy.



    Since 1991, the Company has been selling its products through distributors and licensees in Asia, the Middle East and Australia. In 1993, the Company opened a design studio, sourcing office, sales office and warehouse in Italy and in 1994 began sourcing, marketing and distributing products directly in Italy and executed a distribution agreement for Spain. Recently, Guess has entered into distribution agreements for Belgium, Greece and Hungary, and is in the process of negotiating additional arrangements in Europe and elsewhere including the United Kingdom, Israel, Holland and Turkey.



    As of March 31, 1996, 164 Guess retail stores were operated internationally, 111 of which were operated by 13 licensees and 53 of which were operated by eight distributors. The Company's distribution and license agreements generally provide detailed guidelines for store fittings, fixtures, merchandising and marketing programs and the appearance, merchandising and service standards of these stores are closely monitored to ensure the Guess image is maintained. The Company has been advised by its distributors and licensees that they plan to establish approximately 35 new distributor-operated stores and approximately 21 licensee-operated stores, respectively, by the end of 1996, and approximately an additional 45 new distributor-operated stores and approximately 39 licensee-operated stores, respectively, by the end of 1997. Guess also owns and operates a flagship Guess retail store located in Florence, Italy. As of December 31, 1995, there were approximately 220 shop-in-shops for GUESS brand products in stores outside the United States. See "Risk Factors -- Foreign Operations and Sourcing -- Import Restrictions."


LICENSING AGREEMENTS AND TERMS


    The   Company  carefully  selects  and  maintains  tight  control  over  its licensees. In evaluating a potential licensee, the Company considers the experience, financial stability, manufacturing performance and marketing ability of the proposed licensee and evaluates the marketability and compatibility of the proposed products with other GUESS brand merchandise. The Company's license agreements generally cover three years with an option to renew prior to expiration for an additional multi-year period. In addition to licensing products which complement the Company's apparel products, Guess has granted licenses for the manufacture and sale of GUESS branded products similar to the Company's, including men's and women's denim and knitwear, in markets such as Canada, Argentina, Mexico, the Philippines, South Korea, Brazil and Japan. Licenses granted to certain licensees which have produced high-quality products and otherwise have demonstrated exceptional operating performance, such as GUESS WATCHES and BABY GUESS, have been renewed repeatedly and in some cases expanded to include new products or markets. The typical license agreement requires that the licensee pay the Company the greater of a royalty based on a percentage of the licensee's net sales of licensed products or a guaranteed minimum royalty that typically increases over the term of the license agreement. Generally, licensees are required to spend a percentage of the net sales of licensed products for advertising and promotion of the licensed products. In addition, certain foreign licensees are required to contribute toward the protection of the Company's trademarks within the territories granted to such licensees, thereby assisting Guess in its efforts to prevent counterfeiting and other trademark infringement in such countries.


    The Company's licensing department strictly monitors product design, development, merchandising and marketing. All GUESS brand products, advertising, promotional and packaging materials must be approved in advance by Guess. The licensing department meets regularly with licensees to ensure consistency with Guess's overall marketing, merchandising and design strategies, and to ensure uniformity and quality control. See "Risk Factors -- Dependence upon Certain Customers and Licensees."

ADVERTISING, PUBLIC RELATIONS AND MARKETING

    The Company's advertising, public relations and marketing strategy is to promote a consistent high impact image which endures regardless of changing consumer trends. Since the Company's inception,

Paul Marciano has had principal responsibility for the GUESS brand image and creative vision. All worldwide advertising and promotional material is controlled through the Company's Advertising Department based in Los Angeles, while Guess Public Relations and Special Events are based in New York. GUESS JEANS, GUESS U.S.A. and GUESS INC. images have been showcased in international print campaigns in dozens of major magazines, on billboards, bus shelters and telephone kiosks, on television and most recently in movie theaters throughout the United States.


    ADVERTISING. The Company's advertising strategy is designed to promote the Guess image rather than focus on specific products. The Company's distinctive black and white print advertisements have garnered prestigious awards, including CLIO, BELDING and MOBIUS awards for creativity and excellence. Such awards, which the Company has received on numerous occasions since 1986, are generally awarded on the basis of the judgment of prominent members of the advertising industry. Guess has maintained a high degree of consistency in its advertisements, using similar themes and images. The Company requires its licensees and distributors to invest a percentage of their net sales of licensed products and net purchases of Guess products, respectively, in advertising, promotion and marketing. From 1992 through 1995, the Company's advertising expenditures, together with amounts spent by its licensees and its distributors (as reported to the Company by such licensees and distributors), exceeded $160.0 million.



    The Company's  in-house  Advertising  Department is  responsible  for  media placement of all advertising worldwide including that of its licensees. The Company uses a variety of media, primarily black and white print and outdoor advertising in various countries. The Company has focused advertisement placement in national and international contemporary fashion/beauty and lifestyle magazines including VOGUE, GLAMOUR, VANITY FAIR, HARPERS BAZAAR, ELLE, W and DETAILS. By retaining control over its advertising programs, the Company is able to maintain the integrity of the GUESS brand image while realizing substantial cost savings compared to the use of outside agencies. The Company's Advertising Department consisted of 10 employees as of March 31, 1996.


    PUBLIC RELATIONS. The Company's Public Relations Department is responsible for communicating the Guess image to the public and news media worldwide. The Public Relations Department also coordinates local publicity and special events programs for the Company and its licensees, including in-store Guess model and celebrity appearances and fashion shows. The Guess Public Relations Department consisted of seven full time employees as of March 31, 1996.

    MARKETING. The Company utilizes various additional marketing tools such as corporate mailers, videos, newsletters, special events and a toll free Guess number to assist customers worldwide in finding Guess retail locations. The Company also produces 200,000 copies of the GUESS JOURNAL, a full color, oversized semi-annual magazine available in retail stores worldwide or through the Guess mailing list. The GUESS JOURNAL features trends in the arts, travel destinations, candid celebrity profiles, philanthropic events and Guess product information.

    The Company further strengthens communications with customers through the WORLD OF GUESS, the Company's Internet site on the World Wide Web. This global medium enables the Company to provide timely information in an entertaining fashion on the Company's history, Guess products and store locations to consumers and allows the Company to receive and respond directly to customer feedback.

SOURCING AND PRODUCT DEVELOPMENT

    The Company sources products through numerous suppliers, many of whom have established relationships with the Company. The Company seeks to achieve the most efficient means for the timely delivery of its high quality products and continues to rebalance its sourcing by region in response to increasing demand within each region. The Company's fabric specialists work with fabric mills in the United States, Europe and Asia to develop woven and knitted fabrics that enhance the products' comfort, design and appearance. For a substantial portion of the Company's apparel products, fabric purchases take place generally four to five months prior to the corresponding selling season. Apparel production (cut, manufacture and trim) generally begins after the Company has received customer orders. Delivery of finished goods to customers occurs approximately 90 to 120 days after receipt of customers' orders.

    The Company engages both domestic and foreign contractors for the production of its products. During 1995, the Company purchased approximately 77% of its raw materials, labor and finished goods in the United States, 18% in Hong Kong, Taiwan, South Korea and other Asian countries, 4% in Europe, and 1% elsewhere. The production and sourcing staffs in Los Angeles and Italy oversee all aspects of fabric acquisition, apparel manufacturing, quality control and production, as well as researching and developing new sources of supply. The Company operates product sourcing and quality control offices in Los Angeles, Hong Kong and Florence.



    The Company does not own any production equipment other than cutting, silkscreen and embroidery machinery. The Company's apparel products are produced for the Company by approximately 80 different contractors. None of the contractors engaged by the Company accounted for more than 10% of the Company's total production during 1995. The Company has long-term relationships with many of its contractors, although it does not have written agreements with them. The Company uses a variety of raw materials, principally consisting of woven denim, woven cotton and knitted fabrics and yarns. The Company must make commitments for a significant portion of its fabric purchases well in advance of sales, although the Company's risk is reduced because approximately 43% of the Company's products are sewn in basic denim. See "Risk Factors -- Foreign Operations and Sourcing; Import Restrictions," and "-- Dependence on Unaffiliated Manufacturers."


QUALITY CONTROL

    The Company's quality control program is designed to ensure that all of the Company's products meet the Company's high quality standards. The Company monitors the quality of its fabrics prior to the production of garments and inspects prototypes of each product before production runs are commenced. The Company also performs random in-line quality control checks during and after production before the garments leave the contractor. Final random inspections occur when the garments are received in the Company's distribution centers. The Company currently has 25 full-time personnel engaged in quality control located in its Los Angeles office, five located in Hong Kong (who work for the joint venture) and four in Florence, including two independent contractors. The Company believes that its policy of inspecting its products at its distribution centers and at the contractors' facilities is important in maintaining the quality and reputation of its products. The Company also conducts inspections on all licensed products.

    The Company permits defective garments to be authorized for return for credit by the purchasers. Less than 0.6% of the garments shipped by the Company during each of the last three years has been returned under this policy.

WAREHOUSE AND DISTRIBUTION CENTERS

    The Company utilizes distribution centers at three strategically located sites. Two of the distribution centers are operated by the Company and one is operated by an independent contractor. Distribution of the Company's products in the United States is centralized in the Los Angeles facility operated by the Company. The Company also operates a distribution center in Florence to service Europe. The Company utilizes a contract warehouse in Hong Kong that services the Pacific Rim.

    The Company currently intends to open a contract warehouse in Northern Europe for distribution to portions of Europe outside of Italy. The Company anticipates that such warehouse will become operational during the first half of 1997.

    In order to ensure that each of its retail customers receives merchandise in satisfactory condition, substantially all Company products are processed through one of the Company's distribution centers before delivery to the retail customer. Each customer is assigned to one of the Company's distribution centers, depending on the customer's location.

    At its distribution center in Los Angeles, the Company has also developed a fully integrated and automated distribution system. The bar code scanning of merchandise, picking tickets and distribution cartons, together with radio frequency communications, provide timely, controlled, accurate and instantaneous updates to the distribution information systems.

COMPETITION

    The apparel industry is highly competitive and fragmented, and is subject to rapidly changing consumer demands and preferences. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the Guess image. Guess competes with numerous apparel manufacturers and distributors (including Calvin Klein, Ralph Lauren, DKNY, Tommy Hilfiger and Nautica). Moreover, several well-known designers have recently entered or re-entered the designer denim market with products generally priced lower than the Company's designer jeans products. The Company's retail and factory outlet stores face competition from other retailers. Additionally, the Company encounters substantial competition from department stores, including some of the Company's major retail customers. The Company's licensed apparel and accessories also compete with a substantial number of designer and non-designer lines. Many of the Company's competitors have greater financial resources than Guess. The Company's licensed products also compete with various other well-known consumer brands. Although the level and nature of competition differ among its product categories, Guess believes that it competes on the basis of its brand image, quality of design and workmanship and product assortment.

TRADEMARKS


    The Company's trademarks include GUESS?, GUESS, GUESS? AND TRIANGLE DESIGN, BABY GUESS, GUESS KIDS, GUESS U.S.A. and GUESS COLLECTION. As of March 31, 1996, the Company had more than 1,500 U.S. and international registered trademarks or trademark applications pending with the trademark offices of the United States and over 137 countries around the world. From time to time, the Company adopts new trademarks in connection with the marketing of new product lines. The Company considers its trademarks to have significant value in the marketing of its products and, since shortly after the Company's inception, has acted aggressively to register and protect its trademarks worldwide.


    Like many well-known brands, the Company's trademarks are subject to infringement. Guess has a staff devoted to the monitoring and aggressive protection of its trademarks worldwide, which uses, among other things, available legal remedies to prevent unauthorized use of its trademarks.

MANAGEMENT INFORMATION SYSTEMS

    The Company believes that advanced information processing is essential to maintaining its competitive position. Consequently, over the past three years (ending December 31, 1995), the Company has invested over $20.0 million in upgrading its management information systems. The Company is implementing systems which allow areas of the business to be more pro-active to customer requirements, to improve internal communication flow, to increase process efficiency, and to support management decisions.

    The Company's systems provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, selling, manufacturing, retailing and distribution functions of the Company's business. The Company has developed a sophisticated software program that enables the Company to track, among other things, orders, manufacturing schedules, inventory and sales of Guess products. The program includes a centralized management information system which provides the various operating departments with integrated financial, sales, inventory and distribution related information.


    Computer-aided-design ("CAD") systems are utilized within both the design and marking and grading departments to develop fabrics and styles. The Company has these systems in place both domestically and internationally, allowing for this information to be shared. All style and fabric information is maintained in a line management system which streamlines communication between the design, sales and production departments.



    The Company is a Quick Response ("QR") vendor which, via electronic data interchange ("EDI"), provides for customer orders to be shipped from 24 to 72 hours from the time of order receipt. The Company currently receives EDI orders on a worldwide basis, including its Singapore and London distributors. The

Company's integrated and automated distribution system, utilizing bar code scanning of merchandise, pick tickets and shipping cartons, together with radio frequency communications, provide controlled, accurate, and instantaneous updates to the distribution information system.

    The retail systems allow for rapid stock replenishment, concise merchandise planning, and inventory accounting and control practices. The Company has installed sophisticated point-of-sale registers in Guess retail and factory outlet stores and is in the process of installing a computer network for such stores that will enable the Company to track inventory from store receipt to final sales.

WHOLESALE BACKLOG


    The Company maintains a model stock program in its basic denim products under which Guess can replenish a customer's inventory within 48 hours. Guess generally receives orders for its fashion apparel three to five months prior to the time the products are delivered to stores. The bulk of the fashion product orders are received after test markets for the Fall and Spring seasons. As of March 31, 1996, the Company had unfilled wholesale orders, consisting primarily of orders for fashion apparel, of approximately $65.7 million, compared to $69.5 million of such orders as of March 31, 1995. Guess expects to fill substantially all of these orders in 1996. The backlog of wholesale orders at any given time is affected by a number of factors, including seasonality and the scheduling of manufacturing and shipment of products. Accordingly, a comparison of backlogs of wholesale orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.


EMPLOYEES

    Guess believes that its employees ("associates") are one of its most valuable resources. As of March 31, 1996, there were approximately 2,600 associates. Total associates include approximately 1,100 in wholesale operations and approximately 1,500 in retail operations.

    Guess is not a party to any labor agreements and none of its associates is represented by a labor union. The Company considers its relationship with its associates to be good and has not experienced any interruption of its operations due to labor disputes. In addition, the Company was among the first in the apparel industry to implement a program to monitor the compliance of subcontractors with Federal minimum wage and overtime pay requirements.

PROPERTIES

    Certain information concerning Guess's principal facilities, all of which are leased, is set forth below:

                                                                                  APPROXIMATE AREA
           LOCATION                                    USE                         IN SQUARE FEET
- -------------------------------  -----------------------------------------------  ----------------
1444 South Alameda Street        Principal executive and administrative offices,        514,000
Los Angeles, California          design facilities, sales offices, distribution
                                 and warehouse facilities, production control,
                                 sourcing
1385 Broadway                    Administrative offices, public relations,               30,000
New York, New York               showrooms
Kowloon, Hong Kong               Distribution, showrooms, licensing coordination          3,000
                                 control
Milan, Italy                     Showrooms                                                1,800
Florence, Italy                  Administrative offices, design facilities,              17,200
                                 production control, sourcing, retail,
                                 distribution and warehouse facility

    The Company's corporate, wholesale and retail headquarters and its production, warehousing and distribution facilities are located in Los Angeles, California and consist of seven adjacent buildings totaling approximately 514,000 square feet. Certain of these facilities are leased from limited partnerships in which the sole partners are the Principal Stockholders pursuant to leases that expire in July 2008. The total lease payments to these limited partnerships are $208,000 per month with aggregate minimum lease commitments at December 31, 1995 totaling approximately $32.7 million. See "Certain Transactions."


    In addition, Guess leases its showrooms, advertising, licensing, sales and merchandising offices, remote warehousing facility and retail and factory outlet store locations under non-cancelable operating lease agreements expiring on various dates through November 2007. These facilities are located principally in the United States, with aggregate minimum lease commitments, at December 31, 1995, totaling approximately $135.8 million. The current terms of the Company's store leases, including renewal options, expire as follows:

                                                                                         NUMBER
YEARS LEASE TERMS EXPIRE                                                                OF STORES
- ------------------------------------------------------------------------------------  -------------
  1995-1997.........................................................................            3
  1998-2000.........................................................................            9
  2001-2003.........................................................................           22
  2004-2006.........................................................................           65
  2007-2009.........................................................................           11
  2010-2012.........................................................................            2

    Guess believes that its existing facilities are well maintained, in good operating condition and are adequate to support its present level of operations. See "Certain Transactions." See Notes 8 and 9 of Notes to Financial Statements for further information regarding current lease obligations.


ENVIRONMENTAL MATTERS



    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes) or
(ii) impose liability for the costs of clean up or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. Certain of the Company's operations routinely involve the handling of chemicals and wastes, some of which are or may become regulated as hazardous substances. The Company has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, the Company believes that its environmental obligations will not have a material adverse effect on its results of operations.


LITIGATION

    Guess is a party to various claims, complaints and other legal actions that have arisen in the ordinary course of business from time to time. The Company believes that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information as of July 1, 1996 concerning the directors and executive officers of the Company:

        NAME               AGE                                       POSITION
- ---------------------      ---      ---------------------------------------------------------------------------
Maurice Marciano               47   Chairman of the Board and Chief Executive Officer
Paul Marciano                  44   President, Chief Operating Officer and Director
Armand Marciano                51   Senior Executive Vice President, Secretary and Director
Ken Duane                      39   President of Worldwide Sales -- Corporate
Roger Williams                 48   Executive Vice President and Chief Financial Officer
Andrea Weiss                   41   President of Retail Operations
Michael Wallen                 43   President, Retail Merchandising

    Pursuant to the Stockholders' Agreement described herein under "Certain Transactions," the Principal Stockholders have agreed to vote their shares of Common Stock to elect each of Maurice, Paul and Armand Marciano, or one designee of any such person (if such designee shall be reasonably acceptable to the other Principal Stockholders), to the Board of Directors. Maurice, Paul and Armand Marciano are brothers. Maurice, Paul and Armand Marciano have worked together in the fashion industry for the last 25 years.

    MAURICE MARCIANO, who was one of the founders of the Company in 1981, has served as Chairman of the Board and Chief Executive Officer of the Company since August 1993. Mr. Marciano had served as President of the Company from June 1990 to September 1992 and as Executive Vice President from 1981 until June 1990. Mr. Marciano's responsibilities include the design direction of the Company, sales and merchandising, manufacturing and production as well as financial aspects of the Company. In addition, Mr. Marciano leads the marketing side of the business with Mr. Paul Marciano. Mr. Marciano has been a Director of the Company since 1981 (except for the period from January 1993 to May 1993). From February 1993 to May 1993, Mr. Marciano was Chairman and Chief Executive Officer and a Director of Pepe Clothing USA, Inc.

    PAUL MARCIANO joined the Company two months after its inception in 1981 and has served as creative director for Guess advertising worldwide since that time. He has served as President of the Company since September 1992 and as a Director of the Company since 1990. Mr. Marciano's responsibilities have included direct supervisory responsibility for international expansion, licensing, the legal department, MIS and developing the Advertising Department. Mr. Marciano is recognized for shaping the direction and look of the Company's advertising and creating the Company's signature image. Mr. Marciano served as Senior Executive Vice President of the Company from August 1990 to September 1992.

    ARMAND MARCIANO joined the Company two months after its inception in 1981 and has served as Senior Executive Vice President of the Company since November 1992. Mr. Marciano has direct supervisory responsibility for the Company's domestic retail and factory outlet stores. In addition, Mr. Marciano is responsible for the manufacturing, distribution, customer service and European exports aspects of the business. Mr. Marciano has been a Director and Secretary of the Company since 1983. From July 1988 to 1992, Mr. Marciano served as Executive Vice President of the Company.


    KEN DUANE joined the Company as President of Worldwide Sales -- Corporate in June 1996. From June 1990 to June 1996, Mr. Duane served as Executive Vice President Sales and Marketing for Nautica International. Mr. Duane had served as a Senior Vice President Sales and Marketing for Hugo Boss International from October 1985 to July 1990 and prior to that time was a Vice President and National Sales Manager for J. Schoeneman/Burberry's beginning June 1981.


    ROGER WILLIAMS has been the Executive Vice President and Chief Financial Officer of the Company since March 1994. From October 1992 to February 1994, he served as Executive Vice President and Chief Financial Officer of The Donna Karan Company. From July 1990 to October 1992, he was Executive Vice

President -- Operations and Chief Financial Officer of Authentic Fitness Corporation, a company formed in 1990 to acquire substantially all of the Activewear division of Warnaco, Inc., where Mr. Williams served in various capacities (ending with Senior Vice President and Chief Financial Officer) from May 1986 to June 1990. Since August 1994, Mr. Williams has served as a Director of Nantucket Industries, Inc.

    ANDREA WEISS joined Guess as President of Retail Operations for the Guess Retail and Factory Division in January 1996. Ms. Weiss was Senior Vice President and Director of Stores for Ann Taylor Stores and Ann Taylor Studio Shoe Stores, and an officer of Ann Taylor Stores Corporation, from July 1992 to February 1996. From March 1990 to July 1992, she was Director of Merchandise Operations for the Walt Disney World Resort, a division of The Walt Disney Company. From November 1987 to April 1990, she was Senior Vice President of Operations for the Naragansett Clothing Company, a specialty women's apparel retailer. Ms. Weiss sits on the Board of Common Ground, a non-profit organization.

    MICHAEL WALLEN has been President, Retail Merchandising since May 1995. From October 1993 to April 1995, Mr. Wallen served as Executive Vice President of G.
H. Bass & Company, a division of Phillips-Van Heusen Corporation. From January 1992 to August 1993, he served as President of Merchandising of Macy's West, a division of R. H. Macy & Co., Inc. From January 1988 to January 1992, Mr. Wallen served as Senior Vice President of Macy's California, Inc., a subsidiary of R.
H. Macy & Co., Inc. Mr. Wallen began his professional career with R. H. Macy & Co., Inc. in New York and spent 19 years with the firm.

BOARD OF DIRECTORS

    The Company's Board of Directors is currently comprised of Maurice, Paul and Armand Marciano. Shortly following the consummation of the Offerings, the Company intends to appoint two directors who are neither officers nor employees of the Company or its affiliates and, within one year following consummation of the Offerings, to appoint an additional two such directors.

    Upon the appointment of the first two additional directors, the Board of Directors will establish an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The Compensation Committee will be responsible for reviewing and approving all compensation arrangements for officers of the Company, and will also be responsible for administering the 1996 Equity Plan.


    The Company's Board of Directors is divided into three classes. Directors of each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years. The first class, whose term will expire at the first annual meeting after the Offerings, currently consists of Armand Marciano; the second class, whose term will expire at the second annual meeting after the Offerings, currently consists of Paul Marciano; and the third class, whose term will expire at the third annual meeting after the Offerings, currently consists of Maurice Marciano. For further information on the effect of the classified Board of
Directors, see "Description of Capital Stock -- Certain Certificate of Incorporation, Bylaws and Statutory Provisions Affecting Stockholders."



    The General Corporation Law of the State of Delaware (the "Delaware Corporation Law") provides that a company may indemnify its directors and officers as to certain liabilities. The Company's Restated Certificate of Incorporation and Restated Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by law, and the Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to purchase directors' and officers' liability insurance. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company. See "Description of Capital Stock
- -- Certain Certificate of Incorporation, Bylaws and Statutory Provisions Affecting Stockholders -- Director and Officer Indemnification."

COMPENSATION OF DIRECTORS


    Directors who are employees of the Company receive no compensation for serving on the Board of Directors. It is expected that directors who are not employees of the Company will receive an annual retainer fee of $15,000 for their services and attendance fees of $1,000 per meeting. All directors are reimbursed for expenses incurred in connection with attendance at board or committee meetings.



    In addition, pursuant to the Directors' Plan, each non-employee director of the Company, upon joining the Board of Directors, will receive non-qualified options to purchase 10,000 shares of Common Stock and will receive non-qualified options to purchase an additional 3,000 shares of Common Stock on the first day of each fiscal year thereafter. The exercise price of such options will be equal to the fair market value of the Common Stock on the respective date of grant, the term of the options will be ten years, and the options will become exercisable in 25% installments on each of the first four anniversaries of the date of grant. See "-- 1996 Non-Employee Directors' Stock Option Plan."


EXECUTIVE COMPENSATION

    The following table sets forth each component of compensation paid or awarded to, or earned by, the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer serving as of December 31, 1995 (the "Named Executive Officers") for the fiscal years ended December 31, 1993, 1994 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                      ----------------------------------------------------------
                                                                                OTHER ANNUAL           ALL OTHER
    NAME AND PRINCIPAL POSITION         YEAR        SALARY        BONUS       COMPENSATION (1)     COMPENSATION (2)
- ------------------------------------  ---------  ------------  ------------  -------------------  -------------------
Maurice Marciano                           1995  $  2,000,000  $  1,200,000      $   378,230           $   2,250
 Chairman of the Board and Chief           1994     2,000,000     1,950,000          438,990               2,250
 Executive Officer (3)                     1993       653,846       728,097          --                    2,250
Paul Marciano                              1995     1,560,000       900,000          192,464               2,250
 President and Chief Operating             1994     1,560,000     2,250,000          343,317               2,250
 Officer                                   1993     1,560,000     3,700,485           33,302               2,250
Armand Marciano                            1995       742,306       900,000          202,512               2,250
 Senior Executive Vice President           1994       600,000     1,800,000          278,041               2,250
                                           1993       599,997     3,700,485           32,743               2,250
Roger Williams                             1995       450,000       --                30,620               2,250
 Executive Vice President and Chief        1994       342,308       100,000          147,152              --
 Financial Officer
Michael Wallen (4)                         1995       246,154        25,000           55,792              --
 President, Retail Merchandising

- ------------------------

(1) Amounts of 1995 Other Annual Compensation in excess of 25% of the total indicated for such executive officer include the following: (i) $192,256, $55,720 and $65,230 for transportation for Maurice Marciano, Paul Marciano and Armand Marciano, respectively, (ii) $179,000, $130,000, $130,000 and $18,400 for life insurance for Maurice Marciano, Paul Marciano, Armand Marciano and Roger Williams, respectively, and (iii) $55,701 for relocation and other housing related expenses for Michael Wallen.
    Amounts of 1994 Other Annual Compensation in excess of 25% of the total indicated for such executive officer include the following: (i) $248,103 and $89,012 for transportation for Maurice Marciano and Paul Marciano, respectively, (ii) $184,088, $212,026 and $207,115 for life insurance for Maurice Marciano, Paul Marciano and Armand Marciano, respectively, and (iii) $119,059 for relocation and other housing related expenses for Roger Williams.
    Amounts of 1993 Other Annual Compensation in excess of 25% of the total indicated for such executive officer include $33,302 and $32,743 for transportation for Paul Marciano and Armand Marciano, respectively.


                                      (FOOTNOTES CONTINUE ON THE FOLLOWING PAGE)

(CONTINUED FROM PRIOR PAGE)


(2) Includes contributions to the Company's 401(k) Savings Plan dated January 1, 1992, by the Company for such executive officers.

(3) Mr. Marciano rejoined the Company in August 1993.

(4) Michael Wallen joined the Company in May 1995.

EMPLOYMENT AGREEMENTS


    The Company has entered into individual employment agreements (the "Executive Employment Agreements") with each of Maurice Marciano, Paul Marciano and Armand Marciano (the "Executives"). The initial term of the Executive
Employment Agreements begins on the date of this Prospectus (the "Effective Date") and will terminate on the third anniversary of the Effective Date. The Executive Employment Agreements will automatically extend after the initial term for successive one-year terms, unless notice not to extend is given by either party at least 90 days prior to the end of the then current term. The Executive Employment Agreements provide for an annual base salary of $900,000, $900,000 and $650,000 for Maurice Marciano, Paul Marciano and Armand Marciano, respectively, which may be increased based on annual reviews by the Compensation Committee. In addition, the Executive Employment Agreements provide for annual bonuses to be determined in accordance with the Company's Bonus Plan (as defined below), with a minimum expected target bonus equal to 100% of base salary. Commencing on the expiration of the term of the Executive Employment Agreement, or earlier should the Executive Employment Agreement be terminated other than for cause (as defined in the agreements), the Company and Maurice Marciano, Paul Marciano or Armand Marciano, as the case may be, will enter into a two-year consulting agreement under which such Executive will render certain consulting services for which the Company will pay an annual consulting fee equal to 50% of such Executive's annual base salary, as in effect immediately prior to the commencement of the consulting period. In addition, each Executive is entitled to certain fringe benefits, including access to aircraft leased or owned by the Company and full Company-paid health and life insurance for himself and his immediate family during his lifetime. If any of the Executives is terminated without cause or resigns for good reason (as such terms are defined in the Executive Employment Agreements), then such Executive will receive as severance his then current base salary and annual target bonus for the remainder of his term of employment. The Executive will also continue to participate in Company-sponsored health, life insurance and other fringe benefit plans and programs during the severance period. Each Executive Employment Agreement further provides that upon the death or permanent disability of the Executive, such Executive (or his beneficiary) will receive a pro rata portion of his annual target bonus for the year in which the Executive's death or permanent disability occurs. The Executive Employment Agreements also include certain noncompetition, nonsolicitation and confidentiality provisions.



    The Company entered into an employment agreement with Ken Duane, dated as of May 14, 1996 (the "Duane Agreement"), pursuant to which Mr. Duane will serve as President of Worldwide Sales-Corporate for a term of three years. Under the Duane Agreement, Mr. Duane is entitled to (i) a base salary of $550,000, $600,000 and $650,000 in the first, second and third years of the term, respectively; (ii) a guaranteed bonus of $250,000 in the first year of the term, a performance bonus ranging from $100,000 to $300,000 in the second year of the term and a performance bonus ranging from $100,000 to $325,000 in the third year of the term; and (iii) participation in various health, life insurance and other fringe benefit plans and programs maintained by the Company. Immediately prior to the Offerings, Mr. Duane will be granted nonqualified options to purchase 104,705 shares of Common Stock, consisting of options to purchase 69,807 shares at an exercise price of $21.49 per share and options to purchase 34,898 shares at an exercise price equal to the price per share at which shares are sold in the Offerings. On the date of the Offerings, Mr. Duane will be fully vested in options to purchase 34,898 shares at an exercise price of $21.49 per share. In addition, Mr. Duane will receive a cash payment of $1.0 million prior to the Offerings. The Company does not anticipate recording any compensation expense in connection with such options. If the Company terminates Mr. Duane's employment other than for cause (as defined in the Duane Agreement), he will be entitled to the balance of the compensation described above, subject to mitigation. The Duane Agreement also includes certain confidentiality provisions.

    The Company's employment agreement with Roger Williams (the "Williams Agreement"), pursuant to which Mr. Williams serves as Executive Vice President and Chief Financial Officer of the Company, expires on March 1, 1999. Under the Williams Agreement, Mr. Williams is entitled to (i) a base salary (currently $450,000 per year), subject to increase based upon an annual performance review by the Board, (ii) an annual performance bonus based upon the profitability of the Company of up to 50% of his base salary for such year and (iii) participation in various health, life insurance and other fringe benefit plans and programs maintained by the Company. Immediately prior to the Offerings, Mr. Williams will be granted nonqualified stock options fully exercisable after March 1, 1999 to purchase 200,000 shares of Common Stock at an exercise price equal to the price per share at which shares are sold in the Offerings. Portions of Mr. Williams's stock options will vest each February 28 from 1997 through 1999. Certain termination of employment and change of control events set forth in his employment agreement will accelerate the vesting of his stock options or enable Mr. Williams to immediately exercise his stock options to the extent then vested. In addition, if Mr. Williams's employment is terminated by the Company other than for cause, or if he resigns for good reason (as such terms are defined in the Williams Agreement), he will be entitled (i) to receive a lump sum cash payment equal to the sum of his base salary and his performance bonus for one year and (ii) to continue for the one-year period following his termination to be covered, together with his spouse and dependents, at the Company's expense, under all medical, health and accident insurance or other such health care arrangements maintained for his benefit immediately prior to such termination. Mr. Williams's employment agreement also includes certain noncompetition, nonsolicitation and confidentiality provisions.



    The Company entered into an employment agreement with Andrea Weiss, dated January 22, 1996 (the "Weiss Agreement"), pursuant to which Ms. Weiss will serve as President of Retail Operations of the Company for a term of two years. Under the Weiss Agreement, Ms. Weiss is entitled to (i) a base salary (currently $375,000 per year); (ii) an annual performance bonus ranging from $125,000 to $325,000, depending on the performance of the Retail Division of the Company; and (iii) participation in various health, life insurance and other fringe benefit plans and programs maintained by the Company. The Company has an option to extend the term of employment for an additional two years. Upon consummation of the Offerings, Ms. Weiss will be eligible to participate in the 1996 Equity Plan at a level commensurate with her executive level of employment. See "-- 1996 Equity Incentive Plan." If Ms. Weiss's employment is terminated by the Company other than for cause at any time during the first two years of her employment, she will be entitled to the balance of her salary for the two years plus up to an additional six months' salary.


1996 EQUITY INCENTIVE PLAN


    Prior to the consummation of the Offerings, the Company intends to adopt the 1996 Equity Plan. The 1996 Equity Plan will be administered by the Compensation Committee. The 1996 Equity Plan provides for the granting of incentive stock options (within the meaning of Section 422 of the Code) and nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares (individually, an "Award," or collectively, "Awards") to those officers, and other key employees and consultants, with potential to contribute to the future success of the Company or its subsidiaries; PROVIDED, that only employees may be granted incentive stock options. The Compensation Committee has discretion to select the persons to whom Awards will be granted (from among those eligible), to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the 1996 Equity Plan; PROVIDED, that in accordance with the requirements under Section 162(m) of the Code, no participant will receive a grant of stock options or stock appreciation rights with respect to more than 750,000 shares of Common Stock in any Plan year. The Compensation Committee's decisions are binding on the Company and persons eligible to participate in the 1996 Equity Plan and all other persons having any interest in the 1996 Equity Plan. It is presently anticipated that approximately 160 individuals will initially participate in the 1996 Equity Plan.



    The maximum number of shares of Common Stock that may be subject to Awards under the 1996 Equity Plan, including Awards granted concurrently with the Offerings, is 10% of the outstanding Common Stock as of the first business day following the Closing Date, or approximately 4,190,000 shares, subject to adjustment in accordance with the terms of the 1996 Equity Plan. Common Stock issued under the 1996

Equity Plan may be either authorized but unissued shares, treasury shares or any combination thereof. Any shares of Common Stock subject to an Award which lapses, expires or is otherwise terminated prior to the issuance of such shares may become available for new Awards.

    The following table shows the dollar value and number of Options awarded to the individuals and groups listed below pursuant to the 1996 Equity Plan:

                               NEW PLAN BENEFITS
                           1996 EQUITY INCENTIVE PLAN


                                                                                  DOLLAR
NAME                                                                            VALUE($)(1)     NUMBER OF OPTIONS
- ---------------------------------------------------------------------------  -----------------  ------------------
Maurice Marciano...........................................................         --                  --
Paul Marciano..............................................................         --                  --
Armand Marciano............................................................         --                  --
Roger Williams.............................................................         --                 200,000
Michael Wallen.............................................................         --                  50,000
Executive Group............................................................     $    35,602            429,705
Non-Employee Director Group................................................         --                  --
Non-Executive Officer Employee Group.......................................         --                 931,705


- ------------------------


(1) Represents the aggregate value of unexercised in-the-money options as of the date of the grant. The Company does not anticipate recording compensation expense relating to the grant of any such options.



    In connection with the Offerings, the Company also intends to grant non-qualified options under the 1996 Equity Plan with respect to an aggregate of 401,500 shares of Common Stock to certain current employees who have been employed by the Company or any of its subsidiaries for more than five years. The date of grant of such options will be the date of the Offerings, and the exercise price per share of such options will be the initial public offering price of the Common Stock in the Offerings. Each such option will be immediately exercisable and will expire five years after the date of grant.


    Set forth below is a description of the types of Awards which may be granted under the 1996 Equity Plan:

    STOCK OPTIONS. Options (each, an "Option") to purchase shares of Common Stock, which may be nonqualified or incentive stock options, may be granted under the 1996 Equity Plan at an exercise price (the "Option Price") determined by the Compensation Committee in its discretion, PROVIDED that the Option Price of incentive stock options may be no less than the fair market value of the underlying Common Stock on the date of grant (110% of fair market value in the case of an incentive stock option granted to a ten percent shareholder).


    Options will expire not later than ten years after the date on which they are granted (five years in the case of an incentive stock option granted to a ten percent shareholder). Options become exercisable at such times and in such installments as determined by the Compensation Committee; PROVIDED that all such Options will be fully exercisable within five years after the date on which they are granted, and such exercisability may be based on (i) length of service or
(ii) the attainment of performance goals established by the Compensation Committee; PROVIDED FURTHER that no Option granted before August 15, 1996 to a person who is subject to Section 16 of the Exchange Act may be exercised within the first six months following the date of grant. Subject to the preceding proviso, the Compensation Committee may also accelerate the time or times at which any or all Options held by an optionee may be exercised. Payment of the Option Price must be made in full at the time of exercise in cash, certified or bank check, or other instrument acceptable to the Compensation Committee. In the discretion of the Compensation Committee, payment in full or in part may also be made by tendering to the Company shares of Common Stock having a fair market value equal to the

Option Price (or such portion thereof), by means of a "cashless exercise" procedure to be approved by the Compensation Committee or by withholding shares of Common Stock that would otherwise have been issued to the optionee in connection with the exercise of an Option.

    STOCK APPRECIATION RIGHTS. A stock appreciation right ("SAR") is an Award entitling the recipient to receive an amount equal to (or less than, if the Compensation Committee so determines at the time of grant) the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price per share specified for the SAR, multiplied by the number of shares of Common Stock with respect to which the SAR is then being exercised. An SAR granted in connection with an Option will be exercisable to the extent that the related Option is exercisable. Upon the exercise of an SAR related to an Option, the Option related thereto will be cancelled to the extent of the number of shares covered by such exercise and such shares will no longer be available for grant under the 1996 Equity Plan. Upon the exercise of a related Option, the SAR will be cancelled automatically to the extent of the number of shares covered by the exercise of the Option. SARs unrelated to an Option will contain such terms and conditions as to exercisability, vesting and duration as the Compensation Committee may determine, but such duration will not be greater than ten years. The Compensation Committee may accelerate the period for the exercise of an SAR Payment upon exercise of an SAR will be made, at the election of the Compensation Committee, in cash, in shares of Common Stock or a combination thereof. In no event shall an SAR granted prior to August 15, 1996 be exercisable within the first six months after the date such SAR is granted, or in the case of an SAR granted prior to August 15, 1996 and in tandem with a Stock Option, within the first six months after the date of grant of the related stock option.

    The Compensation Committee may grant limited stock appreciation rights (an "LSAR") under the 1996 Equity Plan. An LSAR is an SAR which becomes exercisable only in the event of a "change in control" (as defined below). Any such LSAR will be settled solely in cash. An LSAR must be exercised within the 30-day period following a change in control.

    RESTRICTED STOCK. An Award of restricted stock ("Restricted Stock") is an Award of Common Stock which is subject to such restrictions as the Compensation Committee deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the Compensation Committee. With respect to Restricted Stock Awards made prior to August 15, 1996, a participant may not sell, assign, transfer, pledge or otherwise dispose of such an Award during the six month period commencing on the date of the Award. Restricted Stock Awards may be granted under the 1996 Equity Plan for or without consideration. Restrictions on Restricted Stock may lapse in installments based on factors selected by the Compensation Committee. The Compensation Committee, in its sole discretion, may waive or accelerate the lapsing of restrictions in whole or in part. Prior to the expiration of the restricted period, except as otherwise provided by the Compensation Committee, a grantee who has received a Restricted Stock Award has the rights of a shareholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to shares covered by a Restricted Stock Award will be treated as additional shares under such Award and will be subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

    PERFORMANCE SHARES; PERFORMANCE UNITS. A performance share Award (a "Performance Share") is an Award which represents the right to receive a specified number of shares of Common Stock upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the Compensation Committee deems appropriate. A performance unit (a "Performance Unit") is an Award of a number of units entitling the recipient to receive an amount equal to (or less than, if the Compensation Committee so determines at the time of grant) the excess of the fair market value of a share of Common
Stock on the relevant date over the price per share specified for the Performance Unit, multiplied by the number of Units, upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the Compensation Committee deems appropriate. Performance objectives will be established before, or as soon as practicable after, the commencement of the performance period (the "Performance Period") and may be based on net earnings, operating earnings or income, absolute and/or relative return on equity or assets, earnings per share, cash flow, pre-tax profits, earnings growth, revenue growth, comparisons to peer companies, any combination of the foregoing and/or such other measures, including individual measures of performance, as the Compensation Committee deems appropriate. Prior to the end of a Performance Period, the Compensation Committee, in its discretion and only under conditions which do not affect the deductibility of compensation attributable to Performance Shares or Performance Units, as the case may be, under Section 162(m) of the Code, may adjust the performance objectives to reflect an event which may materially affect the performance of the Company, a subsidiary or a division, including, but not limited to, market conditions or a significant acquisition or disposition of assets or other property by the Company, a subsidiary or a division. The extent to which a grantee is entitled to payment in settlement of a Performance Share Award or a Performance Unit
Award at the end of the Performance Period will be determined by the Compensation Committee, in its sole discretion, based on whether the performance criteria have been met.

    Payment in settlement of a Performance Share Award or a Performance Unit Award will be made as soon as practicable following the last day of the Performance Period, or at such other time as the Compensation Committee may determine, in shares of Common Stock or cash, respectively.

    ADDITIONAL INFORMATION. Under the 1996 Equity Plan, if there is any change in the outstanding shares of Common Stock by reason of any stock dividend, recapitalization, merger, consolidation, stock split, combination or exchange of shares or other form of reorganization, or any other change involving the Common Stock, such proportionate adjustments as may be necessary (in the form determined by the Compensation Committee) to reflect such change will be made to prevent dilution or enlargement of rights with respect to the aggregate number of shares of Common Stock for which Awards in respect thereof may be granted under the 1996 Equity Plan, the number of shares of Common Stock covered by each outstanding Award and the price per share in respect thereof. Generally, an individual's rights under the 1996 Equity Plan may not be assigned or transferred (except in the event of death).


    In the event of a change in control and except as the Compensation Committee (as constituted prior to such change in control) may expressly provide otherwise: (i) all Options or SARs then outstanding will become fully exercisable as of the date of the change in control, whether or not then exercisable; (ii) all restrictions and conditions of all Restricted Stock Awards then outstanding will lapse as of the date of the change in control; (iii) all Performance Share Awards and Performance Unit Awards will be deemed to have been fully earned as of the date of the change in control and (iv) in the case of a change in control involving a merger of, or consolidation involving, the Company in which the Company is (A) not the surviving corporation (the "Surviving
Entity") or  (B)  becomes a  wholly  owned  subsidiary of  such  acquiror,  each outstanding Option granted under the Plan and not exercised (a "Predecessor Option") will be converted into an option (a "Substitute Option") to acquire common stock of the Surviving Entity, which Substitute Option will have the same terms and conditions as the Predecessor Option, with appropriate adjustments as to the number and kind of shares and exercise prices. The above notwithstanding, any Award granted before August 15, 1996 to a person who is subject to Section 16 of the Exchange Act and within six months of a change in control will not be afforded any such acceleration as to exercise, vesting and payment rights or lapsing as to conditions or restrictions. For purposes of the 1996 Equity Plan and the Directors' Plan, a "change in control" shall have occurred when (A) any person or "group" within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than (x) the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plans or (y) Maurice Marciano, Paul Marciano or Armand Marciano, any trust established in whole or in part for the benefit of one or more of them or their family members, or any other entity controlled by one or more of them), alone or together with its affiliates and associates (collectively, an "Acquiring Person"), shall become the beneficial owner of 20% or more of either (i) the then outstanding shares of Common Stock or (ii) the combined voting power of the Company's then outstanding voting securities (except pursuant to an offer for all outstanding shares of Common Stock at a price and upon such terms and conditions as a majority of the Continuing Directors (as defined below) determine to be in the best interests of the Company and its shareholders (other than an Acquiring Person on whose behalf the offer is being made)), (B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director who is a representative or nominee of an Acquiring Person) whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (collectively, the "Continuing Directors"), no longer constitute a majority of the Board of Directors, (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the Surviving Entity) at least 80% of the combined voting power of the voting securities of the Company or such Surviving Entity outstanding immediately after such merger or consolidation; or (D) the shareholders of the Company approve a plan of reorganization (other than a reorganization under the United States Bankruptcy Code) or complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; PROVIDED, HOWEVER, that a change in control shall not be deemed to have occurred in the event of (x) a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct all or substantially all of the business or businesses formerly conducted by the Company or (y) any transaction undertaken for the purpose of reincorporating the Company under the laws of another jurisdiction, if such transaction does not materially affect the beneficial ownership of the Company's capital stock.


    The 1996 Equity Plan will remain in effect until terminated by the Board of Directors and thereafter until all Awards granted thereunder are either satisfied by the issuance of shares of Common Stock or the payment of cash or terminated pursuant to the terms of the 1996 Equity Plan or under any Award agreements. Notwithstanding the foregoing, no Awards may be granted under the 1996 Equity Plan after the tenth anniversary of the effective date of the 1996 Equity Plan. The Board of Directors may at any time terminate, modify or amend the 1996 Equity Plan; PROVIDED, HOWEVER, that no such amendment, modification or termination may adversely affect an optionee's or grantee's rights under any Award theretofore granted under the 1996 Equity Plan, except with the consent of such optionee or grantee, and no such amendment or modification will be effective unless and until the same is approved by the shareholders of the Company where such shareholder approval is required to comply with Rule 16b-3 under the Exchange Act, Section 162(m) of the Code, or other applicable law, regulation or Nasdaq National Market or stock exchange rule.


    CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS. Certain of the Federal income tax consequences to optionees and the Company of Options granted under the 1996 Equity Plan should generally be as set forth in the following summary.

    An employee to whom an incentive stock option ("ISO") which qualifies  under
Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the Option Price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the Option Price. The Company will not be entitled to a federal income tax deduction in connection with the grant or exercise of the Option. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term, depending on the holding period of the stock sold) in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a Federal income tax deduction in the amount of such ordinary compensation income recognized by the employee.

    An employee to whom a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of Option exercise, of the shares the employee receives upon such exercise over the Option Price paid. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount, if any, includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of a nonqualified stock option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the exercise price for an option is paid in shares previously owned by the participant. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a Federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the employee. This deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary income.

1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    Prior to the consummation of the Offerings, the Company intends to adopt the Directors' Plan. The purposes of the Directors' Plan are to attract and retain as non-employee directors individuals with superior training, experience and ability and to provide additional incentives to such individuals by giving them an opportunity to participate in the ownership of Common Stock of the Company. All directors who are not employees of the Company are eligible to participate in the Directors' Plan. It is presently anticipated that approximately four individuals will participate in the Directors' Plan.


    Under the Directors' Plan, any person who is not an employee of the Company and who becomes a director either on or after the date of the Offerings will receive a non-qualified option (a "Non-Qualified Option") to purchase 10,000 shares of Common Stock on the date he or she becomes a director. In addition, on the first business day of each fiscal year of the Company, commencing January 1, 1997, while the Directors' Plan is in effect (each, an "Eligibility Date"), each non-employee director who has not been an employee of the Company at any time during the previous twelve months will receive a Non-Qualified Option to purchase 3,000 shares of Common Stock.



    The aggregate number of shares of Common Stock that may be issued under the Directors' Plan is 500,000, subject to adjustment in accordance with the terms of the Directors' Plan. Common Stock issued under the Directors' Plan may be either authorized but unissued shares, treasury shares or a combination thereof. Any shares of Common Stock subject to a Non-Qualified Option which lapses, expires or is otherwise terminated without the issuance of such shares may become available for new awards.


    All Non-Qualified Options granted under the Directors' Plan will vest and become exercisable in 25% installments in each of the first four anniversaries of the date of grant; PROVIDED that the participant may not exercise any Non-Qualified Option as to less than 100 shares at any one time or, if the total remaining number of shares is less than 100, the participant must exercise the entire remaining shares covered by the Non-Qualified Option. However, in the event of a change in control of the Company (as defined below), (i) all Non-Qualified Options then outstanding will become fully exercisable and (ii) in the case of a change in control involving a merger of, or consolidation involving, the Company in which the Company is (A) not the Surviving Entity or
(B) becomes a wholly owned subsidiary of the Surviving Entity, each Predecessor Option will be converted into a Substitute Option to acquire common stock of the Surviving Entity, which Substitute Option will have the same terms and conditions as the Predecessor Option, with appropriate adjustments as to the number and kind of shares and exercise prices. See "-- 1996 Equity Incentive Plan -- Additional Information" above for the definition of "change in control."


    The price of the shares of Common Stock purchased upon exercise of a Non-Qualified Option will be equal to 85% of the fair market value of the Common Stock as of the date of grant. The exercise price must be paid in full at the time of exercise in cash, certified or bank check, or other instrument acceptable to the Board of Directors. In the discretion of the Board, payment in full or in part may also be made by tendering to the Company shares of Common Stock having a fair market value equal to the exercise price (or such portion thereof), by means of a "cashless exercise" procedure to be approved by the Board of Directors or by withholding shares of Common Stock that would otherwise have been issued to the optionee upon the exercise of the Non-Qualified Option. The Company may also loan optionees sufficient funds to exercise any Non-Qualified Option.

    ADDITIONAL INFORMATION. Non-Qualified Options granted or to be granted under the Directors' Plan are nontransferable. Each Non-Qualified Option granted will expire ten years from the date of grant and cannot be exercised after that time. In addition, if any participant ceases to be an eligible director for any reason other than death or disability, any Non-Qualified Option held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, for a period of six months from the time of termination or the expiration of the stated term of such Non-Qualified Option, whichever period is shorter; PROVIDED, HOWEVER, that if such participant dies within such six-month period, any unexercised Non-Qualified Options held by such participant will be exercisable, to the extent exercisable at the time of death, for a period of one year from the date of such death or until the expiration of the stated term of any such Non-Qualified Option, whichever period is shorter. If any participant ceases to be an eligible director by reason of death or disability, any Non-Qualified Option held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, for a period of one year from the date of such termination or until the expiration of the stated term of such Non-Qualified Option, whichever period is shorter; PROVIDED, that if a participant who is disabled dies within such one-year period, any unexercised Non-Qualified Option held by such participant will thereafter be exercisable, to the extent it was exercisable at the time of death, for a period of one year from the date of such death or until the expiration of the stated term of such Non-Qualified Option, whichever period is shorter.

    Unless it is terminated at an earlier date by the Board of Directors, the Directors' Plan shall terminate ten years after the date Non-Qualified Options are first granted under the Plan.


    The Board of Directors has full and exclusive discretionary authority to revise administrative rules and guidelines governing the Directors' Plan, to interpret the terms of the Directors' Plan and related agreements, to delegate its responsibility and authority under the Directors' Plan, and to generally supervise the administration of the Directors' Plan. In addition, the Board of Directors may amend, alter or discontinue the Directors' Plan at any time; PROVIDED, that the Board of Directors may not act to impair the rights of plan participants pursuant to Non-Qualified Options previously granted under the Directors' Plan without the optionee's consent. No amendment or modification will be effective unless and until the same is approved by the shareholders of the Company where such shareholder approval is required to comply with Rule 16b-3 under the Exchange Act.


    CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF NON-QUALIFIED OPTIONS. Although no Federal income tax liability accrues to a participant at the time a Non-Qualified Option is granted, the participant must recognize ordinary compensation income in the year in which the Non-Qualified Option is exercised equal to the amount by which the fair market value of the purchased shares on the date of exercise exceeds the exercise price. The tax basis of such shares to such participant will be equal to the exercise price paid plus the amount includible in the participant's gross income, and the participant's holding period for such shares will commence on the date on which the participant recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of a Non-Qualified Option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the exercise price for a Non-Qualified Option is paid in shares previously owned by the participant.

    Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to an income tax deduction equal to the amount of ordinary compensation income the participant recognizes in connection with the exercise of any Non-Qualified Option. The deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary compensation income.


ANNUAL INCENTIVE BONUS PLAN



    Prior to the consummation of the Offerings, the Company intends to adopt an Annual Incentive Bonus Plan (the "Bonus Plan") which will be administered by the Compensation Committee after the Offerings. Participation is based upon individual selection by the Compensation Committee from among key employees who, in the judgment of the Compensation Committee, are in a position to have a significant impact on the performance of the Company. It is anticipated that approximately 100 individuals will participate in the

Bonus Plan. Awards are based upon the extent to which the Company's financial performance (in terms of net earnings, operating income, earnings per share, cash flow, absolute and/or relative return on equity or assets, pre-tax profits, earning growth, revenue growth, comparison to peer companies, any combination of the foregoing and/or other appropriate measures in such manner as the Compensation Committee deems appropriate) during the year has met or exceeded certain performance goals specified by the Compensation Committee. Some performance goals applicable to participants may include elements which specify individual achievement objectives directly related to such individual's areas of responsibility. In determining whether performance goals have been satisfied, the Compensation Committee in its discretion may direct that adjustments be made to the performance goals or actual financial performance as reported to reflect extraordinary changes that have occurred during the year. The Compensation Committee may alternatively grant a discretionary bonus. In the event a participant terminates employment prior to the end of a year for any reason other than disability, retirement or death, no award under the Bonus Plan will be paid for such year unless otherwise determined by the Compensation Committee in its sole discretion. If employment terminates by reason of disability, retirement or death, the participant will be entitled to receive a PRO RATA award.



    Because the performance goals under the Bonus Plan are determined by the Compensation Committee in its discretion, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future.



    The Board of Directors may terminate, modify or suspend the Bonus Plan, in whole or in part, at any time; provided that no such termination or modification may impair any rights which may have accrued under such Plan.


401(K) SAVINGS PLAN

    On January 1, 1992, the Company established the Guess ? Inc. Savings Plan (the "Savings Plan") under Section 401(k) of the Code. Under the Savings Plan, associates may contribute up to 15% of their compensation per year subject to the elective limits as defined by guidelines of the Internal Revenue Service (the "IRS") and the Company may make matching contributions in amounts not to exceed 1.5% of the associates' annual compensation. The Company's contributions to the Savings Plan during the years ended December 31, 1993, 1994 and 1995 aggregated $221,000, $213,000 and $261,000, respectively. Contributions to the Savings Plan during the first quarters ended April 2, 1995 and March 31, 1996 aggregated $73,000 and $78,000, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee during 1995, but each of Maurice, Paul and Armand Marciano (each of whom also served as an executive officer of the Company during 1995) participated in deliberations concerning executive compensation. See "Certain Transactions" immediately below for information regarding related-party transactions involving each of Maurice, Paul and Armand Marciano.

                              CERTAIN TRANSACTIONS

    The Company is engaged in various transactions with entities affiliated with trusts for the respective benefit of Maurice Marciano, Paul Marciano and Armand Marciano (the "Marciano Trusts") and the other Principal Stockholders. The Company believes that each of the transactions discussed below was entered into on terms no less favorable to the Company than could have been obtained from an unaffiliated third party.

DISTRIBUTION OF AIRCRAFT


    As a part of the S Corporation Distribution, the Company intends to distribute an aircraft (with a net book value of approximately $7.2 million) to the Principal Stockholders. The Principal Stockholders have informed the Company of their intention to dispose of the aircraft to be distributed to them. Pending any such sale, the Company expects to enter into an operating lease of the aircraft to be distributed under which the Company would remain responsible for the expenses of operating and maintaining the aircraft and would make nominal lease payments for the use thereof.


LICENSE ARRANGEMENTS AND LICENSEE TRANSACTIONS

    On January 1, 1995, the Company entered into a licensing agreement with Charles David of California ("Charles David"). This new agreement superseded a prior license agreement dated September 28, 1990 and amended in May 1993. The Marciano Trusts and Nathalie Marciano (the spouse of Maurice Marciano) together own 50% of Charles David, and the remaining 50% is owned by the father-in-law of Maurice Marciano. The license agreement grants Charles David the rights to manufacture worldwide and distribute worldwide (except Japan) men's, women's and some children's leather and rubber footwear, excluding athletic footwear, which bear the GUESS logo and trademark. The license also includes related shoe care products and accessories. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1993, 1994 and 1995, and for the quarter ended March 31, 1996, was $1.7 million, $1.8 million, $2.1 million and $416,000, respectively. In the same respective periods, the Company purchased $3.7 million, $4.8 million, $6.4 million and $1.2 million of products from Charles David for resale in the Company's retail stores.

    On September 1, 1994, the Company entered into a licensing agreement with California Sunshine Active Wear, Inc. ("California Sunshine"), granting it the rights to manufacture and distribute certain men's and women's activewear, which bear the GUESS logo and trademark, in the United States. The Marciano Trusts together own 51% of California Sunshine. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1994 and 1995, and for the quarter ended March 31, 1996, was $0, $342,000 and $103,000, respectively. In the same respective periods, the Company purchased $0, $254,000 and $68,000 of products from California Sunshine for resale in the Company's retail stores.


    Effective January 1, 1995, the Company entered into a licensing agreement with Guess Italia, S.r.l. ("Guess Italia"), granting it the exclusive right in Italy and non-exclusive right in other parts of Europe to manufacture and distribute men's and women's apparel and accessories that bear the GUESS logo and trademark. Guess Italia is owned 79% by the Company and 21% by Marciano International, a company wholly owned by the Marciano Trusts that is to be merged into the Company as part of the Reorganization. Gross royalties earned by the Company under such license agreement for the fiscal year ended December 31, 1995 and for the quarter ended March 31, 1996 was $505,000 and $333,000, respectively. During 1993, 1994 and 1995 and the quarter ended March 31, 1996, the Company purchased $0, $0, $511,000 and $204,000 of products from Guess Italia for resale in the retail division's stores. The Company sold $0, $1.1 million, $411,000 and $73,000 of products to Guess Italia during 1993, 1994, 1995 and the quarter ended March 31, 1996, respectively.


    During 1993 and 1994, the Company made advances to Guess Italia of $193,199 and $988,517, respectively. These advances were subsequently recorded as additional paid-in capital.

    On December 1, 1992, the Company entered into a licensing agreement with Nantucket Industries, Inc. ("Nantucket Industries") granting it the right to distribute and manufacture men's and women's innerwear, which bear the GUESS logo and trademark, in the United States. The Marciano Trusts together own 8.9% of

Nantucket Industries. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1993, 1994 and 1995, and for the quarter ended March 31, 1996, was $47,000, $214,000, $264,000 and $80,000,
respectively. In the same respective periods, the Company purchased $23,000, $201,000, $505,000 and $241,000 of products from Nantucket Industries for resale in the Company's retail stores.

PURCHASING AGENCY AGREEMENT

    On May 3, 1994, the Company entered into an agreement with Ranche to serve as a non-exclusive buying agent for the Company in Hong Kong, which agreement was terminated in the first quarter of 1996 when certain of Ranche's assets were transferred to Newtimes Guess Ltd., a Hong Kong corporation ("Newtimes") in which the Marciano Trusts, through their ownership of Marciano International, and the Company hold indirect ownership interests of 25% and 25%, respectively. Ranche is currently a wholly owned subsidiary of GEBV. In the fiscal year ended December 31, 1995, and in the quarter ended March 31, 1996, Ranche earned commission income from the Company of $1.3 million and $192,000, respectively, in connection with supplying product. In addition, Ranche operates under a licensing arrangement to distribute product to authorized distributors. Gross royalties earned by the Company under such license for the fiscal year ended December 31, 1995, and for the quarter ended March 31, 1996, was $240,000 and $84,000, respectively.

    In February 1996, the Company entered into a buying agency agreement with Newtimes. Pursuant to such agreement, the Company pays Newtimes a commission based upon the price of all raw materials purchased for the Company by Newtimes. As of May 4, 1996, the Company had paid Newtimes aggregate commissions of $110,921. In connection with the Reorganization, the Marciano Trusts' indirect interest in Newtimes will be transferred to the Company.

SALE/LEASEBACK TRANSACTION

    On July 29, 1992, the Company sold its corporate and distribution facility in Los Angeles to a limited partnership in which the sole partners were the then existing stockholders under a sale/leaseback arrangement. The facility was sold for $24 million, of which $13 million was received in cash upon closing of escrow. The balance of $11 million was paid by issuance of a promissory note due in July 1994. The note was repaid in February 1993. The limited partnership obtained additional financing for its purchase of the facility through a loan from an institutional third party lender. The loan is secured by the partnership's interest in the facility and in the lease with the Company. Pursuant to the lease, the Company has agreed to indemnify the partnership against certain losses that may be incurred in connection with such loan. In August 1993, the partnership acquired and retired Georges Marciano's beneficial interest in such partnership, and the corporate general partner in such partnership redeemed Georges Marciano's beneficial interest in the corporate general partner.

LEASES

    The Company leases warehouse and administrative facilities and one retail administrative facility from partnerships affiliated with the Marciano Trusts. The leases will expire in July 2008. Aggregate lease payments under such leases for the fiscal years ended December 31, 1993, 1994 and 1995 and the fiscal quarter ended March 31, 1996 were $2.1 million, $2.6 million, $2.8 million and $625,000, respectively.

LOANS TO EXECUTIVE OFFICERS


    In 1995, the Company loaned Mr. Wallen the sum of $200,000 at an annual interest rate of 7% in connection with certain moving expenses. This loan is scheduled to be repaid on August 31, 1999, with interest on the loan payable in four annual installments commencing August 31, 1996. If Mr. Wallen is an employee in good standing on August 31, 1996, the first interest payment will be waived.


    In 1994, the Company loaned Mr. Williams the sum of $400,000 in connection with certain moving expenses. The loan has been repaid in full.

OTHER TRANSACTION

    On December 31, 1993, the Company wrote off a current note receivable (including accrued interest) in the amount of $521,000 from G&C Entertainment, Inc. ("G&C"), a corporation engaged in television and record production development. The Company acquired its 51% interest in equity of G&C in January 1993 from trusts for the benefit of Georges Marciano and Paul Marciano who were G&C's sole stockholders prior to such acquisition. G&C was dissolved in 1994.

STOCKHOLDERS' AGREEMENT

    Prior to consummation of the Offerings, the Principal Stockholders and the Company will amend and restate the Amended and Restated Shareholders' Agreement dated November 12, 1993 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, the Principal Stockholders have agreed to vote their shares of Common Stock to elect each of Maurice, Paul and Armand Marciano, or one designee of any such person (if such designee shall be reasonably acceptable to the other Principal Stockholders) to the Board of Directors. The Stockholders' Agreement provides that each of the Principal Stockholders has granted to each other and to the Company rights of first refusal with respect to the sale of any shares of the Company's outstanding Common Stock (with certain limited exceptions).

PURCHASE AGREEMENT

    On August 23, 1993, the Company repurchased 95% of the shares of Common Stock then held by Georges Marciano for a price of $203.5 million and a trust for the benefit of Paul Marciano purchased the remaining 5% of such shares for a price of $10.7 million. The purchase price for such shares was determined by negotiation among the Company, the Marciano Trusts and Georges Marciano. Among the factors considered in determining the purchase price were the past and present operations of the Company, the prospects for future earnings of the Company and other relevant factors. In connection with such repurchase, the Company and the Marciano Trusts agreed to release and indemnify Georges Marciano and the Georges Marciano Trust from and against any claims relating to certain specified matters, including the Company, its management, financing, operations and personnel, and the offer and sale of the Company's Senior Subordinated Notes. Any claim for such indemnity will be in the first instance the responsibility of the Company. As consideration for such indemnity and release, Georges Marciano and the Georges Marciano Trust released the Company and the Marciano Trusts from any claim relating to certain specified matters, including the Company, its management, financing, operations and personnel (other than certain excluded matters). In addition, the Company canceled the existing license agreement between it and an affiliate of Georges Marciano with respect to the GEORGES MARCIANO-Registered Trademark- trademarks, effective August 23, 1994, and agreed to assign to such affiliate all of the Company's right, title and interest in the GEORGES MARCIANO-Registered Trademark- trademarks, but reserved the right to use such trademarks until August 23, 1994. As consideration for such assignment, Georges Marciano agreed to refrain from any use of the GEORGES MARCIANO-Registered Trademark- trademarks until August 23, 1995.

                             PRINCIPAL STOCKHOLDERS

    The following table and the notes thereto set forth information, as of the date of this Prospectus, relating to beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of the Company's equity securities and each Principal
Stockholder:


                                                                        BENEFICIAL OWNERSHIP   BENEFICIAL OWNERSHIP
                                                                          OF COMMON STOCK        OF COMMON STOCK
                                                                            PRIOR TO THE            AFTER THE
                                                                           OFFERINGS (1)          OFFERINGS (1)
                                                                        --------------------   --------------------
NAME OF BENEFICIAL OWNERS                                                 NUMBER     PERCENT     NUMBER     PERCENT
- ----------------------------------------------------------------------  -----------  -------   -----------  -------
Maurice Marciano (2)..................................................   14,981,357   45.9%     14,981,357   35.8%
Paul Marciano (3).....................................................   11,905,978   36.4      11,905,978   28.4
Armand Marciano (4)...................................................    5,794,484   17.7       5,794,484   13.8
All directors and executive officers as a group
 (7 persons)..........................................................   32,681,819  100.0%     32,681,819   78.0%


- ------------------------------
(1) The address of each person listed above is c/o Guess ?, Inc., 1444 South Alameda Street, Los Angeles, California 90021. Subject to the Amended and
    Restated  Stockholders' Agreement dated                , 1996 and applicable
    community property laws and similar laws, each person listed above has sole voting and investment power with respect to such shares.


(2)   Includes  shares  beneficially  owned  by  Maurice  Marciano  as  follows:
    13,242,082 shares as trustee of the Maurice Marciano Trust under Trust dated February 24, 1986 with respect to which he has sole voting and investment power; 1,094,175 shares as co-trustee of the Paul Marciano 1996 Grantor Retained Annuity Trust with respect to which he shares voting and investment power; and 645,100 shares as co-trustee of the Armand Marciano 1996 Grantor Retained Annuity Trust with respect to which he shares voting and investment power.



(3) Includes shares beneficially owned by Paul Marciano as follows: 10,345,908 shares as trustee of the Paul Marciano Trust under Trust dated February 20, 1986 with respect to which he has sole voting and investment power; and 1,560,070 shares as co-trustee of the Maurice Marciano 1996 Grantor Retained Annuity Trust with respect to which he shares voting and investment power.



(4) Includes shares beneficially owned by Armand Marciano as trustee of the Armand Marciano Trust under Trust dated February 20, 1986 with respect to which he has sole voting and investment power.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon the consummation of the Offerings, the Company will have 41,882,000 shares of Common Stock outstanding. Of these shares, the 9,200,000 shares of Common Stock sold by the Company in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company (as that term is defined below). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 32,682,000 shares of Common Stock outstanding are "restricted securities" for purposes of Rule 144 and are held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act. Restricted securities may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. The Principal Stockholders have contractual rights to demand or participate in future registrations of shares of Common Stock under the Securities Act.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell within any three month period a number of shares beneficially owned for at least two years that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the outstanding shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the 90 days preceding a proposed sale by such person and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly controls, or is controlled by, or is under common control with such issuer.

    The Company and the Principal Stockholders have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or
(ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus.


    Effective upon the consummation of the Offerings, the Company intends to grant options covering approximately 1,333,205 shares of its Common Stock to certain of its employees pursuant to the 1996 Equity Plan. After such grants, an aggregate of approximately 3,356,795 shares will remain available for future option grants and other equity awards under the 1996 Equity Plan and the Directors' Plan. See "Management -- 1996 Equity Incentive Plan" and "-- 1996 Non-Employee Directors' Stock Option Plan." The Company intends to file a registration statement under the Securities Act to register all of the shares of Common Stock reserved for issuance under the 1996 Equity Plan and Directors' Plan. Such registration statement is expected to be filed as soon as practicable after the date of the Offerings and will automatically become effective upon filing. Shares issued under the 1996 Equity Plan and the Directors' Plan after the registration statement is filed may thereafter be sold in the open market, subject, in the case of the various holders, to the Rule 144 volume limitations applicable to affiliates and any transfer restrictions imposed on the date of the grant.


    Prior to the Offerings, there has been no public market for the Common Stock. No predictions can be made of the effect, if any, that future sales of shares of Common Stock, and options to acquire shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Risk Factors -- Future Sales by Principal Stockholders; Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK


    The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Restated Certificate of Incorporation of the Company (the "Restated Certificate") and form of Restated Bylaws of the Company, to become effective prior to the closing of the Offerings, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.



    The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").


COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Restated Certificate does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


    At present there is no established trading market for the Common Stock. The Common Stock has been approved for listing on the NYSE under the symbol "GES," subject to official notice of issuance.



    The transfer agent and registrar for the Common Stock is First National Bank of Boston.


PREFERRED STOCK

    The Restated Certificate provides that the Board of Directors, without further action by the stockholders, may issue shares of the Preferred Stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding and the Company currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS


    CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors is divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See "Management -- Board of Directors." At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's Board of Directors.

    SPECIAL MEETING OF STOCKHOLDERS; STOCKHOLDER ACTION BY WRITTEN CONSENT. The Restated Certificate provides that any action required or permitted to be taken by the Company's stockholders may be effected at a duly called annual or special meeting of stockholders or by written consent. Additionally, the Restated Certificate and Bylaws provide that special meetings of the stockholders of the Company may be called only by a majority of the Board of Directors or an authorized committee thereof.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Company's Bylaws provide that stockholders seeking to bring business before or to nominate directors at any meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than (i) with respect to an annual meeting, 120 calendar days in advance of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, such notice must be received by the Company a reasonable time before the Company's proxy statement is to be released and (ii) with respect to a special meeting of stockholders, a reasonable time before the Company's proxy statement is to be released. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders or from making nominations for directors.

    DIRECTOR AND OFFICER INDEMNIFICATION. The Delaware Corporation Law provides that a Delaware corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law, (iii) conduct violating Section 174 of the Delaware Corporation Law (which section relates to unlawful distributions) or (iv) any transaction from which a director derived an improper personal benefit. The Company's Restated Certificate includes such provisions.

    The Company's Restated Certificate and Bylaws provide that the Company shall, to the fullest extent permitted by the Delaware Corporation Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. Prior to the consummation of the Offerings, the Company intends to enter into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS


    The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, a partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.


DIVIDENDS

    Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% (or at a reduced tax treaty rate), unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax. Non-United States Holders should consult their tax advisors concerning any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder will, if certain proposed regulations become final, be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

    A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or is likely to become). Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult their own tax advisors concerning any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (for United States estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company generally must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

    Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PROPOSED REGULATIONS

    Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently proposed United States Treasury regulations that are proposed to be effective for payments made after December 31, 1997 (the "Proposed Regulations"), however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. Under the Proposed Regulations, dividend payments would also be made subject to information reporting and backup withholding unless these applicable certification requirements are satisfied. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 1,840,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                          NUMBER
          U.S. UNDERWRITERS                                              OF SHARES
                                                                        -----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................
Morgan Stanley & Co. Incorporated.....................................
                                                                        -----------
          Total.......................................................    7,360,000
                                                                        -----------
                                                                        -----------

    Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

    The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (collectively, the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives of the International Managers (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 7,360,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers and the International Managers have severally agreed to purchase from the Company, an aggregate of 1,840,000 shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The purchase of shares of Common Stock by the U.S. Underwriters is conditioned upon the purchase of shares of Common Stock by the International Managers, and vice versa.

    The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriter's are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share of Common Stock on sales to certain other dealers. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    At the request of the Company, the U.S. Underwriters have reserved up to 750,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

    The Company,the Principal Stockholders and certain executive officers have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus.

    The Company has granted an option to the U.S. Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,104,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S.
Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted an option to the International Managers, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 276,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

    Prior to the Offerings, there has been no public market for the shares of Common Stock of the Company. The initial public offering price has been determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

    The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

    The Company and the Principal Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, Los Angeles, California. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Shearman & Sterling has from time to time represented certain of the Underwriters in connection with unrelated legal matters. Skadden, Arps, Slate, Meagher & Flom has from time to time represented the Company in connection with unrelated legal matters.

                                    EXPERTS

    The consolidated financial statements and schedule of Guess as of December 31, 1994 and 1995, and for each of the years in the three year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports and other information filed by the Company may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. Upon listing of the Common Stock on the NYSE, such reports and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a World Wide Web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company or such Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge office of the Securities and Exchange Commission. Copies of all or any part thereof may be obtained upon payment of the prescribed fees.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................     F-2

Consolidated Balance Sheets at December 31, 1994, 1995 (audited) and March 31,
 1996 and pro forma March 31, 1996 (unaudited)..................................     F-3

Consolidated Statements of Earnings for the Years Ended December 31, 1993, 1994,
 1995 (audited) and the first quarters ended April 2, 1995 and March 31, 1996
 (unaudited)....................................................................     F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
 1993, 1994, 1995 (audited) and first quarters ended April 2, 1995 and March 31,
 1996 (unaudited)...............................................................     F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
 1994, 1995 (audited) and first quarters ended April 2, 1995 and March 31, 1996
 (unaudited)....................................................................     F-6

Notes to Consolidated Financial Statements......................................     F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Guess ?, Inc.:

    We have audited the accompanying consolidated financial statements of Guess ?, Inc. and Subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guess ?, Inc. and Subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
March 1, 1996

                         GUESS ?, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
    DECEMBER 31, 1994 AND 1995, MARCH 31, 1996 AND PRO FORMA MARCH 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                                                                        PRO FORMA
                                                                                                        MARCH 31,
                                                                                           MARCH 31,    1996 (NOTE
                                                                      1994        1995        1996          1)
                                                                   ----------  ----------  ----------  ------------
                                                                                                 (UNAUDITED)
Current assets:
  Cash...........................................................  $    5,994  $    6,417  $    8,583   $    8,583
  Receivables:
    Trade receivables, net of reserves aggregating, $10,391,
     $10,849 and $7,563 at December 31, 1994 and 1995 and March
     31, 1996, respectively......................................      23,505      22,886      43,005       43,005
    Royalties....................................................       9,728       9,975       9,540        9,540
    Other........................................................       5,267       4,040       3,163        3,163
                                                                   ----------  ----------  ----------  ------------
                                                                       38,500      36,901      55,708       55,708
  Inventories (note 3)...........................................      83,772      72,889      90,472       90,472
  Prepaid expenses...............................................       4,837       5,557       5,508        5,508
  Deferred tax assets (note 1)...................................      --          --          --            4,408
                                                                   ----------  ----------  ----------  ------------
      Total current assets.......................................     133,103     121,764     160,271      164,679

Property and equipment, at cost, net of accumulated depreciation
 and amortization (note 4).......................................      59,725      68,199      66,528       66,528
Long-term investments (note 2)...................................       3,136       3,394       3,404        3,404
Deferred tax assets (note 1).....................................      --          --          --            2,929
Other assets, at cost, net of accumulated amortization of $1,800,
 $2,279 and $2,361 at December 31, 1994 and 1995 and March 31,
 1996, respectively (note 7).....................................      11,732       9,278       9,064        9,064
                                                                   ----------  ----------  ----------  ------------
                                                                   $  207,696  $  202,635  $  239,267   $  246,604
                                                                   ----------  ----------  ----------  ------------
                                                                   ----------  ----------  ----------  ------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of notes payable and long-term debt (notes
   5 and 7)......................................................  $    4,696  $    4,123  $    5,756   $    5,756
  Accounts payable...............................................      29,840      40,701      43,739       43,739
  Accrued expenses...............................................      14,431      18,332      14,978       14,978
  Income taxes payable (note 6)..................................       1,009       1,036       1,928        1,928
  S corporation distribution notes (note 1)......................      --          --          --          180,800
                                                                   ----------  ----------  ----------  ------------
      Total current liabilities..................................      49,976      64,192      66,401      247,201

Notes payable and long-term debt, net of current installments
 (notes 5 and 7).................................................     151,799     119,212     146,752      146,752
Minority interest................................................          53          75         417          417
Other liabilities................................................       5,495       8,159       8,227        8,227
                                                                   ----------  ----------  ----------  ------------
                                                                      207,323     191,638     221,797      402,597
Stockholders' equity (notes 1, 7 and 13):
  Preferred stock, $.01 par value. Authorized 10,000,000 shares;
   no shares issued and outstanding..............................      --          --          --           --
  Common stock, $.01 par value. Authorized 150,000,000 shares;
   issued 52,713,000 shares, outstanding 32,682,000 shares,
   20,031,000 shares held in treasury............................          35          35          35           35
  Paid-in capital................................................         181         181         181      (12,605)
  Retained earnings..............................................     150,948     161,567     168,014        7,337
  Foreign currency translation adjustment........................         (15)        (10)         16           16
  Treasury stock, 20,031,000 shares repurchased..................    (150,776)   (150,776)   (150,776)    (150,776)
                                                                   ----------  ----------  ----------  ------------
    Net stockholders' equity (deficiency)........................         373      10,997      17,470     (155,993)
Commitments, contingencies and subsequent events (notes 5, 9 and
 13).............................................................
                                                                   ----------  ----------  ----------  ------------
                                                                   $  207,696  $  202,635  $  239,267   $  246,604
                                                                   ----------  ----------  ----------  ------------
                                                                   ----------  ----------  ----------  ------------


           See accompanying notes to consolidated financial statement

                         GUESS ?, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
           AND FIRST QUARTERS ENDED APRIL 2, 1995 AND MARCH 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                          APRIL 2,    MARCH 31,
                                                        1993       1994         1995        1995         1996
                                                      ---------  ---------  ------------  ---------  ------------
                                                                                                (UNAUDITED)
Net revenue:
  Product sales.....................................  $ 491,444  $ 507,462  $    440,359  $ 113,646  $    123,275
  Net royalties.....................................     28,780     40,350        46,374     11,257        11,623
                                                      ---------  ---------  ------------  ---------  ------------
                                                        520,224    547,812       486,733    124,903       134,898
Cost of sales (note 8)..............................    260,409    291,989       262,142     65,267        70,479
                                                      ---------  ---------  ------------  ---------  ------------
Gross profit........................................    259,815    255,823       224,591     59,636        64,419
Selling, general and administrative expenses (note
 8).................................................    145,351    138,016       141,663     34,160        35,232
                                                      ---------  ---------  ------------  ---------  ------------
  Earnings from operations..........................    114,464    117,807        82,928     25,476        29,187

Non-operating income (expense):
  Interest, net.....................................    (11,735)   (16,948)      (15,957)    (4,041)       (3,549)
  Other, net........................................      2,552        322          (157)      (164)         (320)
                                                      ---------  ---------  ------------  ---------  ------------
                                                         (9,183)   (16,626)      (16,114)    (4,205)       (3,869)

  Earnings before income taxes......................    105,281    101,181        66,814     21,271        25,318

Income taxes (note 6)...............................      1,810      3,540         2,895        559         1,271
                                                      ---------  ---------  ------------  ---------  ------------
  Net earnings......................................  $ 103,471  $  97,641  $     63,919  $  20,712  $     24,047
                                                      ---------  ---------  ------------  ---------  ------------
                                                      ---------  ---------  ------------  ---------  ------------

Supplemental pro forma financial information (note
 1):
Earnings before income taxes, as presented..........  $ 105,281  $ 101,181  $     66,814  $  21,271  $     25,318
Pro forma provision for income taxes (unaudited)....     42,112     40,472        26,726      8,508        10,127
                                                      ---------  ---------  ------------  ---------  ------------
Pro forma net earnings (unaudited)..................  $  63,169  $  60,709  $     40,088  $  12,763  $     15,191
                                                      ---------  ---------  ------------  ---------  ------------
                                                      ---------  ---------  ------------  ---------  ------------
Pro forma net earnings per share....................                        $       1.00             $        .38
Weighted average common shares outstanding..........                          40,026,000               40,319,000
                                                                            ------------             ------------
                                                                            ------------             ------------


          See accompanying notes to consolidated financial statements

                         GUESS ?, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                   AND THE FIRST QUARTER ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                                         FOREIGN
                                                                                        CURRENCY
                                                 COMMON        PAID-IN     RETAINED    TRANSLATION    TREASURY
                                                  STOCK        CAPITAL     EARNINGS    ADJUSTMENT      STOCK       TOTAL
                                              -------------  -----------  ----------  -------------  ----------  ----------
Balance at December 31, 1992................    $      35     $     181   $  167,174    $  --        $   --      $  167,390
  Net earnings..............................       --            --          103,471       --            --         103,471
  Stockholder distributions.................       --            --         (117,656)      --            --        (117,656)
  Foreign currency translation adj..........       --            --           --              (31)       --             (31)
  Repurchase of treasury stock..............       --            --          (52,682)      --          (150,776)   (203,458)
                                                      ---         -----   ----------          ---    ----------  ----------
Balance at December 31, 1993................           35           181      100,307          (31)     (150,776)    (50,284)
  Net earnings..............................       --            --           97,641       --            --          97,641
  Stockholder distributions.................       --            --          (47,000)      --            --         (47,000)
  Foreign currency translation adj..........       --            --           --               16        --              16
                                                      ---         -----   ----------          ---    ----------  ----------
Balance at December 31, 1994................           35           181      150,948          (15)     (150,776)        373
  Net earnings..............................       --            --           63,919       --            --          63,919
  Stockholder distributions.................       --            --          (53,300)      --            --         (53,300)
  Foreign currency translation adj..........       --            --           --                5        --               5
                                                      ---         -----   ----------          ---    ----------  ----------
Balance at December 31, 1995................           35           181      161,567          (10)     (150,776)     10,997
  Net earnings (unaudited)..................       --            --           24,047       --            --          24,047
  Stockholder distributions
   (unaudited)..............................       --            --          (17,600)      --            --         (17,600)
  Foreign currency translation adj.
   (unaudited)..............................       --            --           --               26        --              26
                                                      ---         -----   ----------          ---    ----------  ----------
Balance at March 31, 1996
 (unaudited)................................    $      35     $     181   $  168,014    $      16    $ (150,776) $   17,470
                                                      ---         -----   ----------          ---    ----------  ----------
                                                      ---         -----   ----------          ---    ----------  ----------

           See accompanying notes to consolidated financial statement

                         GUESS ?, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FIRST QUARTERS ENDED
                APRIL 2, 1995 AND MARCH 31, 1996 (IN THOUSANDS)

                                                                                               APRIL 2,    MARCH 31,
                                                                1993       1994       1995       1995        1996
                                                              ---------  ---------  ---------  ---------  -----------
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................................  $ 103,471  $  97,641  $  63,919  $  20,712   $  24,047
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Depreciation and amortization of property and
     equipment..............................................     10,322     12,070     14,277      3,326       4,282
    Amortization of deferred charges........................        251        515      1,373        496         247
    (Gain) loss on disposition of property and equipment....       (223)       726        814        247          16
    Foreign currency translation adjustment.................        (31)        (5)       (14)        28          15
    Contributions from minority interest....................         29         24         22         31         342
    Undistributed equity method earnings....................     --            (72)      (117)       (46)         (9)
    (Increase) decrease in:
      Receivables...........................................     46,708    (14,628)     1,599    (12,748)    (18,807)
      Inventories...........................................    (20,357)    (3,353)    10,884     10,795     (17,583)
      Prepaid expenses......................................       (245)    (1,516)      (720)        74          49
      Other assets..........................................     (1,620)       180      1,858        112          85
    Increase (decrease) in:
      Accounts payable......................................     (9,259)     8,043     10,861     (6,536)      3,038
      Accrued expenses......................................      1,303     (1,337)     3,658     (3,084)     (3,416)
      Income taxes payable..................................     (2,380)       795         22        475         892
                                                              ---------  ---------  ---------  ---------  -----------
        Net cash provided by (used in) operating
         activities.........................................    127,969     99,083    108,436     13,882      (6,802)
                                                              ---------  ---------  ---------  ---------  -----------
Cash flows from investing activities:
  Net decrease in short-term investments....................     22,782      5,000     --         --          --
  Purchases of property and equipment.......................    (14,965)   (19,779)   (23,757)    (5,479)     (2,629)
  Proceeds from the disposition of property and equipment...      2,425        172        192         11           2
  Lease incentives granted..................................      1,573      1,503      2,015        305          11
  Purchase of long-term investments.........................     --         (3,136)       (23)      (122)     --
                                                              ---------  ---------  ---------  ---------  -----------
        Net cash provided by (used in) investing
         activities.........................................     11,815    (16,240)   (21,573)    (5,285)     (2,616)
                                                              ---------  ---------  ---------  ---------  -----------
Cash flows from financing activities:
  Proceeds from notes payable and long-term debt............    280,520    222,040    131,193     36,743      55,857
  Proceeds from Bridge Loan.................................     80,000     --         --         --          --
  Repayment of notes payable and long-term debt.............    (99,655)  (254,959)  (164,353)   (30,169)    (26,684)
  Repayments of Bridge Loan.................................    (80,000)    --         --         --          --
  Distributions to stockholders.............................   (117,656)   (47,000)   (53,300)   (17,000)    (17,600)
  Repurchase of treasury stock..............................   (203,458)    --         --         --          --
                                                              ---------  ---------  ---------  ---------  -----------
        Net cash provided by (used in) financing
         activities.........................................   (140,249)   (79,919)   (86,460)   (10,426)     11,573
                                                              ---------  ---------  ---------  ---------  -----------
Effect of exchange rates on cash............................     --             20         20        (28)         11
        Net increase (decrease) in cash.....................       (465)     2,944        423     (1,857)      2,166
Cash at beginning of period.................................      3,515      3,050      5,994      5,994       6,417
                                                              ---------  ---------  ---------  ---------  -----------
Cash at end of period.......................................  $   3,050  $   5,994  $   6,417  $   4,137   $   8,583
                                                              ---------  ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  ---------  -----------
Supplemental disclosures:
  Cash paid during the period for:
    Interest................................................  $   7,189  $  16,380  $  15,396  $   6,665   $   5,619
    Income taxes............................................      4,259      2,879      1,925        244         357
                                                              ---------  ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  ---------  -----------

          See accompanying notes to consolidated financial statements

                         GUESS ?, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Guess ?, Inc. (the "Company") designs, develops and markets quality contemporary jeans and other casual wear for men and women. The Company distributes it products through major department stores, specialty retailers, foreign distributors and its network of Company-owned and -operated retail and factory outlet stores.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its foreign subsidiaries, Guess Italia, S.r.l. and Guess Europe, B.V. The Company has a 79% and 50% interest in Guess Italia S.r.l. and Guess Europe, B.V., respectively. The remaining 21% of Guess Italia S.r.l. and 50% of Guess Europe, B.V. is owned by Marciano International, Inc. ("Marciano International"), a related party, which is wholly-owned by the stockholders of the Company. Accordingly, all references herein to "Guess ?, Inc." include the consolidated results of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

    INTERIM FINANCIAL DATA

    The interim consolidated financial data as of March 31, 1996 and for the quarters ended April 2, 1995 and March 31, 1996 is unaudited. This information reflects all adjustments, consisting of normal recurring adjustments, that in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

    INVENTORIES

    Inventories are valued at the lower of cost (first-in, first-out) or market.

    TRADE AND ROYALTY RECEIVABLES

    The Company extends trade credit to its customers in the ordinary course of business. None of the receivables due from customers at December 31, 1994 and 1995 and March 31, 1996 involved factored accounts or other contingencies relating to third-party risk, except to the extent that the Company has chosen to insure certain accounts from risk of loss under a catastrophic loss policy.

    The Company has licensing arrangements with 26 licensees for use of its name and trademark. Royalty payments received by the Company are generally on a percentage of the licensees' net sales and require that minimum royalty payments be made if specified minimum sales levels are not obtained. Royalty income is net of direct expenses aggregating $2,387,000, $2,813,000, $2,331,000, $477,000 and $522,000 for 1993, 1994, 1995 and the quarters ended April 2, 1995 and March 31, 1996, respectively. The licensing agreements expire on various dates through December 2003.

    REVENUE RECOGNITION

    The Company recognizes revenue from the sale of merchandise upon shipment. The Company accrues for estimated sales returns and allowances in the period in which the related revenue is recognized. Royalty income is based upon licensees' net sales.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SIGNIFICANT CUSTOMERS

    Individual customers aggregating in excess of 10% of net revenue for the years ended December 31, 1993, 1994 and 1995 and the first quarters ended April 2, 1995 and March 31, 1996 are summarized as follows:

                                                                                                   FIRST QUARTER ENDED,
                                                                   YEAR ENDED DECEMBER 31,
                                                                                                --------------------------
                                                               -------------------------------   APRIL 2,      MARCH 31,
                                                                 1993       1994       1995        1995          1996
                                                               ---------  ---------  ---------  -----------  -------------
Customer A...................................................       11.5%      10.3%      11.0%       12.2%          9.0%

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization of property and equipment are provided using the straight-line method over the following useful lives:

                                                                            18 to 31
Building and building improvements...................................          years
Land improvements....................................................        5 years
Machinery and equipment..............................................   3 to 5 years
Corporate aircraft...................................................  5 to 10 years
Corporate vehicles...................................................        3 years

    Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Construction in progress is not depreciated until the related asset is completed.

    FOREIGN CURRENCY TRANSLATION

    In accordance with the Financial Accounting Standards Board Statement No. 52, balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at year end rates while income and expenses are translated at the weighted average exchange rates for the year. The related translation adjustments are reflected as a foreign currency translation adjustment in the consolidated balance sheet.

    INCOME TAXES

    The Company has elected to be treated for Federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, the earnings of the Company have been included in the taxable income of the Company's stockholders for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than California and other state franchise taxes.

    In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." One of the provisions of Statement No. 109 enables companies to record deferred tax assets for the future benefit to be derived from certain deductible temporary differences. The Company has adopted the provisions of Statement No. 109 effective January 1, 1993; however, as differences giving rise to deferred tax assets are immaterial, the Company has not recorded any deferred tax assets at December 31, 1994 and 1995.

    PRO FORMA NET EARNINGS

    Pro forma net earnings represents the results of operations adjusted to reflect a provision for income taxes on historical earnings before income taxes, which gives effect to the change in the Company's income tax status to a C corporation as a result of the public sale of its common stock. When the Company terminates its S corporation status, which is expected to occur immediately prior to the consummation of the Offerings, it will record an earnings benefit resulting from the establishment of net deferred tax assets. The

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amount of the benefit to be recorded (approximately $7,337,000) at March 31, 1996 will be dependent upon temporary differences existing at the date of termination of the Company's S corporation status. The principal difference between the pro forma income tax rate and Federal statutory rate of 35% relates primarily to state income taxes.


    Pro forma net earnings per share has been computed by dividing pro forma net earnings by the weighted average number of shares of common stock outstanding during the period. The pro forma net earnings per share gives effect to the issuance of shares of common stock to generate sufficient cash to pay the S Corporation Distribution is an amount equal to retained earnings.


    PRO FORMA BALANCE SHEET INFORMATION

    Pro forma balance sheet information as of March 31, 1996 has been presented to reflect i) the S corporation distribution (the "S Corporation Distribution") to be made in an amount equal to the previously earned and undistributed taxable S corporation earnings aggregating $180,800,000 through the date of termination of the Company's S corporation status as if such distribution had been made at March 31, 1996 and the Company's S corporation status had been terminated at such date and ii) an estimated $7,337,000 of net deferred tax assets that would have been recorded had the Company's S corporation status been terminated on March 31, 1996. The pro forma paid-in capital reflects a reduction of $12.8 million for that portion of the S Corporation Distribution which is in excess of financial statement retained earnings.


    No adjustment has been made to give effect to (i) the Company's earned and undistributed taxable S corporation earnings for the period from April 1, 1996 through the S Termination Date, which will be distributed as part of the S Corporation Distribution or (ii) for the distribution of an aircraft in lieu of cash as part of the S Corporation Distribution.


    CREDIT RISK

    The Company sells its merchandise principally to customers throughout the United States and Europe. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The  carrying  amount   of  the  Company's   financial  instruments,   which
principally include cash, short and long-term investments, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

    The fair value of the Company's debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's borrowing rate. At December 31, 1994 and 1995 and March 31, 1996, the carrying value of all financial instruments was not materially different from fair value.

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1993, 1994 and 1995 financial statements to conform to the March 31, 1996 presentation.

2.  INVESTMENTS
    Long-term investments consist of equity securities aggregating $3,136,000, $3,394,000 and $3,404,000 at December 31, 1994 and 1995 and March 31, 1996,
respectively. The investments are generally accounted for under the equity method of accounting. Supplemental information on investee companies has not been provided as it is immaterial to the consolidated financial statements.

3.  INVENTORIES
    Inventories at December 31, 1994 and 1995 and March 31, 1996 are summarized as follows (in thousands):

                                                                         1994       1995
                                                                       ---------  ---------   MARCH 31,
                                                                                                1996
                                                                                             -----------
                                                                                             (UNAUDITED)
Raw materials........................................................  $  17,047  $   9,788   $  12,695
Work in process......................................................     14,032     11,264      12,687
Finished goods.......................................................     52,693     51,837      65,090
                                                                       ---------  ---------  -----------
                                                                       $  83,772  $  72,889   $  90,472
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

4.  PROPERTY AND EQUIPMENT
    Property and equipment at December 31, 1994 and 1995 and March 31, 1996 is summarized as follows (in thousands):

                                                                         1994       1995
                                                                       ---------  ---------   MARCH 31,
                                                                                                1996
                                                                                             -----------
                                                                                             (UNAUDITED)
Land and land improvements...........................................  $   5,725  $   5,729   $   5,729
Building and building improvements...................................      8,435      8,446       8,446
Leasehold improvements...............................................     25,470     36,059      37,007
Machinery and equipment..............................................     40,389     48,279      49,446
Corporate aircraft...................................................     18,324     19,138      20,306
Construction in progress.............................................        363      2,269       1,450
                                                                       ---------  ---------  -----------
                                                                          98,706    119,920     122,384
Less accumulated depreciation and amortization.......................     38,981     51,721      55,856
                                                                       ---------  ---------  -----------
                                                                       $  59,725  $  68,199   $  66,528
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

    Construction in progress at December 31, 1994 and 1995 and March 31, 1996 represents the costs associated with the construction of buildings and improvements used in the Company's operations and other capitalizable expenses for projects in progress.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

5.  NOTES PAYABLE AND LONG-TERM DEBT
    Notes payable and long-term debt at December 31, 1994 and 1995 and March 31, 1996 are summarized as follows (in thousands):

                                                                                 1994        1995
                                                                              ----------  ----------   MARCH 31,
                                                                                                         1996
                                                                                                      -----------
                                                                                                      (UNAUDITED)
9 1/2% Senior Subordinated Notes due 2003 (see note 7)......................  $  115,000  $  105,000   $ 105,000
Advances under secured $100,000,000 long-term line of credit with a syndicate of banks, interest is variable, with an average annual effective rate of 6.42% in 1994 and 7.94% in 1995, 6.86% in the quarter ended March
 31, 1996 and payable monthly...............................................      35,000      13,000      40,800
Note payable, secured by corporate aircraft, bearing interest at 10.59% per
 year, due in quarterly installments of $665,385 through December 1995......       1,895      --          --
Note payable, secured by corporate aircraft, bearing interest at 8.23% per
 year, payable in quarterly installments of $221,003 through March 1998.....       2,499       1,799       1,615
Other, including capitalized leases.........................................       2,101       3,536       5,093
                                                                              ----------  ----------  -----------
                                                                                 156,495     123,335     152,508
Less current installments...................................................       4,696       4,123       5,756
                                                                              ----------  ----------  -----------
                                                                              $  151,799  $  119,212   $ 146,752
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

    Aggregate maturities of notes payable and long-term debt at December 31, 1995 are summarized as follows:

December 31, (in thousands):
  1996....................................................................  $   4,123
  1997....................................................................     13,995
  1998....................................................................        217
  1999....................................................................     --
  2000....................................................................     --
  Thereafter..............................................................    105,000
                                                                            ---------
                                                                            $ 123,335
                                                                            ---------
                                                                            ---------

    The Company had outstanding letters of credit aggregating $9.0 at December 31, 1995 under its $100 million long term line of credit. Additionally, the Company has a $25 million letter of credit facility pursuant to which $11.1 million in letters of credit were outstanding at December 31, 1995.

    During 1994 and 1995, the Company repurchased $15.0 million and $10.0 million of the Senior Subordinated Notes, respectively. Additionally, the related deferred financing costs of $468,000 and $281,000 were written off to interest expense during 1994 and 1995, respectively.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

6.  INCOME TAXES
    The provision for state income taxes for the years ended December 31, 1993, 1994 and 1995 consists of the following (in thousands):

                                                                                        APRIL 2,     MARCH 31,
                                                        1993       1994       1995        1995         1996
                                                      ---------  ---------  ---------  -----------  -----------
Current income tax..................................  $   3,014  $   3,540  $   2,895   $     559    $   1,271
Deferred tax benefit................................     (1,204)    --         --          --           --
                                                      ---------  ---------  ---------       -----   -----------
                                                      $   1,810  $   3,540  $   2,895   $     559    $   1,271
                                                      ---------  ---------  ---------       -----   -----------
                                                      ---------  ---------  ---------       -----   -----------

    Deferred income tax benefits in 1993 resulted from timing differences in the recognition of revenue and expense for financial reporting purposes and income tax purposes. These differences related principally to a lawsuit settlement, depreciation expense and officers' compensation.

7.  STOCK REPURCHASE

    On August 23, 1993, the Company and certain of its stockholders completed the purchase of all of the common stock owned by a selling stockholder. The Company purchased 20,031,000 shares, representing 38% of the then outstanding shares, from the selling stockholder (the "Company Purchased Shares"). The total purchase price for the Company Purchased Shares aggregated $203.5 million. To consummate the acquisition of the Company Purchased Shares, the Company used proceeds from the sale of 9 1/2% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") aggregating $130.0 million principal amount and a Bridge Loan of $80.0 million.


    The Senior Subordinated Notes have a maturity date of August 15, 2003 and accrue interest, payable semiannually, at an original rate of interest of 10%. On February 7, 1994, the Company exchanged these Notes for publicly registered notes which reduced this interest rate to 9 1/2%, until maturity. The notes are redeemable at the option of the Company, in whole or in part, on or after August 15, 1998, at various redemption prices. Additionally, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Subordinated Notes at any time on or prior to August 15, 1996 in the event of a Public Equity Offering in which the Company receives proceeds of not less than $30.0 million, at a redemption price of 109% of the principal amount of the notes redeemed.

    In connection with the purchase of the Company Purchased Shares, the Company charged retained earnings $52.7 million, representing the allocable portion of retained earnings as of August 23, 1993, the purchase date. The remaining cost of the acquired shares, or $150.8 million, representing purchase price in excess of the selling stockholder's allocated retained earnings, was recorded as treasury stock in the accompanying consolidated financial statements.

    Deferred financing costs totaling $3.3 million were incurred in connection with the sale of the Senior Subordinated Notes, and $2.4 million were incurred in connection with the Bridge Loan. Such deferred financing costs, plus expenses of the offering of the Senior Subordinated Notes and Bridge Loan, have been capitalized as deferred financing costs and will be amortized over the respective terms of the related indebtedness. The costs related to the Bridge Loan were fully amortized upon the repayment of the Bridge Loan and recorded as interest expense in the accompanying Consolidated Statement of Earnings. See also note 5.

8.  RELATED PARTY TRANSACTIONS

    The Company is engaged in various transactions with entities affiliated with trusts for the respective benefit of Maurice, Paul and Armand Marciano (the "Marciano Trusts"). The Company believes that each

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

8.  RELATED PARTY TRANSACTIONS (CONTINUED)
of the companies, in which the Marciano Trusts have an investment, and related party transactions discussed below were entered into on terms no less favorable to the Company than could have been obtained from an unaffiliated third party.

LICENSE ARRANGEMENTS AND LICENSEE TRANSACTIONS

    On January 1, 1995, the Company entered into a licensing agreement with Charles David of California ("Charles David"). This new agreement superseded a prior license agreement dated September 28, 1990 and amended in May 1993. The Marciano Trusts and Nathalie Marciano (the spouse of Maurice Marciano) together own 50% of Charles David, and the remaining 50% is owned by the father-in-law of Maurice Marciano. The license agreement grants Charles David the rights to manufacture worldwide and distribute worldwide (except Japan) men's, women's and some children's leather and rubber footwear, excluding athletic footwear, which bear the GUESS logo and trademark. The license also includes related shoe care products and accessories. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1993, 1994 and 1995, and for the quarter ended March 31, 1996, was $1,707,000, $1,893,000, $2,117,000 and $416,000, respectively. In the same respective periods, the Company purchased $3,715,000, $4,814,000, $6,375,000 and $1,192,000 of products from
Charles David for resale in the retail division's stores.

    On September 1, 1994, the Company entered into a licensing agreement with California Sunshine Active Wear, Inc. ("California Sunshine"), granting it the rights to manufacture and distribute certain men's and women's activewear, which bear the GUESS logo and trademark, in the United States. The Marciano Trusts together own 51% of California Sunshine. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1994 and 1995, and for the quarter ended March 31, 1996, was $0, $342,000 and $103,000, respectively. In the same respective periods, the Company purchased $0, $254,000 and $68,000 of products from California Sunshine for resale in the retail division's stores.


    Effective January 1, 1995, the Company entered into a licensing agreement with Guess Italia, S.r.l. ("Guess Italia"), granting it the exclusive right in Italy and non-exclusive right in other parts of Europe to manufacture and distribute men's and women's apparel and accessories that bear the GUESS logo and trademark. Guess Italia is owned 79% by the Company and 21% by Marciano International, Inc., a company wholly owned by the Marciano Trusts, and being merged into the Company as a part of the Reorganization. Gross royalties earned by the Company under such license agreement for the fiscal year ended December 31, 1995, and for the quarter ended March 31, 1996, was $505,000 and $333,000, respectively. During 1993, 1994 and 1995 and the quarter ended March 31, 1996, the Company purchased $0, $0, $511,000 and $204,000 of products from Guess
Italia for resale in the retail division's stores. The Company sold $0, $1,100,000, $411,000 and $73,000 of products to Guess Italia during 1993, 1994,
1995 and the quarter ended March 31, 1996, respectively.


    On May 3, 1994, the Company entered into an agreement with Ranche Limited ("Ranche") to serve as a non-exclusive buying agent for the Company in Hong Kong, which agreement was terminated in the first quarter of 1996. Ranche is currently a wholly owned subsidiary of Guess Europe, B.V. In the fiscal year ended December 31, 1995, and in the quarter ended March 31, 1996, Ranche earned commission income from the Company of $1,334,000 and $192,000, respectively, in connection with supplying product. In addition, Ranche operates under a licensing arrangement to distribute product to authorized distributors. Aggregate royalty income earned by the Company under such license for the fiscal year ended December 31, 1995, and for the quarter ended March 31, 1996, was $240,000 and $84,000, respectively.

    On December 1, 1992, the Company entered into a licensing agreement with Nantucket Industries, Inc. ("Nantucket Industries") granting it the right to distribute and manufacture men's and women's innerwear,

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

8.  RELATED PARTY TRANSACTIONS (CONTINUED)

which bear the GUESS logo and trademark, in the United States. The Marciano Trusts together own 8.9% of Nantucket Industries. Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1993, 1994 and 1995, and for the quarter ended March 31, 1996, was $47,000, $214,000, $264,000 and $80,000, respectively. In the same respective periods, the Company purchased $23,000, $201,000, $505,000 and $241,000 of products from Nantucket Industries for resale in the retail division's stores.


    LEASES

    The Company leases manufacturing, warehouse and administrative facilities and one retail administrative facility from partnerships affiliated with the Marciano Trusts. The leases will expire in July 2008. Aggregate lease payments under such leases for the fiscal years ended December 31, 1993, 1994 and 1995 and the quarters ended April 2, 1995 and March 31, 1996 were $2,065,000, $2,610,000, $2,803,000, $625,000 and $625,000, respectively.

9.  COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases its showrooms and retail store locations under operating lease agreements expiring on various dates through July 2008. Some of these leases require the Company to make periodic payments for property taxes and common area operating expenses. Certain leases include rent abatements and scheduled rent escalations, for which the effects are being amortized and recorded over the lease term. The Company also leases some of its equipment under operating lease agreements expiring at various dates through May, 1999.

    Future minimum rental payments under noncancelable operating leases at December 31, 1995 are as follows:

Year ending December 31, (in thousands):
  1996....................................................................  $  19,784
  1997....................................................................     20,525
  1998....................................................................     19,205
  1999....................................................................     17,481
  2000....................................................................     16,509
  Thereafter..............................................................     74,964
                                                                            ---------
                                                                            $ 168,468
                                                                            ---------
                                                                            ---------

    Rental expense for all operating leases during the years ended December 31, 1993, 1994, and 1995 aggregated $13,276,000, $16,295,000, and $21,940,000 respectively. Rental expenses for the first quarters ended April 2, 1995 and March 31, 1996 aggregated $4,822,000 and $6,186,000, respectively.

    INCENTIVE BONUSES

    Certain officers of the Company are entitled to incentive bonuses based on the Company's profits.

    LITIGATION

    The Company is a party to various claims, complaints, and other legal actions that have arisen in the ordinary course of business from time to time. The Company believes that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition or the results of its operations.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

10. 401(K) SAVINGS PLAN
    On January 1, 1992, the Company established the Guess ? Inc. Savings Plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, associates may contribute up to 15% of their compensation per year subject to the elective limits as defined by Internal Revenue Service guidelines and the Company may make matching contributions in amounts not to exceed 1.5% of the associates' annual compensation. The Company's contributions to the Savings Plan during the years ended December 31, 1993, 1994 and 1995 aggregated $221,000, $213,000 and $261,000, respectively. Contributions to the Savings Plan during the first quarters ended April 2, 1995 and March 31, 1996 aggregated $73,000 and $78,000, respectively.

11. QUARTERLY INFORMATION (UNAUDITED)
    The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1994 and 1995 (in thousands):


                                                           FIRST       SECOND      THIRD       FOURTH
                                                          QUARTER     QUARTER     QUARTER     QUARTER
                                                         ----------  ----------  ----------  ----------
1994
Net revenue............................................  $  122,729  $  119,383  $  160,783  $  144,917
Gross profit...........................................      59,784      53,611      79,232      63,196
Earnings before income taxes...........................      24,186      16,627      36,591      23,777
Net earnings...........................................      23,479      16,064      35,333      22,765
SUPPLEMENTAL PRO FORMA EARNINGS:
Earnings before income taxes...........................      24,186      16,627      36,591      23,777
Net earnings...........................................      14,512       9,976      21,955      14,266
1995
Net revenue............................................     124,903     104,749     133,129     123,952
Gross profit...........................................      59,636      49,207      59,148      56,600
Earnings before income taxes...........................      21,271      12,998      17,322      15,223
Net earnings...........................................      20,712      12,282      16,484      14,441
SUPPLEMENTAL PRO FORMA EARNINGS:
Earnings before income taxes...........................      21,271      12,998      17,322      15,223
Net earnings...........................................      12,763       7,799      10,394       9,132


12. INTERNATIONAL REVENUE
    Net revenue is summarized as follows for the years ended December 31, 1993, 1994 and 1995 and the first quarters ended April 2, 1995 and March 31, 1996:


                                                                                  FIRST QUARTER ENDED
                                                                                 ----------------------
                                                                                  APRIL 2,   MARCH 31,
                                                1993        1994        1995        1995        1996
                                             ----------  ----------  ----------  ----------  ----------
Domestic...................................  $  506,301  $  527,296  $  453,344  $  115,831  $  116,465
International..............................      13,923      20,516      33,389       9,072      18,433
                                             ----------  ----------  ----------  ----------  ----------
                                             $  520,224  $  547,812  $  486,733  $  124,903  $  134,898
                                             ----------  ----------  ----------  ----------  ----------
                                             ----------  ----------  ----------  ----------  ----------


    International revenue includes domestic sales to international markets, sales of product from international subsidiaries and net royalties from foreign licenses.

                         GUESS ?, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

13. SUBSEQUENT EVENTS
    In May 1996, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Company's common stock.


    Prior to the consummation of the Offerings, (i) Marciano International, which is owned by the Marciano Trusts and currently holds an interest in the subsidiaries of Guess, will be merged with and into Guess, (ii) all of the capital stock of Guess Italia will be contributed to Guess Europe, B.V., (iii) the Company will effect a 32.66 to 1 split of the Common Stock and (iv) as part of the S Corporation Distribution, the Company will distribute to its stockholders the S Distribution Notes and an aircraft owned by the Company. All of such transactions are referred to as the "Reorganization". All share and per share amounts included in the accompanying consolidated financial statements and footnotes have been restated to reflect the aforementioned stock split.



    Concurrently with the consummation of the transactions related to the Offerings (the "Closing Date"), the Company's S corporation status will be terminated (the "S Termination Date"). Prior to the S Termination Date, the Company will declare a distribution to its stockholders that will include all of its previously earned and undistributed S corporation earnings through the date of termination of the Company's S corporation status. The S Corporation Distribution will occur prior to the S Termination Date and will be comprised of an aircraft (with a net book value of approximately $7.2 million) owned by the Company and promissory notes bearing interest at 8% per annum (the "S Distribution Notes"). Between April 1, 1996 and the S Termination Date, the Company anticipates the increase in the S Distribution Notes to be between $2.0 million and $12.0 million, including a gain for income tax purposes expected to be recognized upon the disposition of the Company's aircraft. On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to Federal and state income taxes.



    Immediately prior to the Offerings, the Company will grant options to purchase 1,333,205 shares of Common Stock pursuant to the Company's 1996 Equity Incentive Plan. Of such options, 1,263,398 will have an exercise price per share equal to the initial public offering price for shares of common stock to be sold in the Offerings and 69,807 will have an exercise price of $21.49 per share. The Company does not anticipate recording any compensation expense as a result of granting such options.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           9
Company History, the Reorganization and Prior S
 Corporation Status............................          14
Use of Proceeds................................          15
Dividend Policy................................          15
Capitalization.................................          16
Dilution.......................................          17
Selected Financial Data........................          18
Selected Pro Forma Financial Data..............          20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          21
Business.......................................          31
Management.....................................          44
Certain Transactions...........................          56
Principal Stockholders.........................          59
Shares Eligible for Future Sale................          60
Description of Capital Stock...................          61
Certain United States Federal Tax Consequences
 to Non-United States Holders..................          63
Underwriting...................................          65
Legal Matters..................................          67
Experts........................................          67
Additional Information.........................          67
Index to Financial Statements..................         F-1


                                9,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                              MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
       INCORPORATED

                                           , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 11, 1996

PROSPECTUS
                                9,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    Of the 9,200,000 shares of Common Stock of Guess ?, Inc. offered hereby, 1,840,000 shares are initially being offered outside the United States and Canada by the International Managers and 7,360,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters. The initial public offering price and the aggregate underwriting discount per share are identical for each of the Offerings. See "Underwriting."

    Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share of Common Stock will be between $21 and $23. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price of the Common Stock.


    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "GES," subject to official notice of issuance.



    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND   EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR  HAS
  THE  SECURITIES   AND   EXCHANGE   COMMISSION  OR   ANY   STATE   SECURITIES
    COMMISSION    PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE TO         UNDERWRITING        PROCEEDS TO
                                           PUBLIC          DISCOUNT (1)        COMPANY (2)
Per Share...........................          $                  $                  $
Total (3)...........................          $                  $                  $

(1) The Company and the Principal Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $         .

(3) The  Company  has  granted  to  the  International  Managers  and  the  U.S.
    Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 276,000 and 1,104,000 shares of Common Stock, respectively, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting
    Discount and Proceeds  to Company will  be $              , $            and
    $         , respectively. See "Underwriting."

                           --------------------------
    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about             , 1996.

                           --------------------------
MERRILL LYNCH INTERNATIONAL  MORGAN STANLEY & CO.
                                    INTERNATIONAL
                    ----------------------------------------

               The date of this Prospectus is             , 1996.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 7,360,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to each of the International Managers, and each of the International Managers severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                          NUMBER
          INTERNATIONAL MANAGERS                                         OF SHARES
                                                                        -----------
Merrill Lynch International...........................................
Morgan Stanley & Co. International Limited............................
                                                                        -----------
          Total.......................................................    1,840,000
                                                                        -----------
                                                                        -----------

    Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives") of the International Managers.

    The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters," and together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,840,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 7,360,000 shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The purchase of shares of Common Stock by the International Managers is conditioned upon the purchase of shares of Common Stock by the U.S. Underwriters and vice versa.

    The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to non-U.S. persons or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement. The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
page of this Prospectus, and to certain selected dealers at such price less a concession not in excess of $
per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


    Each International Manager has agreed that (i) it has not offered or sold, and, for a period of six months following consummation of the Offerings, will not offer or sell, to persons in the United Kingdom, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.


    Purchasers of the shares hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereby.

    At the request of the Company, the U.S. Underwriters have reserved up to 750,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

    The Company, the Principal Stockholders and certain executive officers have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus.


    The Company has granted an option to the International Managers, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 276,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise this option, each
International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company also has granted an option to the U.S. Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,104,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.


    Prior to the Offerings, there has been no public market for the shares of Common Stock of the Company. The initial public offering price has been determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

    The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

    The Company and the Principal Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



                                 LEGAL MATTERS



    The validity of the Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, Los Angeles, California. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Shearman & Sterling has from time to time represented certain of the Underwriters in connection with unrelated legal matters. Skadden, Arps, Slate, Meagher & Flom has from time to time represented the Company in connection with unrelated legal matters.



                                    EXPERTS



    The consolidated financial statements and schedule of Guess as of December 31, 1994 and 1995, and for each of the years in the three year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



                             ADDITIONAL INFORMATION



    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports and other information filed by the Company may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. Upon listing of the Common Stock on the NYSE, such reports and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a World Wide Web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.



    The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company or such Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge office of the Securities and Exchange Commission. Copies of all or any part thereof may be obtained upon payment of the prescribed fees.



    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

    THIS DOCUMENT IS BEING DISTRIBUTED IN THE UNITED KINGDOM ONLY TO PERSONS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1988 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR TO WHOM IT WOULD OTHERWISE BE LAWFUL SO TO DO.


                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           9
Company History, the Reorganization and Prior S
 Corporation Status............................          14
Use of Proceeds................................          15
Dividend Policy................................          15
Capitalization.................................          16
Dilution.......................................          17
Selected Financial Data........................          18
Selected Pro Forma Financial Data..............          20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          21
Business.......................................          31
Management.....................................          44
Certain Transactions...........................          56
Principal Stockholders.........................          59
Shares Eligible for Future Sale................          60
Description of Capital Stock...................          61
Certain United States Federal Tax Consequences
 to Non-United States Holders..................          63
Underwriting...................................          65
Legal Matters..................................          68
Experts........................................          68
Additional Information.........................          68
Index to Financial Statements..................         F-1


                                9,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                          MERRILL LYNCH INTERNATIONAL
                              MORGAN STANLEY & CO.
       INTERNATIONAL

                                           , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee..............................................  $  83,911
NASD fee..........................................................     24,834
NYSE listing fee..................................................          *
Blue sky fees.....................................................          *
Printing and engraving expenses...................................          *
Accountants' fees and expenses....................................          *
Attorneys' fees and expenses......................................          *
Transfer agent fees...............................................          *
Miscellaneous.....................................................          *
                                                                    ---------
  Total...........................................................  $       *
                                                                    ---------
                                                                    ---------

- ------------------------
*To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), Article VI of the Restated Bylaws of the Registrant, a copy of which is filed as Exhibit 3.2 to this Registration Statement, provides that the Registrant shall indemnify any person in connection with the defense or settlement of any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant or is or was a director or officer of the Registrant serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Registrant, the director or officer may be indemnified by the Registrant against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Registrant unless a court determines otherwise.


    Article VI of the Registrant's Bylaws allows the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or such person who serves or served as director, officer, agent, or employee, at another corporation, partnership or other enterprise at the request of the Registrant.


    Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article Fifth of the Restated Certificate of Incorporation of the Registrant, a copy of which is filed as Exhibit 3.1 to this Registration Statement, provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. The aforesaid provision also eliminates the liability of any stockholder for managerial acts or omissions, pursuant to Section 350 of the Delaware Corporation Law of any other provision of Delaware law, to the same extent that such liability is limited for a director.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    In connection with the organization of the Registrant in August 1993, Armand Marciano purchased 100 shares of common stock of the Registrant. On August 23, 1993, Armand Marciano sold such shares to Guess ?, Inc., a California corporation ("Guess California"), the Registrant's predecessor. Thereafter, in connection with the merger of Guess California with and into the Registrant pursuant to an Agreement and Plan of Merger between the Registrant and Guess California, all of the then outstanding shares of common stock of the Registrant were cancelled and retired, and all of the then outstanding shares of the common stock of Guess California were converted into and became shares of common stock of the Registrant. In addition, on August 23, 1993, Guess California sold $130.0 million principal amount of 9 1/2% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") at 100% of the principal amount thereof (less aggregate discounts of $3.25 million). Each of such transactions was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 4(2) of the Securities Act on the basis that such transaction did not involve a public offering. In accordance with the agreement pursuant to which Merrill Lynch purchased the Senior Subordinated Notes, Merrill Lynch agreed to offer and sell the Senior Subordinated Notes only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities
Act) and pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act. Except for the transactions referred to above, there have not been any recent sales of unregistered securities by the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

 EXHIBIT
 NUMBER                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------
    *1.1.  Form of U.S. Purchase Agreement.
    *1.2.  Form of International Purchase Agreement.
    *3.1.  Restated Certificate of Incorporation of the Registrant.
    *3.2.  Restated Bylaws of the Registrant.
     4.1.  Indenture, dated August 23, 1993, between the Registrant and First
            Trust National Association, as Trustee. (1)
     4.2.  First Supplemental Indenture, dated August 23, 1993, between the
            Registrant and First Trust National Association, as Trustee. (1)
    *4.3.  Specimen stock certificate.
    *5.1.  Opinion of Shearman & Sterling.
   *10.1.  Form of Amended and Restated Stockholders' Agreement, dated
                       , 1996.
    10.2.  Letter Agreement, dated July 9, 1993, among the Registrant, Georges
            Marciano, Maurice Marciano, Paul Marciano, Armand Marciano and trusts for their respective benefit. (1)
    10.3.  Employment Agreement, dated March 1, 1994, between the Registrant and
            Roger A. Williams. (3)
   *10.4.  Letter Agreement, dated January 22, 1996, between the Registrant and
            Andrea Weiss.
   *10.5.  Employment Agreement, dated as of May 14, 1996, between the Registrant and Francis K. Duane.
    10.6.  General Release and Indemnity Agreement, dated August 23, 1993, among
            Maurice, Paul and Armand Marciano, their respective trusts, the
            Registrant, Georges Marciano and his trust. (1)
    10.7.  General Release Agreement, dated August 23, 1993, among Maurice, Paul and Armand Marciano, their respective trusts, the Registrant, and
            Georges Marciano and his trust. (1)
    10.8.  Cancellation and Reassignment Agreement, dated August 23, 1993, among the Registrant, MSKMarciano, Inc., Georges Marciano, Inc. and Georges
            Marciano. (1)

 EXHIBIT
 NUMBER                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------
    10.9.  Alameda Lease, dated July 29, 1992, among the Registrant and 1444
            Partners, Ltd. (1)
    10.10. Revolving Credit Agreement, dated as of December 20, 1993, between the
            Registrant and The First National Bank of Boston, as agent, and Sanwa
            Bank California, as co-agent, and the group of financial institution party thereto (the "Revolving Credit Agreement"). (3)
    10.11. Security Agreement, dated December 20, 1993, between the Registrant and the First National Bank of Boston, as agent for itself and for certain lenders. (3)
    10.12. Amendment No. 1 to the Revolving Credit Agreement, dated January 20,
            1994, among the parties thereto. (4)
    10.13. Amendment No. 2 to the Revolving Credit Agreement, dated April 1,
            1994, among the parties thereto. (4)
    10.14. Amendment No. 3 to the Revolving Credit Agreement, dated July 18,
            1994, among the parties thereto. (4)
    10.15. Amendment No. 4 to the Revolving Credit Agreement, dated October 24,
            1994, among the parties thereto. (4)
    10.16. Amendment No. 5 to the Revolving Credit Agreement, dated February 13,
            1995, among the parties thereto. (5)
    10.17. Amendment No. 6 to the Revolving Credit Agreement, dated September 14,
            1995, among the parties thereto. (5)
    10.18. Amendment No. 7 to the Revolving Credit Agreement, dated December 22,
            1995, among the parties thereto. (5)
   *10.19. Amendment No. 8 to the Revolving Credit Agreement, dated February 13,
            1996, among the parties thereto.
    10.20. Agreement as to Consignment of Documents and Related Matters, dated
            December 22, 1995, between the Registrant and The First National Bank of Boston. (5)
   *10.21. 1996 Equity Incentive Plan.
   *10.22. 1996 Non-Employee Directors' Stock Option Plan.
   *10.23. Aircraft lease agreement.
   *10.24. Employment Agreement, dated             , 1996, between the Registrant
            and Maurice Marciano.
   *10.25. Employment Agreement, dated             , 1996, between the Registrant
            and Paul Marciano.
   *10.26. Employment Agreement, dated             , 1996, between the Registrant
            and Armand Marciano.
   *21.1.  List of Subsidiaries.
    23.1.  Consent of KPMG Peat Marwick LLP, independent certified public accountants.
   *23.2.  Consent of Shearman & Sterling (included in Exhibit 5.1).
   +24.1.  Power of Attorney.

    (b) Financial Statement Schedule:

                                                                    DESCRIPTION
                                   ------------------------------------------------------------------------------
                      Schedule II                        Valuation and Qualifying Accounts

- ------------------------
+   Previously filed.

*   To be provided by amendment.

(1) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-69236) originally filed by the Company on September 22, 1993.

(2) Incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-69236) filed by the Company on November 24, 1993.

(3) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994.

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

ITEM 17.  UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 10, 1996.


                                          GUESS ?, INC.

                                          By:                  *

                                             -----------------------------------
                                              Name:  Maurice Marciano
                                              Title:  CHIEF EXECUTIVE OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------

                                     Chairman of the Board and
                 *                    Chief Executive Officer
- -----------------------------------   (Principal Executive       July 10, 1996
         Maurice Marciano             Officer)

                 *                   President, Chief
- -----------------------------------   Operating Officer and      July 10, 1996
           Paul Marciano              Director

                 *                   Senior Executive Vice
- -----------------------------------   President, Secretary and   July 10, 1996
          Armand Marciano             Director

       /s/ ROGER A. WILLIAMS         Chief Financial Officer
- -----------------------------------   (Principal Financial and   July 10, 1996
         Roger A. Williams            Accounting Officer)

       /s/ ROGER A. WILLIAMS         Attorney-in-fact for the
- -----------------------------------   persons marked above
         Roger A. Williams            with an *

                                  SCHEDULE II
                          GUESS ?, INC. & SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                                 (IN THOUSANDS)

                                                                    BALANCE AT    CHARGED TO    DEDUCTIONS    BALANCE
                                                                     BEGINNING     COSTS AND        AND       AT END
DESCRIPTION                                                          OF PERIOD     EXPENSES     WRITE-OFFS   OF PERIOD
- ------------------------------------------------------------------  -----------  -------------  -----------  ---------
As of December 31, 1993
  Allowance for obsolescence......................................   $   1,026        --         $     (26)  $   1,000
  Accounts receivable.............................................       9,235         7,505          (834)     15,906

As of December 31, 1994
  Allowance for obsolescence......................................       1,000         1,400        --           2,400
  Accounts receivable.............................................      15,906           758        (6,273)     10,391

As of December 31, 1995
  Allowance for obsolescence......................................       2,400         2,352          (392)      4,360
  Accounts receivable.............................................      10,391         5,147        (4,689)     10,849

                                 EXHIBIT INDEX

 EXHIBIT                                                                                          SEQUENTIALLY
 NUMBER                                         DESCRIPTION                                        NUMBER PAGE
- ---------  -------------------------------------------------------------------------------------  -------------
    *1.1.  Form of U.S. Purchase Agreement.
    *1.2.  Form of International Purchase Agreement.
    *3.1.  Restated Certificate of Incorporation of the Registrant.
    *3.2.  Restated Bylaws of the Registrant.
     4.1.  Indenture, dated August 23, 1993, between the Registrant and First Trust National
            Association, as Trustee. (1)
     4.2.  First Supplemental Indenture, dated August 23, 1993, between the Registrant and First
            Trust National Association, as Trustee. (1)
    *4.3.  Specimen stock certificate.
    *5.1.  Opinion of Shearman & Sterling.
   *10.1.  Form of Amended and Restated Stockholders' Agreement, dated            , 1996.
    10.2.  Letter Agreement, dated July 9, 1993, among the Registrant, Georges Marciano, Maurice
            Marciano, Paul Marciano, Armand Marciano and trusts for their respective benefit.
            (1)
    10.3.  Employment Agreement, dated March 1, 1994, between the Registrant and Roger A.
            Williams. (3)
   *10.4.  Letter Agreement, dated January 22, 1996, between the Registrant and Andrea Weiss.
   *10.5.  Employment Agreement, dated as of May 14, 1996, between the Registrant and Francis K.
            Duane.
    10.6.  General Release and Indemnity Agreement, dated August 23, 1993, among Maurice, Paul and Armand Marciano, their respective trusts, the Registrant, Georges Marciano and his trust. (1)
    10.7.  General Release Agreement, dated August 23, 1993, among Maurice, Paul and Armand
            Marciano, their respective trusts, the Registrant, and Georges Marciano and his trust. (1)
    10.8.  Cancellation and Reassignment Agreement, dated August 23, 1993, among the Registrant,
            MSKMarciano, Inc., Georges Marciano, Inc. and Georges Marciano. (1)
    10.9.  Alameda Lease, dated July 29, 1992, among the Registrant and 1444 Partners, Ltd. (1)
   10.10.  Revolving Credit Agreement, dated as of December 20, 1993, between the Registrant and
            The First National Bank of Boston, as agent, and Sanwa Bank California, as co-agent, and the group of financial institution party thereto (the "Revolving Credit
            Agreement"). (3)
   10.11.  Security Agreement, dated December 20, 1993, between the Registrant and the First
            National Bank of Boston, as agent for itself and for certain lenders. (3)
   10.12.  Amendment No. 1 to the Revolving Credit Agreement, dated January 20, 1994, among the parties thereto. (4)
   10.13.  Amendment No. 2 to the Revolving Credit Agreement, dated April 1, 1994, among the parties thereto. (4)

 EXHIBIT                                                                                          SEQUENTIALLY
 NUMBER                                         DESCRIPTION                                        NUMBER PAGE
- ---------  -------------------------------------------------------------------------------------  -------------
   10.14.  Amendment No. 3 to the Revolving Credit Agreement, dated July 18, 1994, among the parties thereto. (4)
   10.15.  Amendment No. 4 to the Revolving Credit Agreement, dated October 24, 1994, among the parties thereto. (4)
   10.16.  Amendment No. 5 to the Revolving Credit Agreement, dated February 13, 1995, among the parties thereto. (5)
   10.17.  Amendment No. 6 to the Revolving Credit Agreement, dated September 14, 1995, among the parties thereto. (5)
   10.18.  Amendment No. 7 to the Revolving Credit Agreement, dated December 22, 1995, among the parties thereto. (5)
  *10.19.  Amendment No. 8 to the Revolving Credit Agreement, dated February 13, 1996, among the parties thereto.
   10.20.  Agreement as to Consignment of Documents and Related Matters, dated December 22,
            1995, between the Registrant and The First National Bank of Boston. (5)
  *10.21.  1996 Equity Incentive Plan.
  *10.22.  1996 Non-Employee Directors' Stock Option Plan.
  *10.23.  Aircraft lease agreement.
  *10.24.  Employment Agreement, dated     , 1996, between the Registrant and Maurice Marciano.
  *10.25.  Employment Agreement, dated     , 1996, between the Registrant and Paul Marciano.
  *10.26.  Employment Agreement, dated     , 1996, between the Registrant and Armand Marciano.
   *21.1.  List of Subsidiaries.
    23.1.  Consent of KPMG Peat Marwick LLP, independent certified public accountants.
   *23.2.  Consent of Shearman & Sterling (included in Exhibit 5.1).
   +24.1.  Power of Attorney.

- ------------------------
+   Previously filed

*   To be provided by amendment.

(1) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-69236) originally filed by the Company on September 22, 1993.

(2) Incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-69236) filed by the Company on November 24, 1993.

(3) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994.

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995.